   As filed with the Securities and Exchange Commission on January 26, 1994
                                                       Registration No. 33-
- --------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                          -------------------------
                                   Form S-4
                            REGISTRATION STATEMENT
                                    Under
                          The Securities Act of 1933
                          -------------------------

                             Norwest Corporation
            (Exact name of registrant as specified in its charter)
                          -------------------------

       Delaware                    (6711)
   (State or other         (Primary Standard Industrial      41-0449260
   jurisdiction of          Classification Code Number)     (I.R.S. Employer
   incorporation or                                        Identification No.)
    organization)

                                Norwest Center
                              Sixth and Marquette
                       Minneapolis, Minnesota 55479-1000
                                  612-667-1234
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               Stanley S. Stroup
                  Executive Vice President and General Counsel
                              Norwest Corporation
                                 Norwest Center
                              Sixth and Marquette
                       Minneapolis, Minnesota 55479-1026
                                  612-667-8858
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                                    Copy to:
                                Steve R. Wagner
                           Assistant General Counsel
                            Norwest Financial, Inc.
                               206 Eighth Street
                             Des Moines, Iowa 50309

     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of the Registration Statement.
     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                      CALCULATION OF REGISTRATION FEE
- ---------------------------------------------------------------------------------
                    |            |  Proposed    |  Proposed      |
                    |   Amount   |  Maximum     |  Maximum       |
Title of Securities |   to be    |Offering Price| Aggregate      |    Amount of
 to be Registered   | Registered |  Per Share   |Offering Price  |Registration Fee
- ---------------------------------------------------------------------------------
Common Stock (par   | 3,727,000  |    N/A       | $38,401,000(2) | $13,241.72
value $1 2/3 per    |  Shares    |              |                |
share)(1)........   |            |              |                |
- ---------------------------------------------------------------------------------

(1) Each share of the registrant's common stock includes one preferred stock purchase right.
(2) Estimated solely for purposes of computing the registration fee, in accordance with Rule 457(f)(2), based upon the book value, as of September 30, 1993, of all shares of common stock to be acquired by the registrant in the transactions described herein.

                                  ------------

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              NORWEST CORPORATION

                             CROSS REFERENCE SHEET

                    Pursuant to Regulation S-K, Item 501(b)

          Form S-4 Item                     Proxy Statement-Prospectus Heading
          -------------                     ----------------------------------

 1.  Forepart of Registration Statement
       and Outside Front Cover Page of
       Prospectus......................     Facing Page of Registration
                                              Statement; Outside Front Cover
                                              Page of Proxy

 2.  Inside Front and Outside Back Cover
       Pages of Prospectus.............     Available Information; Incorporation
                                              of Certain Information by
                                              Reference; Table of Contents

 3.  Risk Factors, Ratio of Earnings to
       Fixed Charges and Other
       Information.....................     Summary

 4.  Terms of the Transaction..........     Summary; The Merger

 5.  Pro Forma Financial Information...     *

 6.  Material Contracts with the
       Company Being Acquired..........     The Merger

 7.  Additional Information Required
       for Reoffering by Persons and
       Parties Deemed to be
       Underwriters....................     *

 8.  Interests of Named Experts and
       Counsel.........................     Experts; Legal Opinions

 9.  Disclosure of Commission Position
       on Indemnification for Securities
       Act Liabilities.................     *

10.  Information with Respect to S-3
       Registrants.....................     Incorporation of Certain Information
                                              by Reference; Summary; The
                                              Merger; Information about
                                              Norwest-Recent Operating Results;
                                              Certain Regulatory Considerations

11.  Incorporation of Certain Information
       by Reference....................     Incorporation of Certain Information
                                              by Reference; Management and
                                              Additional Information

12.  Information with Respect to S-2 or
       S-3 Registrants.................     *

13.  Incorporation of Certain
       Information by Reference........     *

14.  Information with Respect to
       Registrants Other Than S-3 or
       S-2 Registrants.................     *

15.  Information with Respect to S-3
       Companies.......................     *

16.  Information with Respect to S-2 or
       S-3 Companies...................     *

17.  Information with Respect to
       Companies Other Than S-3 or
       S-2 Companies...................     Summary--Selected Financial Data;
                                              Summary--The Companies;
                                              Summary--Comparative Unaudited Per
                                              Share Data; Information About
                                              Community; Certain Regulatory
                                              Considerations

18.  Information if Proxies, Consents
       or Authorizations are to be
       Solicited.......................     Summary; Meeting Information;
                                              Management and Additional
                                              Information

19.  Information if Proxies, Consents
       or Authorizations are not to
       be Solicited or in an Exchange
       Offer...........................     *

- ----------

    *Item is omitted because answer is negative or item is inapplicable.

                              COMMUNITY CREDIT CO.
                              3101 W. 69th Street
                             Edina, Minnesota 55435

                                                               ------- ---, 1994

Dear Shareholder:

     The Board of Directors cordially invites you to attend a Special Meeting of Shareholders of Community Credit Co. ("Community") to be held at the principal executive office of Community, 3101 W. 69th Street, Edina, Minnesota, on
- --------, February --, 1994, commencing at 2:00 p.m., local time.

     At this important meeting, you will be asked to consider and vote on, among other things, the Agreement and Plan of Reorganization (the "Merger Agreement") providing for a merger transaction (the "Merger") whereby Community will become a wholly-owned subsidiary of Norwest Corporation ("Norwest").

     In the merger, you will receive approximately 1.1996 shares of Norwest Common Stock, plus cash in lieu of fractional shares, for each of your shares of Community Common Stock. The transaction is intended to be free from federal income taxation to the extent you receive solely Norwest Common Stock in exchange for your shares of Community Common Stock.

     The Community Board of Directors has approved the Merger Agreement as being in the best interests of Community and its shareholders and recommends that shareholders vote FOR approval of the Merger Agreement.

     A Notice of the Special Meeting and a Proxy Statement-Prospectus containing detailed information concerning the Merger are attached. We urge you to carefully review these materials before completing the enclosed proxy card.

     It is a condition to the consummation of the Merger that the Merger Agreement receive the approval of the holders of a majority of the outstanding shares of Community Common Stock. A failure to vote will have the same effect as a vote against the Merger Agreement. Accordingly, it is important that your shares be represented at the Special Meeting whether or not you plan to attend the Special Meeting in person. Therefore, we urge you to complete, sign and date the enclosed proxy card and return it in the accompanying pre-addressed envelope, which requires no postage if mailed within the United States. You are, of course, welcome to attend the Special Meeting and to vote your shares in person.

     Should you require assistance in completing your proxy card or if you have questions about the voting procedure or the accompanying Proxy
Statement-Prospectus, please feel free to contact me at (612)920-9270.

                                          Ernest F. Dorn, Jr.
                                          Chairman

                              COMMUNITY CREDIT CO.

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS


     NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Community Credit Co., a Minnesota corporation ("Community"), will be held at the principal executive office of Community, 3101 W. 69th Street, Edina, Minnesota, on --------, February --, 1994, at 2:00 p.m., local time, for the following purpose:

          1. To consider and vote upon the Agreement and Plan of Reorganization dated as of November 23, 1993 (together with the Agreement and Plan of Merger attached thereto, the "Merger Agreement") between Community and Norwest Corporation, a Delaware corporation ("Norwest"), a copy of which Merger Agreement is included in the accompanying Proxy Statement-Prospectus as Appendix A, under the terms of which Community would be merged (the "Merger") with a new Minnesota corporation to be formed by Norwest, with Community as the surviving corporation, and each outstanding share of common stock of Community, $1.00 par value, would be converted into approximately 1.1996 shares of the common stock, par value $1 2/3 per share, of Norwest; and to authorize such further action by the Board of Directors and proper officers of Community as may be necessary or appropriate to carry out the intent and purposes of the Merger Agreement.

          2.  To consider and vote upon an amendment to Article III, Section
     3.02 of the Bylaws of Community (to be effective as of the effective time of the Merger) to reduce the number of directors to three.

          3. To consider and vote upon the following persons to be elected (effective as of the effective time of the Merger) as directors of Community; Steve R. Wagner, Gary M. Poetting and Faye L. Kunz.

          4. To ratify all actions taken by the officers and directors of Community since the last annual meeting of shareholders.

          5. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

     Only holders of Community Common Stock of record at the close of business on February 1, 1994, will be entitled to notice of and to vote at the Special Meeting or any adjournments or postponements thereof.

     Your attention is directed to the Proxy Statement-Prospectus accompanying this notice for a more complete statement regarding the matters to be acted upon at the Special Meeting.

                                       By Order of the Board of Directors



                                       Ernest F. Dorn, Jr.
- ------- ----, 1994                     Chairman

                               IMPORTANT NOTICES


     WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY AS SOON AS POSSIBLE IN THE ENCLOSED ENVELOPE.

     THE BOARD OF DIRECTORS OF COMMUNITY RECOMMENDS THAT THE SHAREHOLDERS VOTE TO APPROVE THE MERGER AGREEMENT AND THE MERGER CONTEMPLATED THEREBY.

PLEASE DO NOT SEND ANY CERTIFICATES FOR YOUR COMMUNITY COMMON STOCK AT THIS
TIME.

                                PROXY STATEMENT
                                       of
                              COMMUNITY CREDIT CO.
                      FOR SPECIAL MEETING OF SHAREHOLDERS
                       To Be Held On February --, 1994

                                   PROSPECTUS
                                       of
                              NORWEST CORPORATION
                                  Common Stock


     This Prospectus of Norwest Corporation ("Norwest") relates to 3,727,000 shares of common stock, par value $1 2/3 per share, of Norwest ("Norwest Common Stock") issuable to the shareholders of Community Credit Co. ("Community") upon consummation of the proposed merger (the "Merger") of Community with a wholly-owned corporation to be formed under Minnesota law by Norwest ("Merger Co.") for purposes of effecting the Merger, with Community as the surviving corporation, pursuant to the terms of an Agreement and Plan of Reorganization between Norwest and Community, dated as of November 23, 1993 (together with the Agreement and Plan of Merger attached thereto, the "Merger Agreement"). The Merger Agreement is set forth in Appendix A and incorporated herein by reference.

     This Prospectus also serves as the Proxy Statement of Community for the Special Meeting of Shareholders to be held on February --, 1994 (the "Special Meeting") to approve the Merger Agreement and certain other proposals described herein.

     Upon consummation of the Merger, each outstanding share of common stock of Community ("Community Common Stock"), will be converted into approximately
1.1996 shares of Norwest Common Stock (the "Exchange Ratio") plus cash in lieu of fractional shares. For a more complete description of the Merger Agreement and the terms of the Merger, see "THE MERGER."

     The outstanding shares of Norwest Common Stock are, and the shares offered hereby will be, listed on the New York Stock Exchange ("NYSE") and the Chicago Stock Exchange ("CSE"). The last reported sale price of Norwest Common Stock on the NYSE Composite Tape on ------- ----, 1994 was $----- per share.

     This Proxy Statement-Prospectus and the form of proxy are first being mailed to shareholders of Community on or about ------- ---, 1994.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
   ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT-PROSPECTUS.  ANY REPRESENTATION
    TO THE CONTRARY IS A CRIMINAL OFFENSE.

       The date of this Proxy Statement-Prospectus is ------- ---, 1994.

                             AVAILABLE INFORMATION

     Norwest is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information concerning Norwest can be inspected and copied at the Commission's public reference room located at Room 1024, 450 Fifth Street, N.W., Washington D.C. 20549, and at the public reference facilities in the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. Reports, proxy statements and other information filed by Norwest with the New York Stock Exchange and the Chicago Stock Exchange may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and at the offices of the Chicago Stock Exchange, One Financial Place, 440 South LaSalle Street, Chicago, Illinois 60605.

     This Proxy Statement-Prospectus does not contain all of the information set forth in the Registration Statement on Form S-4 and exhibits thereto (the "Registration Statement") covering the securities offered hereby which Norwest has filed with the Commission. Certain portions of the Registration Statement have been omitted pursuant to the rules and regulations of the Commission. Reference is hereby made to such omitted portions for further information with respect to Norwest and the securities offered hereby.


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     This Proxy Statement-Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Documents relating to Norwest, excluding exhibits unless specifically incorporated herein, are available without charge upon written or oral request to Laurel A. Holschuh, Secretary, Norwest Corporation, Norwest Center, Sixth and Marquette, Minneapolis, Minnesota 55479-1026, (612)667-8655. In order to ensure timely delivery of the documents, any request should be made by February ----, 1994.

     The following documents filed with the Commission by Norwest (file No. 1-2979) are incorporated herein by reference: (a) Annual Report on Form 10-K for the year ended December 31, 1992, as amended by Amendment No. 1 on Form 8 dated March 3, 1993; (b) Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1993; (c) Current Reports on Form 8-K dated February 8, 1993, March 12, 1993, June 28, 1993, August 10, 1993, August 31, 1993, September 15, 1993, September 27, 1993, October 25, 1993 and December 29, 1993; (d) Registration Statement on Form 8-A filed December 6, 1988, as amended by Amendment No. 1 on Form 8 filed on July 21, 1989; (e) Registration Statement on Form 8-A dated December 21, 1990; and (f) Registration Statement on Form 8-A dated August 8, 1991.

     All documents filed by Norwest pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the Special Meeting shall be deemed to be incorporated herein by reference and to be a part hereof from the date of such filing. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

Table of Contents


                                                                         Page
                                                                         ----
AVAILABLE INFORMATION................................................      2
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE....................      2

SUMMARY..............................................................      5
    The Companies....................................................      5
    The Merger.......................................................      6
    The Special Meeting and Vote Required............................      6
    Dissenters' Rights...............................................      7
    Community's Reasons for the Merger; Recommendation of the
      Community Board of Directors...................................      7
    Effective Date and Time of the Merger............................      8
    Conditions and Termination.......................................      8
    Regulatory Approvals.............................................      8
    Management and Operations After the Merger.......................      9
    Accounting Treatment.............................................      9
    Agreements for Voting Community Common Stock.....................      9
    Certain Federal Income Tax Consequences..........................      9
    Markets and Market Prices........................................      9
    Comparative Unaudited Per Share Data.............................     10
    Selected Financial Data..........................................     13

MEETING INFORMATION..................................................     16
    General..........................................................     16
    Date, Place and Time.............................................     16
    Record Date; Vote Required.......................................     16
    Principal Shareholders and Security Ownership of Management......     17
    Voting and Revocation of Proxies.................................     18
    Solicitation of Proxies..........................................     19
    Dissenters' Rights...............................................     19

THE MERGER...........................................................     21
    Background and Reasons for the Merger............................     21
    Terms of the Merger..............................................     22
    Effective Date and Time of the Merger............................     23
    Surrender of Certificates........................................     23
    Conditions to the Merger.........................................     24
    Regulatory Approvals.............................................     26
    Business of Community Pending the Merger.........................     26
    Waiver, Amendment and Termination................................     27
    Management and Operations of Community After the Merger..........     28
    Certain Transactions.............................................     28
    Effect on Employee Benefits and Stock Plans......................     28
    Certain Differences in Rights of Stockholders....................     30
    Certain Federal Income Tax Consequences..........................     40
    Resale of Norwest Common Stock...................................     42
    Dividend Reinvestment and Optional Cash Payment Plan.............     43
    Accounting Treatment.............................................     43
    Expenses.........................................................     43


                                                                         Page
                                                                         ----
INFORMATION ABOUT NORWEST - RECENT OPERATING RESULTS.................     44

INFORMATION ABOUT COMMUNITY..........................................     46

CERTAIN REGULATORY CONSIDERATIONS....................................     60

MANAGEMENT AND ADDITIONAL INFORMATION................................     65

EXPERTS..............................................................     65

LEGAL OPINIONS.......................................................     65

CONSOLIDATED FINANCIAL STATEMENTS OF COMMUNITY.......................     F-1

APPENDIX A -- AGREEMENT AND PLAN OF REORGANIZATION AND
              AGREEMENT AND PLAN OF MERGER...........................     A-1

APPENDIX B -- MINNESOTA DISSENTERS' RIGHTS:  SECTIONS
              302A.471 AND 302A.473 OF THE MINNESOTA
              BUSINESS CORPORATION ACT...............................     B-1

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION
NOT CONTAINED IN THIS PROXY STATEMENT-PROSPECTUS AND, IF GIVEN OR MADE, SUCH
INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN
AUTHORIZED BY COMMUNITY OR NORWEST.  THIS PROXY STATEMENT-PROSPECTUS DOES NOT
CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE
SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR
FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.  NEITHER THE
DELIVERY OF THIS PROXY STATEMENT-PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES
MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT
THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF NORWEST OR COMMUNITY SINCE THE DATE
OF THIS PROXY STATEMENT-PROSPECTUS.



SUMMARY
       The following summary is not intended to be complete and is qualified in all respects by the more detailed information included in this Proxy Statement-Prospectus, the Appendices hereto and the documents incorporated herein by reference. As used in this Proxy Statement-Prospectus, the terms "Norwest" and "Community" refer to such corporations, respectively, and where the context requires, such entities and their respective subsidiaries. All information concerning Norwest included in this Proxy Statement-Prospectus has been furnished by Norwest and all information concerning Community included in this Proxy Statement-Prospectus has been furnished by Community. Neither Norwest nor Community warrants the accuracy or completeness of information relating to the other.

The Companies
       Norwest. Norwest Corporation is a regional bank holding company which was organized under the laws of Delaware in 1929 and is registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"). As a diversified financial services organization, Norwest operates through subsidiaries engaged in banking and in related businesses. Norwest provides retail, commercial, and corporate banking services to its customers through banks located in Arizona, Colorado, Illinois, Indiana, Iowa, Minnesota, Montana, Nebraska,
New Mexico, North Dakota, Ohio, South Dakota, Texas, Wisconsin, and Wyoming. Norwest provides additional financial services to its customers through subsidiaries engaged in various businesses, principally mortgage banking, consumer finance, equipment leasing, agricultural finance, commercial finance, securities brokerage and investment banking, insurance, computer and data processing services, trust services, and venture capital investments.

       At September 30, 1993, Norwest had consolidated total assets of $50.4 billion, total deposits of $31.6 billion, and total stockholders' equity of $3.4 billion. Based on total assets at September 30, 1993, Norwest was the 13th largest commercial banking organization in the United States. Norwest recently completed, through its subsidiary GST Co., the acquisition of First United Bank Group, Inc. ("First United"), a bank holding company headquartered in Albuquerque, New Mexico, in exchange for 17,785,447 shares (exclusive of shares reserved for stock options) of Norwest Common Stock. First United owned and operated banks in New Mexico and Texas as well as other subsidiaries engaged in related businesses, and had $3.5 billion in assets at September 30, 1993. See also "INFORMATION ABOUT NORWEST - RECENT OPERATING RESULTS."

     Norwest regularly explores opportunities for acquisitions of financial institutions and related businesses. Generally, management of Norwest does not make a public announcement about an acquisition until a definitive agreement has been signed. Norwest has entered into definitive agreements for the acquisition of various other financial institutions (excluding Community) having aggregate total assets at September 30, 1993, of approximately
$1.1 billion. Certain of these acquisitions have received regulatory approval and are expected to be completed in the first quarter of 1994. The remaining acquisitions are subject to the approval of regulatory authorities and are also expected to be completed in the first quarter of 1994. None of these acquisitions are significant to the financial statements of Norwest, either individually or in the aggregate.

     Norwest's principal executive offices are located at Norwest Center, Sixth and Marquette, Minneapolis, Minnesota 55479, and its telephone number is 612-667-1234.

     Additional information concerning Norwest is included in the Norwest documents incorporated herein by reference. (See "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE")

     Community. Community is a consumer finance company organized under the laws of the State of Minnesota in 1946. Its principal executive offices are located at 3101 W. 69th Street, Edina, Minnesota 55435, and its telephone number is 612-920-9270. It and its two consumer finance subsidiaries operate a total of 51 consumer finance offices in Minnesota, Wisconsin and Illinois. Community also has two subsidiaries engaged in credit life and other insurance activities. At September 30, 1993, Community had consolidated assets of $170 million and shareholders' equity of $38 million. (See "INFORMATION ABOUT COMMUNITY" and "CONSOLIDATED FINANCIAL STATEMENTS OF COMMUNITY.")

The Merger
     The Merger Agreement provides for the formation of a new Minnesota corporation to be wholly owned by Norwest ("Merger Co."), and the merger of Merger Co. into Community, with Community as the surviving corporation. Upon consummation of the Merger, each outstanding share of Community Common Stock will be converted into approximately 1.1996 shares of Norwest Common Stock, plus cash in lieu of fractional shares. See "THE MERGER -- Terms of the Merger." Each outstanding share of Norwest Common Stock issued and outstanding at the Effective Time (defined below) will remain outstanding and unchanged.

The Special Meeting and Vote Required
     The Special Meeting of Community shareholders to consider and vote on the Merger and other related proposals described herein will be held at the principal executive office of Community, 3101 W. 69th Street, Edina, Minnesota, on -------- February --, 1994, at 2:00 p.m., local time. Only holders of record of Community Common Stock at the close of business on February 1, 1994, will be entitled to notice of and to vote at the Special Meeting. On the record date, there were outstanding and entitled to vote
- --------- shares of Community Common Stock. Each share of Community Common Stock is entitled to one vote on the Merger Agreement. For additional information relating to the Special Meeting, see "MEETING INFORMATION."

     Approval of the Merger Agreement requires the affirmative vote of the holders of at least a majority of all outstanding shares of Community Common Stock. Approval of the Merger Agreement by Norwest stockholders is not required under Delaware law.

     In addition to the Merger Agreement, shareholders of Community will be asked at the Special Meeting to consider and vote on the following issues:
(a) approval of an amendment to Article III, Section 3.02 of the Bylaws of Community (to be effective as of the Effective Time) to reduce the number of directors to three; (b) approval of the following persons to be elected as directors of Community (to be effective as of the Effective Time): Steve R. Wagner, Gary M. Poetting and Faye L. Kunz;

(c) ratification of all actions taken by the officers and directors of Community since the last annual meeting of shareholders; and (d) and any other business as may properly come before the Special Meeting.

     As of December 31, 1993, directors and executive officers of Community owned beneficially or controlled the voting of an aggregate of 1,693,571 shares of Community Common Stock, or approximately 54.5% of the shares of Community Common Stock outstanding on such date. As of December 31, 1993, neither Norwest nor any of its directors or executive officers beneficially owned any shares of Community Common Stock. See "MEETING INFORMATION."

Dissenters' Rights
     Section 302A.471 of the Minnesota Business Corporation Act provides that a shareholder of a Minnesota corporation (such as Community) may dissent from, and obtain payment for the fair value of such shareholder's shares, plus interest, in the event of certain corporate actions including the Merger.
Section 302A.473 of the Minnesota Business Corporation Act defines the "fair value of the shares" to mean the value of the shares of a corporation immediately before the effective date of any such corporate action. As a result of these statutory provisions, each holder of Community Common Stock (determined as of the February 1, 1994 record date) will be entitled to receive, in cash, the value for such shares, as determined by a state court in Minnesota, plus interest, provided that the shareholder, prior to the vote, files with Community a written notice of intent to demand the fair value of the shares and the shareholder does not vote in favor of the Merger and complies with certain statutory procedures within time periods specified in the dissenters' rights provision of Minnesota law. The value of the shares of Community Common Stock, as determined in any such court proceeding, could be more than, the same as, or less than the value of the consideration to be received under the Merger Agreement by the holders of Community Common Stock who do not dissent from the Merger. See "THE MERGER -- Dissenters' Rights" and Appendix B hereto.

Community's Reasons for the Merger; Recommendation of the Community Board of Directors

     The Board of Directors of Community has carefully considered the terms of the Merger Agreement, including all proposals provided for therein, has approved it as being in the best interests of Community and its shareholders, and recommends that Community shareholders vote FOR the proposal to approve the Merger Agreement. In addition, the Board of Directors recommends that Community shareholders vote FOR the other related proposals being considered at the Special Meeting in connection with the Merger, all as more fully discussed herein.

     The recommendation of Community's Board of Directors is based upon a number of factors, including the terms of the Merger, the Merger Agreement, substantial benefits expected to result from the combination of Community and Norwest, information concerning the financial condition, results of operations, and prospects of Norwest and Community on a stand-alone and combined basis, the Board's view of the relative merits of other opportunities presented to the Board or that the Board believed would be available, including the possibility of remaining independent, and the market price of Norwest Common Stock. See "SUMMARY -- Markets and Market Prices" and "THE MERGER -- Background of and Reasons for the Merger".

     Community's Board of Directors believes that the Merger is fair to and in the best interests of Community and the holders of Community Common Stock and that the terms of the Merger Agreement are attractive in that such agreement allows Community shareholders to become shareholders in Norwest, an institution which the Community Board believes has achieved broad geographic and line of business diversification. See "THE MERGER -- Background of and Reasons for the Merger."

Effective Date and Time of the Merger

     The Merger is expected to become effective at 11:59 p.m. (the "Effective Time"), Central Standard time, on the date on which the Merger Agreement or Articles of Merger are filed with the Secretary of State of the State of Minnesota (the "Effective Date"). Such filing will be made (i) ten business days following satisfaction or waiver of all conditions precedent set forth in the Merger Agreement or (ii) on such other date as may be agreed upon by Norwest and Community. Subject to such conditions, the parties expect the Merger to become effective in the first quarter of 1994, although there can be no assurance that this will in fact occur. See "THE MERGER -- Effective Date and Time of the Merger" and "--Conditions to the Merger."

Conditions and Termination

     The respective obligations of Norwest and Community to consummate the Merger are subject to certain conditions, including the receipt of regulatory approvals, approval of the Merger Agreement by the shareholders of Community, receipt by Norwest and Community of certain accounting and tax opinions and certain other conditions customary in transactions of this nature. See "THE MERGER -- Conditions to the Merger" and "-- Regulatory Approvals."

     The Merger Agreement may be terminated at any time prior to the Effective Time, whether prior to or after approval by the Community shareholders, by either party if, among other reasons, the Merger shall not have been consummated by April 1, 1994, unless such failure of consummation shall be due to the failure of the party seeking termination to perform its respective covenants and agreements under the Merger Agreement. See "THE MERGER -- Waiver, Amendment and Termination."

Regulatory Approvals

     Consummation of the Merger requires the approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under
Section 4 of the Bank Holding Company Act of 1956, as amended (the "BHCA").
In addition, the approvals of the insurance authorities of the States of Arizona and Vermont (the "State Insurance Authorities") under state insurance holding company laws are required for consummation of the Merger. Norwest has filed an application with the Federal Reserve Board and applications for such approvals with the State Insurance Authorities. There can be no assurance that the Federal Reserve Board or the State Insurance Authorities will approve the Merger, or as to the date of such approvals. There can also be no assurance that any such approval will not contain a condition or requirement that causes such approval to fail to satisfy the conditions to the consummation of the Merger. See "THE MERGER -- Regulatory Approvals."

Management and Operations After the Merger

     Following the Merger, Norwest intends to transfer Community and its subsidiaries to Norwest's consumer finance subsidiary, Norwest Financial Services, Inc. ("Norwest Financial"). Norwest Financial plans to have Community and its subsidiaries operate at their present locations and to continue to make the financial services available to their customers. Norwest Financial also expects to facilitate the expansion of Community's consumer finance business into additional states. See "THE MERGER -- Management and Operations of Community After the Merger"

Accounting Treatment

     It is intended that the Merger will be accounted for as a "pooling of interests" by Norwest under generally accepted accounting principles. See "THE MERGER -- Conditions to the Merger" and -- "Accounting Treatment."

Agreements for Voting Community Common Stock

     Ernest F. Dorn, Sr. and Ernest F. Dorn, Jr. have entered into agreements with Norwest pursuant to which they have agreed, among other things, to vote all shares of Community Common Stock beneficially owned by them in favor of the Merger. On December 31, 1993, Ernest F. Dorn, Sr. beneficially owned 832,550 shares of Community Common Stock (approximately 26.8% of the outstanding shares of Community Common Stock as of such date), and Ernest F. Dorn, Jr. beneficially owned 125,090 shares of Community Common Stock (approximately 4.0% of the outstanding shares of Community Common Stock as of such date).

Certain Federal Income Tax Consequences

     It is intended that for federal income tax purposes the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that, accordingly,
(i) no gain or loss will be recognized by Community or Norwest as a result of the Merger and (ii) no gain or loss will be recognized by Community stockholders who exchange all of their shares of Community Common Stock solely for shares of Norwest Common Stock in the Merger, except with respect to any cash received in lieu of a fractional share interest in Norwest Common Stock. Consummation of the Merger is dependent upon, among other conditions, receipt by Community of an opinion of counsel, dated as of the Effective Time, substantially to the effect set forth above. See "THE MERGER -- Certain Federal Income Tax Consequences."

Markets and Market Prices

     Norwest Common Stock is listed on the NYSE and CSE. Community Common Stock is not publicly traded and has no established trading market. The following table sets forth the high and low sales prices of Norwest Common Stock as reported on the NYSE Composite Transactions Tape and the cash dividends declared, for the periods indicated.

                                          Norwest Common Stock (1)
                                     -------------------------------------

                                      High          Low          Dividends
                                     -------      -------        ---------
1992
   First Quarter................     $19.06       $16.625         $.125
   Second Quarter...............      19.875       17.375          .125
   Third Quarter................      19.875       17.75           .145
   Fourth Quarter...............      22.125       18.625          .145
1993
   First Quarter................     $26.00       $20.625         $.145
   Second Quarter...............      28.38        22.88           .165
   Third Quarter................      28.00        25.625          .165
   Fourth Quarter...............      29.00        22.50           .165
1994
   First Quarter (through
     -----------, 1994).........     $-----       $------         $.---

(1) Market price and dividend information for Norwest Common Stock has been retroactively adjusted to reflect a 2-for-1 stock split in the form of a stock dividend paid June 28, 1993 for stockholders of record June 4, 1993.

     The closing price per share of Norwest Common Stock and the equivalent per share price of Community Common Stock (giving effect to the Merger and assuming conversion of the Community Common Stock at the Exchange Ratio of 1.1996, which is the approximate Exchange Ratio) on November 22, 1993, the last trading day preceding the signing of the Merger Agreement, were $23.00 and $27.59, respectively.

     Community shareholders are advised to obtain current market quotations for Norwest Common Stock. No assurance can be given concerning the market price of Norwest Common Stock before or after the Effective Date. The market price for Norwest Common Stock will fluctuate between the date of this Proxy Statement-Prospectus and the Effective Date. However, the number of shares of Norwest Common Stock to be exchanged for outstanding shares of Community Common Stock is fixed and will not be adjusted to reflect changes in the market value of Norwest Common Stock or Community Common Stock. The Merger Agreement may be terminated by Community in certain circumstances relating to a decrease in the market value of Norwest Common Stock. See "THE MERGER -- Waiver, Amendment and Termination."

Comparative Unaudited Per Share Data

     The following table presents selected comparative unaudited per share data for Norwest Common Stock on a historical and a pro forma combined basis and for Community Common Stock on a historical and a pro forma equivalent basis giving effect to the Merger using the pooling-of-interests method of accounting. For a description of the pooling-of-interests method of accounting with respect to the Merger and the related effects on the historical financial statements of Norwest, see "THE MERGER -- Accounting Treatment." The information is derived from the consolidated historical financial statements of Norwest including the related notes thereto, incorporated by reference into this Proxy Statement-Prospectus. This information should be read in conjunction with such historical financial statements and the related notes thereto. See "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE" and "INFORMATION ABOUT COMMUNITY."

     These data are not necessarily indicative of the results of the future operations of the combined entity or the actual results that would have been achieved had the Merger been consummated prior to the periods indicated.

                      COMPARATIVE UNAUDITED PER SHARE DATA

                                 Norwest Common Stock     Community Common Stock
                                 ---------------------    ----------------------
                                             Pro Forma                 Pro Forma
                                 Historical  Combined      Historical  Equivalent
                                 ----------  ---------     ----------  ----------

BOOK VALUE(1):
  September 30, 1993.............$10.65      10.65            12.43      12.77
  December 31, 1992..............  9.69       9.68            10.80      11.61

DIVIDENDS DECLARED(2)(3):
Nine Months Ended:
  September 30, 1993.............  0.475      0.475            0.750(3)   0.570
Year Ended:
  December 31, 1992..............  0.540      0.540            0.750      0.648
  December 31, 1991..............  0.470      0.470            0.650      0.564
  December 31, 1990..............  0.423      0.423            0.550      0.507

NET INCOME (LOSS)(4):
Nine Months Ended:
  September 30, 1993.............  1.53       1.53             1.63       1.84
Year Ended:
  December 31, 1992..............  1.16       1.16             1.91       1.39
  December 31, 1991..............  1.33       1.33             1.56       1.59
  December 31, 1990..............  0.57       0.57             1.36       0.69


(1) The pro forma combined book values per share of Norwest Common Stock are based upon the historical total combined common equity for Norwest and Community, divided by total pro forma common shares of the combined entity assuming conversion of the Community Common Stock at the exchange ratio of 1.1996. The pro forma equivalent book values per share of Community Common Stock represent the pro forma combined amounts multiplied by 1.1996, which is the approximate Exchange Ratio.

(2) The pro forma equivalent dividends per share of Community Common Stock represent the cash dividends declared on a share of Norwest Common Stock multiplied by 1.1996, which is the approximate Exchange Ratio.

(3) A dividend of $1.00 per share of Community Common Stock was declared in December of 1993.

(4) The pro forma combined net income per share (based on fully diluted weighted average shares outstanding) is based upon the combined historical net income for Norwest and Community divided by the pro forma weighted average common shares of the combined entity. The pro forma equivalent net income per share of Community Common Stock represents the pro forma combined net income multiplied by 1.1996, which is the approximate Exchange Ratio.

                                      SELECTED FINANCIAL DATA

                            Nine Months Ended
                              September 30                   Year Ended December 31
                            -----------------    -----------------------------------------------
                              1993      1992     1992(1)    1991     1990(2)    1989(3)   1988
                              ----      ----     -------    ----     -------    -------   ----
                                                  (In millions except per share amounts)
Norwest:
Interest income.........   $ 2,768.2   2,680.0   3,587.0   3,802.1   3,690.7   3,440.7   2,948.2
Interest expense........     1,011.2   1,168.9   1,509.2   2,024.2   2,201.9   2,100.9   1,696.4
                            --------  --------  --------  --------  --------  --------  --------

  Net interest income...     1,757.0   1,511.1   2,077.8   1,777.9   1,489.5   1,339.8   1,251.8
Provision for credit
  losses................        99.6     154.5     266.7     401.9     428.3     225.5     184.0
Non-interest income.....     1,116.5     923.8   1,228.8   1,031.2     872.1     711.9     604.0
Non-interest expenses...     2,090.4   1,775.8   2,436.6   1,939.5   1,666.9   1,455.3   1,359.6
                            --------  --------  --------  --------  --------  --------  --------
  Income before income
    taxes...............       683.5     504.6     603.3     467.7     266.4     370.9     312.2
Income tax expense......       204.9     130.1     163.2      66.8     110.1      96.0      28.4
                            --------  --------  --------  --------  --------  --------  --------
Income before cumulative
  effect of a change in
  accounting method.....       478.6     374.5     440.1     400.9     156.3     274.9     283.8
Cumulative effect on years
  prior to 1992 of change
  in accounting method..          --     (76.0)    (76.0)       --        --        --        --
                            --------  --------  --------  --------  --------  --------  --------

Net income..............       478.6     298.5     364.1     400.9     156.3     274.9     283.8
                            ========  ========  ========  ========  ========  ========  ========

Net income per share:
Primary:
  Before cumulative effect
    of a change in
    accounting method...        1.56      1.22      1.42      1.34      0.57      1.00      1.04
  Cumulative effect on
    years prior to 1992
    of change in accounting
    method..............          --     (0.26)    (0.26)       --        --        --        --
                            --------  --------  --------  --------  --------  --------  --------

Net income..............        1.56      0.96      1.16      1.34      0.57      1.00      1.04
                            ========  ========  ========  ========  ========  ========  ========

  Fully diluted:

    Before cumulative
      effect of a change
      in accounting
      method............        1.53      1.20      1.41      1.33      0.57      0.99      1.02
    Cumulative effect on
      years prior to
      1992 of change in
      accounting method.          --     (0.25)    (0.25)       --        --        --        --
                            --------  --------  --------  --------  --------  --------  --------

Net income..............        1.53      0.95      1.16      1.33      0.57      0.99      1.02
                            ========  ========  ========  ========  ========  ========  ========

Dividends declared per
  common share..........       0.475     0.395     0.540     0.470     0.423     0.380     0.325
At period end:
  Total assets..........   $50,387.9  43,278.0  46,657.2  42,736.3  41,088.4  36,229.3  32,984.5
  Long-term debt........     6,001.7   4,455.7   4,481.0   3,610.4   3,007.0   2,658.0   2,381.0
  Total stockholders'
    equity..............     3,438.6   3,121.6   3,140.7   2,984.8   2,296.5   2,163.6   2,136.2

(1) On February 9, 1993, Lincoln Financial Corporation ("Lincoln"), a $2.0 billion bank holding company headquartered in Fort Wayne, Indiana, was acquired in a pooling transaction. Norwest's historical results have been restated to include the historical results of Lincoln. Appropriate Norwest items reflect an increase in Lincoln's provision for credit losses of $60.0 million and $33.5 million in Lincoln's provisions and expenditures for costs related to restructuring activities.

(2) On April 19, 1991, United Banks of Colorado, Inc. ("United"), a $5.5 billion financial institution headquartered in Denver, Colorado, merged with Norwest in a pooling transaction. Norwest's historical results have been restated to include the historical results of United. Appropriate Norwest items reflect United's special provisions for credit losses and writedowns for other real estate owned, which together totaled $165 million, and $31 million of accruals for expected reorganization and restructuring costs for the year ended December 31, 1990. The special provisions were due to deterioration of several large commercial loan relationships, the anticipated results of the then recent examination by the Office of the Comptroller of the Currency, and the anticipated impact of the Resolution Trust Corporation's accelerated efforts to liquidate foreclosed properties at deep discounts.

(3) On May 1, 1990, First Interstate Corporation of Wisconsin ("FIWI"), a $2.0 billion financial institution headquartered in Sheboygan, Wisconsin, merged with Norwest in a pooling transaction. Norwest's historical results have been restated to include the historical results of FIWI. Appropriate Norwest items reflect $12.0 million in charges resulting from FIWI's decision to sell its portfolio of stripped mortgage-backed securities, an increase in FIWI's provision for credit losses of $16.2 million, and $24.5 million in FIWI's provisions and expenditures for costs related to restructuring activities.

                               Nine Months Ended
                                 September 30                   Year Ended December 31
                               -----------------    -----------------------------------------------
                                 1993      1992      1992      1991      1990      1989      1988
                                 ----      ----      ----      ----      ----      ----      ----
                                                        (in millions except per share amounts)

Community:
Interest and fees.......        $ 20.0    $ 17.8   $ 24.0    $ 22.6    $ 22.1    $ 20.2    $ 17.3
Insurance & other.......           3.7       3.5      4.7       4.4       4.5       4.8       4.4
                                ------    ------   ------    ------    ------    ------    ------

  Total revenues........          23.7      21.3     28.7      27.0      26.6      25.0      21.7

Interest expense........           6.0       5.5      7.4       7.7       8.4       8.0       6.1
Provision for loss......           1.5       1.3      2.0       2.1       2.3       2.0       1.6
Other expense...........           9.0       8.0     10.8      10.4      10.1       9.8       8.8
                                ------    ------   ------    ------    ------    ------    ------

  Total expenses........          16.5      14.8     20.2      20.2      20.8      19.8      16.5

Income before income
  tax...................           7.2       6.5      8.5       6.8       5.8       5.2       5.2

Income tax..............           2.2       2.0      2.6       2.0       1.6       1.3       1.3
                                ------    ------   ------    ------    ------    ------    ------

Net income..............        $  5.0    $  4.5   $  5.9    $  4.8    $  4.2    $  3.9    $  3.9
                                ======    ======   ======    ======    ======    ======    ======

Net income/share
  Primary...............        $ 1.63    $ 1.45   $ 1.91    $ 1.56    $ 1.36    $ 1.26    $ 1.26
  Fully diluted.........          1.63      1.45     1.91      1.56      1.36      1.26      1.26

Dividend/share(1).......            --        --     0.75      0.65      0.55      0.50      0.45

At period end:
  Total assets..........        $170.3    $142.8   $146.6    $129.9    $124.4    $120.6    $104.1
  Long term debt........          76.2      62.5     74.5      57.7      57.2      60.9      53.0
  Total stockholders'
    equity..............          38.4      34.1     33.2      29.6      26.8      24.3      22.0

- ------------------------

(1) A dividend of $1.00 per share of Community Common Stock was declared in December of 1993.

                              MEETING INFORMATION


General

     This Proxy Statement-Prospectus is being furnished to holders of Community Common Stock in connection with the solicitation of proxies by the Board of Directors of Community for use at the Special Meeting of Shareholders (the "Special Meeting") to be held on February --, 1994, and any adjournments or postponements thereof, to consider and vote on a proposal to approve the Merger Agreement; to approve an amendment to Article III, Section 3.02 of the Bylaws of Community (to be effective as of the Effective Time) to reduce the number of directors to three; to elect the following persons to be elected as directors of Community (to be effective as of the Effective Time): Steve R. Wagner, Gary
M. Poetting and Faye L. Kunz; to ratify all actions taken by the officers and directors of Community since the last annual meeting of shareholders; and to consider any other business that may properly come before the Special Meeting.

     Each copy of this Proxy Statement-Prospectus mailed to holders of Community Common Stock is accompanied by a form of proxy for use at the Special Meeting. This Proxy Statement-Prospectus, the attached Notice, and the proxy enclosed herewith are first being mailed to shareholders of Community on or about
- ------- ---, 1994.

Date, Place and Time

     The Special Meeting will be held at the principal executive office of Community, 3101 W. 69th Street, Edina, Minnesota, on --------, February --, 1994, at 2:00 p.m., local time.

Record Date; Vote Required

     The close of business on February 1, 1994, has been fixed as the record date for the determination of shareholders of Community entitled to receive notice of and to vote at the Special Meeting. On the record date, there were --------- shares of Community Common Stock outstanding. Each share of Community Common Stock outstanding on the record date is entitled to one vote upon each matter properly submitted at the Special Meeting. Approval of the Merger Agreement, and the other proposals referred to herein, requires the affirmative vote of the holders of at least a majority of all outstanding shares of Community Common Stock. An abstention or a failure to vote will have the same effect as a vote against the Merger Agreement and such other proposals.

      As of December 31, 1993, directors and executive officers of Community owned beneficially an aggregate of 1,693,571 shares of Community Common Stock, or approximately 54.5% of the shares of Community Common Stock outstanding on such date. As of December 31, 1993, neither Norwest nor any of its directors or executive officers owned beneficially any shares of Community Common Stock.

Principal Shareholders and Security Ownership of Management

     Principal Shareholders

     The following persons, as of December 31, 1993, beneficially owned more than 5% of the outstanding shares of Community Common Stock:

                                            Number of Shares
Name and Address                           Beneficially Owned   Percent of Class
- ----------------                           ------------------   ----------------

Ernest F. Dorn, Sr.                            832,550               26.8%
1276 Tealwood Place
Long Lake, MN  55356

Michael S. Dorn                                228,850(1)             7.4%
8341 No. 82nd Place
Scottsdale, AZ  85258

Judith Dorn Heslin                             195,450(2)             6.3%
10040 E. Happy Valley Rd., House #15
Scottsdale, AZ  85255

Patricia Dorn Jaffray                          179,050(3)             5.8%
320 Orono Orchard Rd.
Wayzata, MN  55391

Gretchen D. Mosher                             201,450(4)             6.5%
280 Canterbury
Bloomfield Hills, MI  48013

Wales N. Ewing                                 160,000(5)             5.2%
310 So. Ocean Blvd.
Boca Raton, FL  33432

William N. Whitaker                            334,004(6)            10.8%
10040 E. Happy Valley Rd., House #15
Scottsdale, AZ  85255

- ------------

(1) Includes 14,650 shares of Community Common Stock held by Michael S. Dorn and Linda Dorn and 4,800 shares of Community Common Stock held by Michael S. Dorn as trustee for Dorn & Associates, Inc.
(2) Includes 91,450 shares of Community Common Stock held by Joseph A. Heslin and Judith Dorn Heslin.
(3) Includes 25,150 shares of Community Common Stock held by Benjamin S. Jaffray and Patricia D. Jaffray.
(4) Includes 139,861 shares of Community Common Stock held by Gretchen D. Mosher, Trustee of the Gretchen D. Mosher Trust dated March 26, 1992; 58,439 shares held by Gretchen D. Mosher and Virginia E. Michaels, Successor Co-Trustees of the Richard U. Mosher Trust dated March 26, 1992, and 3,150 shares held by Gretchen Dorn Mosher and Ashley Mosher.
(5) Such shares of Community Common Stock are held by Wales N. Ewing as Trustee of the Wales N. Ewing Revocable Trust dated July 11, 1988.
(6) Such shares of Community Common Stock are held by William N. Whitaker as Trustee of the William N. Whitaker Revocable Trust.

Security Ownership of Management

     Set forth below is the number of shares of Community Common Stock beneficially owned by each Community director, and by all directors and executive officers as a group, as of December 31, 1993.

                                            Number of Shares
Name                      Position         Beneficially Owned   Percent of Class
- ----                      --------         ------------------   ----------------

Ernest F. Dorn, Jr.       Chairman             125,090(1)             4.0%
Ernest F. Dorn, Sr.       Vice Chairman        832,550               26.8%
Kenneth D. Noel           President and
                            Director            18,892(2)              .6%
Michael S. Dorn           Director             228,850(3)             7.4%
Joseph A. Heslin          Director              91,450(4)             2.9%
Benjamin S. Jaffray       Director              25,150(5)              .8%
Clay R. Moore             Director                   0                 --
William N. Whitaker       Director             334,004(6)            10.8%

Executive Officers and
directors as a group
(16 persons)                                 1,693,571(7)            54.5%


(1) Includes 26,000 shares of Community Common Stock held in a segregated profit sharing account for Mr. Dorn.
(2) Includes a total of 16,700 shares of Community Common Stock held in a retirement account and in a segregated profit sharing account for Mr.
     Noel. Does not include 2,192 shares of Community Common Stock held by Esther L. Noel.
(3) Includes 14,650 shares of Community Common Stock held by Michael S. Dorn and Linda Dorn and 4,800 shares held by Michael S. Dorn as trustee for Dorn & Associates, Inc.
(4) Such shares are held by Joseph Heslin and Judith Dorn Heslin. Does not include 104,000 shares of Community Common Stock held by Judith Dorn Heslin.
(5) Such shares of Community Common Stock are held by Benjamin S. Jaffray and Patricia D. Jaffray. Does not include 153,900 shares of Community Common Stock held by Patricia Dorn Jaffray.
(6) Such shares of Community Common Stock are held by William N. Whitaker as Trustee of the William N. Whitaker Revocable Trust.
(7) Includes 47,100 shares of Community Common Stock held in retirement accounts or segregated profit sharing accounts.


Voting and Revocation of Proxies

Shares of Community Common Stock represented by a proxy properly signed and received at, or prior to, the Special Meeting, unless subsequently revoked, will be voted at the Special Meeting and any adjournments or postponements thereof in accordance with the instructions thereon. If a proxy is signed and returned without indicating any voting instructions, the shares represented by the proxy will be voted FOR approval of the Merger Agreement, FOR approval of the amendment to the Bylaws, FOR all of the nominees to the Board of Directors and FOR ratification of all other actions by the officers and board of directors of Community undertaken since the last annual meeting of shareholders. Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before the proxy is voted by the filing with the Chairman of Community of an instrument revoking it, by substitution of a new proxy bearing a later date with the Chairman of Community prior to or at the Special Meeting, or by a request for the return of the proxy at the Special Meeting. Attendance at the Special Meeting will not in and of itself constitute a revocation of a proxy.

     The Board of Directors is not aware of any business to be acted upon at the Special Meeting other than as described herein. If, however, other matters are properly brought before the Special Meeting, or any adjournment or postponement thereof, the persons appointed as proxies will have discretion to vote or act thereon in their discretion.

Solicitation of Proxies

     In addition to solicitation by mail, directors, officers, and employees of Community, who will not be specifically compensated for such services, may solicit proxies from the shareholders of Community, personally or by telephone or telegram or other forms of communication. Community will bear its own expenses in connection with the solicitation of proxies for the Special Meeting. See "THE MERGER--Expenses."

     HOLDERS OF COMMUNITY COMMON STOCK ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY TO COMMUNITY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

Dissenters' Rights

     Pursuant to Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act (the "MBCA"), any holder of Community Common Stock may dissent from the Merger and elect to have the "fair value of the shares" of Community Common Stock (i.e., the value of such shares immediately before the effective date of the Merger) paid in cash, plus interest (i.e., interest commencing five days after the effective date of the Merger up to and including the date of payment), provided that such holder complies with the requirements of Section 302A.473 of the MBCA.

     The following is a brief summary of the statutory procedures required to be followed by a holder of Community Common Stock in order to perfect his dissenters' rights under Section 302A.473 of the MBCA. Such summary does not purport to be complete and is qualified in its entirety by reference to Sections 302A.471 and 302A.473, the text of which is set forth in full in Appendix B to this Proxy Statement-Prospectus.

     A shareholder cannot assert dissenters' rights with respect to less than all of the shares registered in the name of such shareholder, unless such shareholder is the registered holder of shares of Community Common Stock that are beneficially owned by another person and the registered owner discloses the name and address of each beneficial owner on whose behalf the registered holder is dissenting. A beneficial owner may assert dissenters' rights under the MBCA and be treated as a dissenting shareholder of record if such beneficial owner submits to Community at the time of or before the assertion of the dissenters' rights a written consent of the registered shareholder.

     If any holder of Community Common Stock elects to exercise dissenters' rights with respect to the Merger, such shareholder must satisfy all of the following conditions:

     1. Such shareholder must file with Community before the vote on the Merger a written notice of intent to demand the fair value of his or her shares.

     2. Such shareholder must not vote his or her shares in favor of the Merger.

     3. After the Merger has been approved by the shareholders, Community must send to all dissenting shareholders who filed the written notice specified above a notice that contains: (a) the address to which a demand for payment and the stock certificates of Community must be sent in order to obtain payment for the shares, and the date by which they must be received; (b) a form to be used to certify the date on which the shareholder acquired the shares and to demand payment therefor; and (c) a copy of Sections 302A.471 and 302A.473 of the MBCA and a brief description of the procedures to be followed under such sections.

     4. The dissenting shareholder must demand payment for the shares and deposit the stock certificates within thirty (30) days after receiving the notice from Community.

     After the Merger takes effect, or after Community receives the shareholder's demand for payment, whichever is later, Community must remit to the dissenting shareholder the amount that Community estimates to be the fair value of the shareholder's shares, plus interest, accompanied by: (a) certain financial information for Community; (b) an estimate of the fair value of the shares and a brief description of the method used to determine the estimate; and (c) a copy of Sections 302A.471 and 302A.473 and a brief description of the procedure to be followed in demanding supplemental payment from Community.

     If a dissenting shareholder believes that the amount remitted by Community is less than the fair value of the shares, plus interest, the shareholder may give written notice to Community of his or her own estimate of the fair value of the shares, plus interest, within thirty (30) days after Community sends the remittance to the shareholder, and the shareholder may demand payment of the difference. Otherwise, a dissenting shareholder is entitled only to the amount remitted by Community.

     If Community receives such a demand from the shareholder, Community must, within sixty (60) days after receipt of the demand, either pay the amount demanded or agreed upon by the shareholder or file in court a petition requesting that the court determine the fair value of the shareholder's shares, plus interest. The court shall then determine the fair value of the shares, which is binding on all shareholders. The shareholder is entitled to judgment in cash for the amount by which the fair value of the shares, as determined by the court, plus interest, exceeds the amount originally remitted to the shareholder by Community, but shall not be liable to Community for the amount, if any, by which the amount, if any, remitted to the dissenting shareholder by Community exceeds the fair value of the shares as determined by the court, plus interest.

     Costs and expenses shall be determined by the court, which shall assess those costs and expenses against Community, except that the court may assess part or all of those costs and expenses against a dissenter whose action is found to be arbitrary, vexatious, or not in good faith.

     The rights provided to Holders of Community Common Stock in Sections 302A.471 and 302A.473 are exclusive. Such holders who wish to dissent from the Merger do not have a right at law or in equity to have the Merger set aside or rescinded, except in the case of fraud.

                                   THE MERGER

     This section of the Proxy Statement-Prospectus describes certain aspects of the proposed Merger. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is included as Appendix A to this Proxy Statement-Prospectus and is incorporated herein by reference. All shareholders are urged to read the Merger Agreement in its entirety.

Background of and Reasons for the Merger

     Background of the Merger.

     Norwest Financial is primarily engaged in the consumer finance business, and over the years, Norwest Financial's growth in this business has come from a combination of acquisitions and internally generated growth. Norwest Financial, as a corporate objective, seeks to acquire consumer finance businesses that are similar to its own or have other features that are compatible with Norwest Financial's operations. Norwest Financial recognized that Community has such a business, and in June of 1993 Norwest Financial representatives approached Community's management to determine whether there would be any interest in a possible business combination. Community's Board of Directors reviewed Norwest Financial's preliminary proposal for an acquisition by Norwest by way of an exchange of shares of Community for shares of Norwest at its June 15, 1993 meeting and, while discussions were in a very preliminary stage, the Chairman indicated he would continue discussions with Norwest Financial.

     During the next several weeks, further discussions were held, and Norwest Financial's preliminary proposal to acquire Community was reviewed at the July 19, 1993 meeting of Community's Board of Directors. At such meeting, (i) the Chairman, Ernest F. Dorn, Jr., Ernest F. Dorn, Sr., and the Executive Committee of the Board, consisting of such two individuals and Michael S. Dorn, were authorized to continue negotiations with Norwest Financial for the sale of Community on the basis of a tax-free exchange of Norwest Common Stock for Community Common Stock, (ii) certain guidelines were suggested as to the terms of any such transaction, (iii) the Board of Directors expressly reserved the right to approve or reject any final offer, and (iv) the Chairman was authorized to retain Dain Bosworth Incorporated as Community's financial advisor.

     Community did retain Dain Bosworth Incorporated as its financial advisor, who assisted Community's representatives in the negotiation of a proposed acquisition of Community by Norwest, and a letter of intent was entered into by Community and Norwest on September 28, 1993. Following the execution of the letter of intent, the Merger Agreement, as a definitive purchase agreement, was negotiated and entered into by Norwest and Community on November 23, 1993, following the approval thereof on November 22, 1993, by the Board of Directors of Community.

     Community's Reasons for the Merger; Recommendation of the Community
Board of Directors. The recommendation of Community's Board of Directors is based upon a number of factors, including: the terms of the Merger and the Merger Agreement; benefits expected to result from the combination of Community and Norwest; information concerning the financial condition, results of operation and prospects of Norwest and Community on a stand-alone and combined basis; the Board's view of the relative merits of other opportunities that had been presented or that the Board believed would be available, including the possibility of remaining independent; the market prices of Norwest Common Stock and the lack of a public market for Community Common Stock; that the Merger would be an event free of federal income taxation to Community shareholders to the extent they receive Norwest Common Stock solely in exchange for their shares of Community Common Stock; the likelihood that the Merger would be approved by the appropriate regulatory authorities; and the general conditions of, and the likelihood of further consolidation in the consumer finance industry. See SUMMARY -- Markets and Market Prices" and "Certain Federal Income Tax Consequences."

     Community's Board of Directors believes that the Merger would provide holders of Community Common Stock with the opportunity to receive a premium over the prices per share of Community Common Stock at which individual trades have occurred in the past and, generally to the extent that Community shareholders receive Norwest Common Stock in the Merger, enable them to participate as Norwest shareholders, on a tax-deferred basis, in the expanded opportunities for growth and profitability made possible by the Merger. In this regard, Community's Board considered the historical prices at which isolated transactions in Community Common Stock had occurred and the lack of an established market therefor, and the historical prices and trading information with respect to Norwest Common Stock (see "SUMMARY -- Markets and Market Prices"); and the ability of the combined company to pay dividends.
Community's Board of Directors also believes that the Merger would result in a combined entity that is (i) committed to serving the financial needs of Community's employees, customers and communities, both locally and throughout Norwest's markets, (ii) capable of competing more effectively with larger financial institutions that have exerted increasing competitive pressure on Community, (iii) well-capitalized, and (iv) capable of enjoying significant market penetration throughout the nation's financial services markets.

     Based on these matters, and on other matters as it deemed relevant, the Board of Directors of Community approved the Merger Agreement as being fair to and in the best interest of Community and its shareholders.

     THE BOARD OF DIRECTORS OF COMMUNITY RECOMMENDS THAT SHAREHOLDERS OF COMMUNITY VOTE FOR THE PROPOSAL TO APPROVE THE MERGER AGREEMENT.

     Norwest's Reasons for the Merger.

     Norwest and Norwest Financial each seek growth in finance receivables and other assets through acquisitions. Community specializes in the financing of automobile purchases as a part of its consumer finance business, and Norwest Financial is seeking to enter that niche of the consumer finance business through an acquisition. Because of the expertise of Community and its management and employees in the automobile finance business, Community's historical success and the prospects for geographic expansion of Community's business into additional states, Norwest Financial's management believes that the Merger will be in Norwest's best interests and Community will enable Norwest Financial to enter the automobile finance business on a profitable basis and will otherwise complement Norwest Financial's existing business activities.

Terms of the Merger

     Prior to the Effective Time, Norwest will have caused Merger Co. to be formed as a wholly-owned subsidiary of Norwest under Minnesota law. At the

Effective Time, Merger Co. will be merged into Community, with Community as the surviving corporation. The Articles of Incorporation and Bylaws of Community at the Effective Time will govern the surviving corporation until amended or repealed in accordance with applicable law.

     At the Effective Time, each share of Community Common Stock outstanding immediately prior to the Effective Time will be converted into approximately
1.1996 shares of Norwest Common Stock (based on 3,106,800 shares of Community Common Stock outstanding at the Effective Time). No fractional shares of Norwest Common Stock will be issued in the Merger. Instead, Norwest will pay to each holder of Community Common Stock who would otherwise be entitled to a fractional share an amount of cash equal to such fraction multiplied by the average of the closing prices of Norwest Common Stock on the NYSE for the five trading days immediately preceding the Effective Time.

     The Merger Agreement provides that if, between the date of the Merger Agreement and the Effective Time, the outstanding shares of Norwest Common Stock are changed into a different number or class of shares by reason of any reclassification, recapitalization, stock split, split-up, combination, or exchange of shares or readjustment, or if a stock dividend thereon is declared with a record date within the same period, the number of shares of Norwest Common Stock issuable upon conversion of the Community Common Stock will be adjusted accordingly.

     Shares of Norwest capital stock issued and outstanding at the Effective Time will remain outstanding and unchanged.

Effective Date and Time of the Merger

     Each of the parties has agreed to use its best efforts to cause the Merger to be completed as soon as practicable after the receipt of final regulatory approval of the Merger and the expiration of all required waiting periods. The Merger will become effective on the day on which the executed Agreement and Plan of Merger (included as part of the Merger Agreement attached hereto as Appendix A) or executed Articles of Merger are filed with the Secretary of State of the State of Minnesota. These filings will be made (i) within ten (10) business days following satisfaction or waiver of all conditions precedent to the Merger as set forth in the Merger Agreement, or (ii) on such other date as may be agreed upon by Norwest and Community. At the Effective Time, the separate existence of Merger Co. will cease and Merger Co. will be merged into Community. Subject to the conditions contained in the Merger Agreement, the parties expect the Merger to become effective in the first quarter of 1994, although there can be no assurance that this will be the case. See "Background of and Reasons for the Merger," "Conditions to the Merger" and "Regulatory Approvals."

Surrender of Certificates

     As soon as practicable after the Effective Time, Norwest Bank Minnesota, N.A., acting in the capacity of exchange agent for Norwest (the "Exchange Agent"), will mail to each former holder of record of shares of Community
Common Stock a form of letter of transmittal, together with instructions for the exchange of such holder's Community Common Stock certificates for certificates representing Norwest Common Stock.

     COMMUNITY SHAREHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL FORM AND INSTRUCTIONS.

     Upon surrender to the Exchange Agent of one or more certificates for Community Common Stock, together with a properly completed and signed letter of transmittal, there will be issued and mailed to the holder a certificate or certificates representing the number of whole shares of Norwest Common Stock to which the holder is entitled and, where applicable, a check for the amount representing any fractional share. A certificate for Norwest Common Stock or a check in respect of fractional shares may be issued in a name other than the name in which the surrendered certificate is registered only if (i) the certificate surrendered is properly endorsed or accompanied by appropriate stock powers and otherwise in proper form for transfer and (ii) the person requesting the issuance of such certificate or such payment either pays to the Exchange Agent any transfer or other taxes required by reason of the issuance of a certificate or payment for such shares in a name other than the registered holder of the certificate surrendered or establishes to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

     All Norwest Common Stock issued pursuant to the Merger will be deemed issued as of the Effective Time. No dividend with a record date after the Effective Time will be paid to Community shareholders entitled to receive certificates for shares of Norwest Common Stock until such shareholders surrender their certificates representing shares of Community Common Stock. Upon such surrender there shall be paid to the shareholder in whose name the certificates representing such shares of Norwest Common Stock are issued any dividends the record and payment dates of which shall have been after the Effective Time and before the date of such surrender. After such surrender, there shall be paid to the person in whose name the certificates representing such shares of Norwest Common Stock are issued, on the appropriate dividend payment date, any dividend on such shares of Norwest Common Stock which shall have a record date after the Effective Time and prior to the date of surrender, but a payment date subsequent to the surrender. In no event shall the persons entitled to receive such dividends be entitled to receive interest on amounts payable as dividends.

Conditions to the Merger

     Shareholder Approval. The Merger will occur only if it is approved by the requisite vote of the shareholders of Community at the Special Meeting. See "MEETING INFORMATION." Approval of the Merger Agreement by Norwest stockholders is not required under Delaware law.

     Other Conditions. Consummation of the Merger is subject to the satisfaction of certain other conditions, unless waived, to the extent waiver is permitted by applicable law. Such conditions to the obligations of both parties to consummate the Merger include, but are not limited to: (i) the receipt of all necessary regulatory approvals, including the approval of the Federal Reserve Board under the BHCA, and the approval of the insurance departments of the States of Arizona and Vermont under applicable state insurance holding company laws, and the expiration of all applicable waiting periods, (ii) the continued effectiveness of the Registration Statement of which this Proxy Statement-Prospectus is a part and receipt by Norwest of all state securities law or blue sky authorizations necessary for the Merger, (iii) the absence of an order of a court or governmental authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the Merger,
(iv) the continued accuracy of representations and warranties by the other party, (v) the performance by the other party of its obligations under the Merger Agreement, and (vi) the receipt of certain certificates from the other party, and (vii) the absence of any changes or circumstances which might reasonably be expected to have a material adverse effect on the financial condition, results of operations, or business of the other party and its subsidiaries taken as a whole, other than changes in laws or regulations affecting the consumer finance industry generally, changes in the general level of interest rates, changes required by Norwest under the Merger Agreement, or changes required by the Financial Accounting Standards Board, generally accepted accounting principles or KPMG Peat Marwick.

     Community's obligation to consummate the Merger is also subject to:
(i) authorization for listing on the NYSE and the CSE upon official notice of issuance of the shares of Norwest Common Stock issuable pursuant to the Merger, and (ii) the receipt by Community of an opinion from Mackall, Crounse & Moore regarding the tax free nature of the Merger to holders of Community Common Stock and certain other tax matters.

     Norwest's obligation to consummate the Merger is also subject to:
(i) qualification of the Merger as a pooling of interests for accounting purposes and the receipt from Norwest's certified public accountants at KPMG Peat Marwick and Community's certified public accountants at KPMG Peat Marwick, of opinions to the effect that the Merger so qualifies, (ii) the receipt by Norwest of a letter from Community's chief executive officer and chief financial officer, with respect to Community's financial statements and other information regarding Community, (iii) there being no reasonable basis for the imposition on Community or any of its subsidiaries of any material liability arising under any local, state or federal environmental statute, (iv) the absence of any condition or requirement in any approvals, licenses or consents granted by any regulatory authority relating to Community or any of its subsidiaries that would or would reasonably be expected to (a) so materially adversely impact the business, financial condition or results of operations of Community and its subsidiaries, taken as a whole, or (b) require Norwest or Norwest Financial, Inc. to divest itself of any of its subsidiaries or operating units, so as to render unduly burdensome, in the reasonable good faith judgment of Norwest, the consummation of the Merger, (v) the total number of shares of Community Common Stock outstanding and subject to issuance upon exercise of all warrants, options, conversion rights, phantom shares or other share equivalents, not having exceeded 3,106,800, and (vi) Community and each of its subsidiaries having obtained all consents or waivers from other parties to loan agreements, leases and other contracts required for the consummation of the Merger, and Community and each of its subsidiaries having obtained all permits, authorizations, consents, waivers and approvals required for the lawful consummation by it of the Merger, (vii) the absence of any material loss or material interference with the business of Community and its subsidiaries, considered as a whole, having been sustained since December 31, 1992, from any civil disturbance, fire, explosion, flood or other calamity, which is not covered by insurance, and (viii) any accounting adjustments requested by Norwest pursuant to the Merger Agreement having been made and any dividend requested by Norwest pursuant to the Merger Agreement having been declared and paid. See "THE MERGER -- Regulatory Approvals" and "Waiver, Amendment and Termination."

     Norwest's obligation to consummate the Merger is also subject to Ernest F. Dorn, Jr. having entered into a mutually satisfactory employment agreement with a three-year term with Norwest, and Ernest F. Dorn, Jr. and Ernest F. Dorn, Sr. having executed and delivered to Norwest a specified indemnification agreement. These conditions have previously been satisfied.

Regulatory Approvals

     Consummation of the Merger requires the approval of the Federal Reserve Board under Section 4 of the BHCA. In addition, the approvals of the state insurance departments of the States of Arizona and Vermont, under state insurance holding company statutes for the change in ultimate ownership of Community's two insurance subsidiaries that will result from the Merger, are also required for the consummation of the Merger. Norwest filed an application with the Federal Reserve Board for approval of the Merger on December 13, 1993 and with the Arizona and Vermont insurance departments on January 20, 1994 and January 10, 1994, respectively. There can be no assurances that the Federal Reserve Board will approve the Merger or either of the state insurance departments will approve the change in indirect ownership of Community's insurance subsidiaries, or as to the dates of such approvals. There can be no assurance that any such approval will not contain a condition or requirement which causes such approval to fail to satisfy the conditions to the consummation of the Merger.

     Norwest and Community are not aware of any other governmental approvals or actions that are required for consummation of the Merger except as described above. Should any other approval or action be required, it is presently contemplated that such approval or action would be sought. There can be no assurance whether or when any such approval or action, if needed, could be obtained.

Business of Community Pending the Merger

     Under the Merger Agreement, Community and each of its subsidiaries are generally obligated to maintain its corporate existence in good standing, maintain the character of its business, and conduct its business in its ordinary and usual manner, extend credit in accordance with existing lending policies, maintain proper business and accounting records in accordance with generally accepted principles, maintain current investment practices, and to use its best efforts to maintain and preserve its business organizations, employees, and business relationships and insurance coverage, retain the services of its current principal employees, comply with all laws, regulations, and legal requirements applicable to Community and its subsidiaries, and use its best efforts to obtain any approvals or consents required to maintain existing leases or other contracts in effect following the Merger. The Merger Agreement also provides that prior to the Effective Time except as required by the terms of the Merger Agreement, neither Community nor any of its subsidiaries may, among other things (without the prior written consent of Norwest): (i) declare or pay any dividends on its capital stock (except for
(a) a dividend not exceeding $1 per share on not more than 3,106,800 shares of Community Common Stock provided such dividend payment does not disqualify the Merger as a pooling-of-interests for accounting purposes (which dividend of $1 per share was declared in December of 1993), (b) dividends declared by a Community subsidiary's board of directors in accordance with applicable laws and regulations, and (c) dividends declared and paid by Community prior to the Effective Time to Community shareholders of record as of the record date for Norwest's regular common stock dividend, if any, for the first quarter of 1994, if the Effective Time has not occurred prior to such record date, in an amount not exceeding the first quarter cash dividend such shareholders would have received on Norwest Common Stock they would have received in the Merger if the Effective Time had occurred immediately prior to such record date); (ii) increase the compensation of any officers, directors, or executive employees, except pursuant to existing compensation plans or practices and bonus plans consistent with historical practices; (iii) solicit or enter into any discussions with any entity or person concerning (a) the purchase of any shares of Community Common Stock or rights to purchase such shares, or any other equity security of Community or any subsidiary of Community, (b) a tender or exchange offer for such shares or other equity securities, (c) the purchase, lease, or other acquisition of all or a significant portion of the assets of Community or any Community subsidiary, or (d) the merger, consolidation, or other business combination with Community or any Community subsidiary; (iv) amend or otherwise change its articles of incorporation or bylaws except as provided for herein; (v) issue any shares of capital stock except upon exercise of certain existing rights and as otherwise contemplated by the Merger Agreement; (vi) grant, convert, or award any options, warrants, conversion rights, or other rights to acquire any shares of its capital stock, phantom shares, or other share equivalents except as specified in the Merger Agreement;
(vii) redeem, purchase or otherwise acquire any shares of its capital stock,
(viii) authorize or incur any long-term debt; (ix) intentionally take any action that would disqualify the Merger as a pooling of interests for accounting purposes or as a reorganization that would be tax free to the holders of Community Common Stock (except with respect to cash paid in lieu of fractional shares); (x) mortgage, pledge or subject to lien or other encumbrance any of its properties, except in the ordinary course of business; (xi) enter into any agreement, contract or commitment in excess of $100,000 except commercial paper issued and credit transactions entered (under which Community or any of its subsidiaries is the creditor) in the ordinary course of business and in accordance with existing policies and procedures; (xii) make any investments except in the ordinary course of business; (xiii) amend or terminate any benefit plan except as specified in the Merger Agreement or required by law; or (xiv) make any contributions to any benefit plan, except as required by the existing terms of such plan or by applicable law.

Waiver, Amendment and Termination

     Prior to the Effective Time, any provision of the Merger Agreement, including, without limitation, the conditions to consummation of the Merger and the restrictions described under "Business of Community Pending the Merger," may be (i) waived in writing by the party for whose benefit the condition or restriction exists (to the extent permitted by law) or (ii) amended at any time (including as to the structure of the transaction) by written agreement of the parties approved by their respective Boards of Directors or their delegates whether before or after the Special Meeting; provided that, after approval of the Merger Agreement by the shareholders of Community, no such amendment may adversely affect the consideration to be received by Community shareholders.

     The Merger Agreement provides that it may be terminated, whether before or after the approval of the Merger Agreement by the shareholders of Community,

(i) by mutual written consent of Community and Norwest; (ii) by either Community or Norwest upon written notice to the other party if the Merger shall not have been consummated by April 1, 1994 unless such failure of consummation shall be due to the failure of the party seeking to terminate to perform or observe in all material respects the covenants and agreements in the Merger Agreement to be performed or observed by such party; (iii) by Community or Norwest upon written notice to the other party if any court or governmental authority of competent jurisdiction shall have issued a final, non-appealable order enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Merger Agreement; and (iv) by Community, during the period commencing on the date the Merger is approved by the Federal Reserve Board under the BHCA (the "Fed Approval Date") and ending on the earlier of 15 days after the Fed Approval Date and the day before the Closing Date, if both the average of the daily closing prices of a share of Norwest Common Stock as reported on the NYSE Composite Tape during the period of 20 trading days ending at the end of the third trading day immediately preceding the Fed Approval Date (the "Norwest Average Price") is less than $20 and the Norwest Average Price divided by the closing price on November 22, 1993 is less than a number derived from a stock pricing formula set forth in paragraph 8 of the Merger Agreement.

Management and Operations of Community After the Merger

     Following the Merger, Norwest intends to transfer Community and its subsidiaries to Norwest Financial, and Norwest Financial intends to operate Community and its subsidiaries at their present locations and to offer to their customers the financial products and services made available currently by Community and its subsidiaries. In addition, Norwest Financial expects to cause Community and its subsidiaries to expand their business activities into additional states and otherwise facilitate the growth of their businesses. Customers of Community and its subsidiaries will also benefit from Norwest Financial's financial strength and the years of experience of its consumer finance subsidiaries in operating consumer finance businesses throughout the United States.

Certain Transactions

     One of Norwest's banking subsidiaries serves as trustee of certain of Community's employee benefit plans, and Community and its subsidiaries have customary banking relationships with subsidiary banks of Norwest in the ordinary course of business.

Effect on Employee Benefits and Stock Plans

     The Merger Agreement provides that, on or after the Effective Date, Norwest will permit all employees of Community and its subsidiaries to participate in Norwest Financial's Thrift and Profit Sharing Plan, a qualified defined contribution retirement plan (the "TAPS Plan"), subject to the eligibility requirements of the TAPS Plan, not more than 30 days following the Effective Date. Such employees, for purposes of the TAPS Plan, shall, subject to the break-in-service rules of the TAPS Plan, receive full credit for years of past service with Community and its subsidiaries for vesting and participation purposes. Norwest will also maintain the Community Credit Co. Profit Sharing Plan (the "Profit Sharing Plan") as a stand-alone plan, substantially as presently in effect, for at least 18 months following the Merger; however, Norwest will not be required to make contributions to the Profit Sharing Plan following the Merger. Norwest expects to amend the Profit Sharing Plan to the extent permitted under applicable law to permit eligible participants in the Profit Sharing Plan with self-directed investments to transfer their interests in the Profit Sharing Plan into individual retirement arrangements. The Merger Agreement requires Norwest to amend the Profit Sharing Plan (i) to cause participants who are not fully vested in their respective benefits under the Profit Sharing Plan and who involuntarily separate from service with Community or any of its subsidiaries by reason of the Merger, and within 90 days following the Merger, to be fully vested in their respective benefits under the Profit Sharing Plan; and (ii) to cause all participants who are not at the time fully vested in their respective benefits under the Profit Sharing Plan, to be fully vested in their respective benefits under the Profit Sharing Plan at the end of the 18 month period following the Merger. During such 18 month period, the investment committee previously established under the Profit Sharing Plan will be permitted to specify the timing of any sales or other dispositions of Norwest Common Stock held by the Profit Sharing Plan (that is not otherwise subject to the sole investment discretion of any participant in the Profit Sharing Plan). At the end of such 18 month period, Norwest may cause the Profit Sharing Plan to be merged with and into the TAPS Plan.

     Under the Merger Agreement, the Community Credit Co. Pension Plan (the "Pension Plan") will be merged into the Norwest Financial Pension Plan (the "NFPP") as soon as practicable after the Effective Date of the Merger. The Pension Plan is a defined benefit plan that provides retirement benefits for employees of Community and its subsidiaries. Employees of Community and its subsidiaries who have attained age 21 and have completed 1,000 hours of service in one year or in any subsequent year are eligible to participate in the Pension Plan. Each Community employee shall be eligible to participate in the NFPP, with full credit for years of past service with Community or its subsidiaries (subject to the break-in-service rules of the NFPP) for purposes of vesting, participation and early retirement subsidies.

     The Merger Agreement provides that Norwest will cause the NFPP to calculate the pension benefits of each employee of Community or any of its subsidiaries who completes at least one hour of service after the Merger on a basis no less favorable to the employee than the greater of (i) the pension computed under the NFPP pension formulas (including the minimum pension provisions thereof) taking into account service with Community or its subsidiaries as if it were service with Norwest, and (ii) the pension computed under the Pension Plan formulas in effect at the time of the Merger based on the employee's prior service with Community or its subsidiaries and the employee's final average compensation at the time of retirement from Norwest, plus the pension computed under the NFPP formulas (including the minimum pension provisions thereof) based upon service and earnings with Norwest following the Merger.

     Employees of Community or its subsidiaries will, following the Merger, be eligible to participate in non-qualified supplemental retirement plans maintained by Norwest Financial, and as soon as administratively feasible, the other employee benefit plans and payroll practices maintained by Norwest Financial. Such employees will continue to participate in the employee benefit plans and payroll practices maintained by Community prior to the Merger, and they will be entitled to continue to participate in the Community employee welfare benefit plans following the Merger until such time as it is administratively feasible to provide coverages under Norwest Financial's plans and discontinue coverages under Community's plans.

     Community maintains a stock option plan pursuant to which certain key employees of Community are granted options to purchase Community Common Stock. This plan will terminate upon consummation of the Merger.

Certain Differences in Rights of Stockholders

     If the shareholders of Community approve the Merger Agreement and the Merger is subsequently consummated, all shareholders of Community will become stockholders of Norwest. Norwest is a corporation organized under, and governed by, the Delaware General Corporation Law (the "DGCL"). Community is a corporation organized under, and governed by, the Minnesota Business Corporation Act (the "MBCA").

     The following summary describes certain differences between holding Norwest Common Stock and Community Common Stock to the extent such differences are created by the state corporation laws applicable to Norwest and Community or arise because of differences between Norwest's Certificate of Incorporation, By-laws and Shareholder Rights Plan and Community's Articles of Incorporation and By-laws. This summary is qualified in its entirety by reference to the DGCL, the MBCA, Norwest's Certificate of Incorporation and By-laws, Community's Articles of Incorporation and By-laws, and the shareholder rights plan of Norwest.

     Authorized Stock

     Community. The authorized capital stock of Community consists of 8,000,000 shares of common stock, $1 par value, of which 3,106,800 shares were outstanding as of December 31, 1993.

     Norwest. Norwest's Certificate of Incorporation authorizes the issuance of 500,000,000 shares of common stock, par value $1 2/3 per share, and 5,000,000 shares of preferred stock (the "Norwest Preferred Stock"). At September 30, 1993, 293,099,468 shares of Norwest Common Stock were issued, of which 290,770,768 were outstanding and 2,328,700 were held as treasury shares; 2,276,500 shares of Norwest Preferred Stock were issued and outstanding; and 1,000,000 additional shares of Norwest Preferred Stock were reserved for issuance upon the exercise of certain rights described below. See "Rights Plans
- -- Norwest." Norwest has authorized for issuance from time to time and registered with the Securities and Exchange Commission an additional 1,700,000 shares of Norwest Preferred Stock. Norwest has also authorized for issuance from time to time and registered with the Commission pursuant to a universal shelf registration statement, an indeterminate number of securities (the "Shelf Securities") with an aggregate initial offering price not to exceed $1,000,000,000. The Shelf Securities may be issued as Preferred Stock or as securities convertible into shares of Preferred Stock or Common Stock. Based on the current number of shares of Preferred Stock authorized for issuance under Norwest's Certificate of Incorporation, the maximum number of shares of Preferred Stock and Common Stock, respectively, that could be issued pursuant to effective shelf registration statements, when added to shares of Preferred Stock and Common Stock already reserved for issuance, issued or outstanding, could not exceed respectively, 5,000,000 shares of Preferred Stock, and 500,000,000 shares of Common Stock. All or any portion of the authorized but unissued Norwest Preferred Stock or Shelf Securities issuable as, or convertible into, Norwest Preferred Stock may be issued by the Board of Directors of Norwest without further action by Norwest stockholders. The relative rights and preferences of any series of Norwest Preferred Stock issued in the future may be established by Norwest's Board of Directors without stockholder action. Holders of Norwest

Preferred Stock have certain rights and preferences with respect to dividends upon liquidation, dissolution or winding up of Norwest that are superior to those of holders of Norwest Common Stock. In addition, Norwest's Board of Directors has the discretion to issue additional shares of Norwest Common Stock under certain circumstances without the approval of Norwest stockholders. Although management of Norwest has no current plans for the issuance of any additional shares of Norwest Preferred Stock, except as disclosed in this Proxy Statement-Prospectus, such shares, when and if issued, could have dividend, liquidation, voting, and other rights superior to those of Norwest Common Stock.

     Election and Removal of Directors

     Community. Community currently has eight directors who serve for one-year terms. Shareholders are entitled to one vote for each director standing for election at each annual meeting for each share recorded in the name of that shareholder on the books of Community. Cumulative voting for the election of directors is not permitted by Community's Articles of Incorporation.
Community's By-Laws provide that a director, or the entire Board of Directors, may be removed at any time, with or without cause, by the holders of a majority of the shares entitled to vote in the election of directors. Any vacancy in the Board is filled by a majority vote of the directors then in office, and any director so appointed to fill such vacancy may be removed, with or without cause, by a majority of the remaining directors present if the shareholders have not elected directors in the interval between the time of appointment to fill the vacancy and the time of removal. In connection with the Merger, shareholders of Community are being asked to approve an amendment to the By-laws of Community to reduce the board of directors to three members.

     Norwest. Norwest currently has 17 directors who serve for one-year terms. Cumulative voting is not allowed in the election of directors to Norwest's Board, and each shareholder of Norwest may cast one vote in the election of directors for each share held of record by such shareholder. Under Delaware law, any director or the entire Board of Directors of Norwest may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. Vacancies on the Board are filled by a majority vote of the directors then in office.

     Rights Plans

     Community. Unlike Norwest, Community has not adopted any shareholder rights plan or issued any similar rights to holders of Community Common Stock. One "Norwest Right" (as defined below) will be attached to each share of Norwest Common Stock issued in the Merger.

     Norwest. On November 22, 1988, the Board of Directors of Norwest declared a dividend of one preferred share purchase right (collectively, the "Norwest Rights") for each outstanding share of Norwest Common Stock. The dividend was paid on December 9, 1988, to stockholders of record on that date. Holders of shares of Norwest Common Stock issued subsequent to that date, including those to be issued in connection with the Merger, receive the Norwest Rights with their shares. The Norwest Rights trade automatically with shares of Norwest Common Stock and become exercisable only under certain circumstances. The Norwest Rights are designed to protect the interests of Norwest and its stockholders against coercive takeover tactics. The purpose of the Norwest Rights is to encourage potential acquirors to negotiate with Norwest's Board of Directors prior to attempting a takeover and to give the Board leverage in negotiating on behalf of all stockholders the terms of any proposed takeover. The Norwest Rights may, but are not intended to, deter takeover proposals.

     Until a Norwest Right is exercised, the holder of a Norwest Right, as such, will have no rights as a stockholder of Norwest including, without limitation, the right to vote or receive dividends. Upon becoming exercisable, each Norwest Right will entitle the registered holder to purchase from Norwest one four-hundredth of a share of Norwest Series A Junior Participating Preferred Stock (collectively, the "Junior Preferred Shares"). The purchase price for each one four-hundredth of a Junior Preferred Share is $175.00. The purchase price is subject to adjustment upon the occurrence of certain events, including stock dividends on the Junior Preferred Shares or issuance of warrants for, or securities convertible on certain terms into Junior Preferred Shares. The number of Norwest Rights outstanding and the number of Junior Preferred Shares issuable upon exercise of the Norwest Rights are subject to adjustment in the event of a stock split of, or a stock dividend on, Norwest Common Stock.

     The Norwest Rights will become exercisable only if a person or group acquires or announces an offer to acquire 25% or more of the outstanding shares of Norwest Common Stock. This triggering percentage may be reduced to no less than 15% by the Board of Directors prior to the time the Norwest Rights become exercisable. The Norwest Rights have certain additional features that will be triggered upon the occurrence of specified events:

          (1) If a person or group acquires at least the triggering percentage of Norwest Common Stock, the Norwest Rights permit holders of the Norwest Rights, other than such person or group, to acquire Norwest Common Stock at 50% of market value. However, this feature will not apply if a person or group which owns less than the triggering percentage acquires at least 85% of the outstanding shares of Norwest Common Stock pursuant to a cash tender offer for 100% of the outstanding Norwest Common Stock.

          (2) After a person or group acquires at least the triggering percentage and before the acquiror owns 50% of the outstanding shares of Norwest Common Stock, the Board of Directors may exchange each Norwest Right, other than Norwest Rights owned by such acquiror, for one share of Norwest Common Stock or one four-hundredth of a Junior Preferred Share.

          (3) In the event of certain business combinations involving Norwest or the sale of 50% or more of the assets or earning power of Norwest, the Norwest Rights permit holders of the Norwest Rights to purchase the stock of the acquiror at 50% of such shares' market value.

     The Junior Preferred Shares will not be redeemable. Each Junior Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 400 times the dividend declared per share of Norwest Common Stock. In the event of liquidation, the holders of the Junior Preferred Shares will be entitled to a minimum preferential liquidation payment of $400.00 per share but will be entitled to an aggregate payment of 400 times the payment made per share of Norwest Common Stock. Each Junior Preferred Share will have 400 votes, voting together with the Norwest Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Norwest Common Stock is exchanged, each Junior Preferred Share will be entitled to receive 400 times the amount received per share of Norwest Common Stock. These rights are protected by customary antidilution provisions.

     At any time prior to the acquisition by a person or group of the triggering percentage or more of the outstanding shares of Norwest Common Stock, the Board of Directors may redeem the Norwest Rights in whole, but not in part, at a price of $.0025 per Norwest Right (the "Redemption Price"). The redemption of the Norwest Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Norwest Rights, the right to exercise such Rights will terminate and the only remaining right of the holders of Norwest Rights will be to receive the Redemption Price.

     The Norwest Rights will expire on November 23, 1998, unless extended or earlier redeemed by Norwest. Generally, the terms of the Norwest Rights may be amended by the Board of Directors without the consent of the holders of the Norwest Rights.

     Required Vote for Authorization of Certain Actions

     Community.  The MBCA generally requires the affirmative vote of the holders of a majority of the shares of each class entitled to vote to approve a merger, consolidation, share exchange or sale, lease, exchange or other disposition of all or substantially all of Community's assets. However, no vote of Community shareholders is required to approve a merger if (a) Community is
the surviving   corporation of the merger, (b) Community's Articles of
Incorporation are not amended in the transaction, (c) each holder of shares of Community that were outstanding immediately prior to the time of the merger will hold the same number of shares immediately following the time of the merger, with identical rights, (d) the voting power of the outstanding shares of Community entitled to vote immediately after the merger, plus the voting power of the shares of Community entitled to vote issuable on conversion of, or on the exercise of rights to purchase, securities issued in the transaction, do not exceed by more than 20%, the voting power of the outstanding shares of Community entitled to vote immediately before the merger, and (e) the number of shares of Community immediately after the merger, plus the number of shares of Community issuable on conversion of, or on the exercise of rights to purchase, securities issued in the transaction, will not exceed by more than 20%, the number of shares of Community immediately before the merger. The adoption of the Merger Agreement and the Merger by the affirmative vote of the holders of a majority of the shares of Community Common Stock eligible to vote is a condition to the parties' obligation to close.

     Norwest. Under Delaware law the vote of a simple majority of the outstanding shares of Norwest Common Stock entitled to vote thereon is required to approve a merger or consolidation, or the sale, lease, or exchange of substantially all of Norwest's corporate assets. With respect to a merger, no vote of the stockholders of Norwest is required if Norwest is the surviving corporation and (1) the related agreement of merger does not amend Norwest's Certificate of Incorporation, (2) each share of stock of Norwest outstanding immediately before the merger is an identical outstanding or treasury share of Norwest after the merger, and (3) the number of shares of Norwest stock to be issued in the merger (or to be issuable upon conversion of any convertible instruments to be issued in the merger) does not exceed 20% of the shares of Norwest Common Stock outstanding immediately before the merger. The approval of the Merger Agreement by the stockholders of Norwest is not required under the DGCL. Norwest, as the sole shareholder of Merger Co. following its organization, will approve the Merger Agreement.

     In addition to being subject to the laws of Delaware, Norwest, as a bank holding company, is subject to various provisions of federal law with respect to mergers, consolidations and certain other corporate transactions.

     Amendment of Corporate Charter

     Community. Under Minnesota law, any amendment to Community's Articles of Incorporation requires the affirmative vote of a majority of the holders of the outstanding shares of Community Common Stock. The MBCA provides for dissenters' rights in the event an amendment to Community's Articles of Incorporation in certain circumstances materially and adversely affects the rights or preferences of the dissenting shareholders' shares.

     Norwest. Under Delaware law, the vote of a simple majority of the holders of the outstanding shares of Norwest Common Stock entitled to vote thereon is required to effect an amendment of Norwest's Certificate of Incorporation.

     Dissenters' Rights

     Community. Sections 302A.471 and 302A.473 of the MBCA provide for dissenters' rights for a plan of merger or plan of share exchange by a Minnesota corporation, or in the event of the sale, lease, transfer or other disposition of all or substantially all of the property and assets of a Minnesota corporation not made in the usual or regular course of its business under certain conditions, or in the event of certain amendments to the articles of incorporation of the corporation. Shareholders of Community may exercise dissenters' rights in connection with the Merger. See "MEETING INFORMATION -- Dissenters' Rights" and Appendix B hereto.

     Norwest. Under Delaware law, a stockholder of Norwest is generally entitled to receive payment of the appraised value of his Norwest Common Stock if such stockholder dissents from a merger or consolidation. However, appraisal rights are not available in merger or consolidation transactions to holders of:
(a) shares listed on a national stock exchange or held of record by more than 2,000 persons, or (b) shares of the corporation surviving a merger unless, in either case, holders of such stock are required by the terms of the merger or consolidation to accept anything other than: (i) shares of the surviving or resulting corporation; (ii) shares of stock of another corporation so listed or held of record by not fewer than 2,000 persons; and/or (iii) cash in lieu of fractional shares of such corporations. Appraisal rights are not available for a sale of assets or an amendment to the certificate of incorporation. Because shares of Norwest Common Stock are listed on the NYSE and the CSE, and Norwest currently has more than 2,000 stockholders of record, its stockholders are not, subject to such express exceptions, currently entitled to any rights of appraisal in connection with proposed mergers or consolidations involving Norwest.

     Special Meetings

     Community. Under Minnesota law and Community's By-Laws, a special meeting of Community's shareholders may be called by Community's Chairman, President, the Treasurer, two or more directors or a shareholder or shareholders holding 10% (or in certain cases, 25%) or more of the outstanding shares of Community Common Stock.

     Norwest. Under Delaware law and the By-Laws of Norwest, a special meeting of stockholders may be called only by the Chairman of the Board, a Vice Chairman, the President, or a majority of the Board of Directors.

     Limitation of Director Liability in Certain Circumstances

     Community. Section 302A.251 of the MBCA provides that a director of a Minnesota corporation such as Community shall not be liable for any action taken or not taken as a director except for liability arising out of any breach or failure to perform the duties of the director's office in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner reasonably believed to be in the best interests of the corporation. Community's Articles of Incorporation contains a provision permitted under Subdivision 4 of Section 302A.251 of the MBCA limiting personal liability of its directors to Community or its shareholders for monetary damages for breach of fiduciary duty as director, except for (a) any breach of the director's duty of loyalty to Community and its shareholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) payment of a dividend or approval of a stock repurchase in violation of Section 302A.559 of the MBCA or Section 80A.23 of the Minnesota Securities Act, or (d) for any transaction from which the directors derived an improper personal benefit. In addition, such limitation of liability does not extend to acts or omissions occurring prior to May 29, 1987, the date such provision in Community's Articles of Incorporation became effective.

     Norwest. Under Delaware law, absent a provision in the certificate of incorporation to the contrary, directors can be held liable for gross negligence in connection with decisions made on behalf of the corporation in the performance of their duty of care, but will not be liable for simple negligence. As permitted by the DGCL, Norwest's Certificate of Incorporation provides that a director (including an officer who is also a director) of Norwest shall not be liable personally to Norwest or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability arising out of (a) any breach of the director's duty of loyalty to Norwest or its stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) payment of a dividend or approval of a stock repurchase in violation of Section 174 of the DGCL or (d) any transaction from which the director derived an improper personal benefit. This provision protects Norwest directors against personal liability for monetary damages from breaches of their duty of care. However, it does not eliminate the director's duty of care. For example, this provision in Norwest's Certificate of Incorporation has no effect on the availability of equitable remedies, such as an injunction or rescission, based upon a director's breach of his or her duty of care.

     Indemnification and Insurance

     Community.  As mandated by Section 302A.521 of the MBCA and by Article
VI of Community's By-Laws, directors, officers and employees of Community shall be indemnified against judgments, penalties, fines and actions, suits or proceedings, whether civil, criminal, administrative or investigative if they are wholly successful with respect thereto or if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of Community, and, regarding any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful or had reasonable cause to believe their conduct was lawful.

     A claim, action, suit or proceeding includes any claim, action, suit or proceeding that a person is threatened to be made a party to, or is involved in, because he is or was a director, officer or employee of Community (or was serving at the request of Community as a director, trustee, officer, employee or agent of another entity) while serving in such capacity.

     The right to indemnification is not exclusive of any other right which any person may have or acquire by contract or otherwise.

     Norwest. The DGCL provides that directors, officers and other employees and individuals may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation -- a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and, regarding any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions. The DGCL requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. To the extent that a person otherwise eligible to be indemnified is successful on the merits of any claim or defense described above, indemnification for expenses (including attorneys' fees) actually and reasonably incurred is mandated by the DGCL.

     Norwest's Certificate of Incorporation provides that Norwest must indemnify, to the fullest extent authorized by the DGCL, each person who was or is made a party to, is threatened to be made a party to, or is involved in, any action, suit or proceeding because he is or was a director or officer of Norwest (or was serving at the request of Norwest as a director, trustee, officer, employee or agent of another entity) while serving in such capacity against all expenses, liabilities or loss incurred by such person in connection therewith, provided that indemnification in connection with a proceeding brought by such person will be permitted only if the proceeding was authorized by Norwest's Board of Directors. Norwest's Certificate of Incorporation also provides that Norwest must pay expenses incurred in defending the proceedings specified above in advance of their final disposition, provided that if so required by the DGCL, such advance payments for expenses incurred by a director or officer may be made only if he undertakes to repay all amounts so advanced if it is ultimately determined that the person receiving such payments is not entitled to be indemnified.

     Norwest is authorized by its Certificate of Incorporation to provide similar indemnification to employees or agents of Norwest.

     Pursuant to its Certificate of Incorporation, Norwest may maintain insurance, at its expense, to protect itself and any directors, officers, employees or agents of Norwest or another entity against any expense, liability or loss, regardless of whether Norwest has the power or obligation to indemnify that person against such expense, liability or loss under the DGCL.

     The right to indemnification is not exclusive of any other right which any person may have or acquire under any statute, provision of Norwest's Certificate of Incorporation or By-Laws, agreement, vote of stockholders or disinterested directors or otherwise.

Antitakeover Statutes

     Community.

     Minnesota Control Share Acquisition Statute. Section 302A.671 of the MBCA, the Minnesota Control Share Acquisition statute, restricts the voting rights of certain shares ("control shares") that, except for Section 302A.671 would have voting power, of an issuing public corporation (a corporation with more than 50 shareholders, such as Community) that, when added to all other shares of such corporation owned by a person, would entitle that person, immediately after the acquisition of such shares, to exercise or direct the exercise of the voting power of such corporation in the election of directors within any of the following ranges of voting power: (a) one-fifth or more but less than one-third of all voting power; (b) one-third or more but less than a majority of all voting power; and (c) a majority or more of all voting power (a "control share acquisition"). The voting rights of such control shares are restricted to those rights granted by a resolution approved by the holders of a majority of the outstanding voting shares, excluding the voting shares owned by the acquiring shareholder and certain other "interested shares", including shares owned by officers of the issuing corporation and employees of the issuing corporation that are also directors of the issuing corporation.

     Section 302A.671 does not apply to the acquisition of shares of an issuing public corporation if among other reasons, the acquisition is consummated (a) before August 1, 1984; or pursuant to a contract existing before August 1, 1984;
(b) pursuant to an inter vivos gift not made to avoid the statute or    pursuant
to the laws of descent and distribution; (c) pursuant to a satisfaction of a pledge or other security interest created in good faith and not for the purposes of circumventing the statute; or (d) pursuant to a merger or plan of share exchange or other acquisition effected in compliance with MBCA Sections 302A.601 through 302A.661 if the issuing public corporation is a party to the agreement of merger or plan of share exchange or other agreement. Because Community, as the issuing corporation, is a party to the Merger, which is being effected in compliance with MBCA Section 302A.671, Norwest's acquisition of Community shares in connection with the Merger will not be considered a control share acquisition.

     Minnesota Business Combination Statute. Section 302A.673 of the MBCA, the Minnesota Business Combination statute, is similar, but not identical, to
Section 203 of the DLGL. Section 302A.673 prohibits Minnesota corporations from engaging in certain transactions (including mergers, consolidations, asset sales, liquidations or dissolutions, reclassifications, recapitalizations, disproportionate share conversions, loans, advances, other financial assistance, or tax benefits not received proportionately by all shareholders) (each, a "business combination") with a person that is the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the Minnesota corporation (an "interested shareholder") for a period of four years after such person becomes an interested shareholder unless, prior to the date the interested shareholder becomes an interested shareholder, the board of directors of the Minnesota corporation approves either the transaction in which such person becomes an interested shareholder or such business combination. Following the four-year moratorium period, the Minnesota corporation may engage in certain business combinations with an interested shareholder only if, among other things, (a) the business combination is approved by the affirmative vote of the holders of a majority of the outstanding voting shares not beneficially owned by the interested shareholder proposing the business combination or (b) the business combination meets certain criteria designed to ensure that the remaining shareholders receive fair consideration for their shares. Section 302A.673 of the MBCA will not apply to the Merger Agreement or the Plan of Merger included as a part thereof.

     Other Provisions. The MBCA also specifically authorizes directors, in considering the best interests of a Minnesota corporation, to consider the effects of any action on shareholders, employees, suppliers, creditors and customers of the corporation, and communities in which offices or other facilities of the corporation are located, and any other factors the directors consider pertinent. Under the MBCA, directors are not required to approve a proposed business combination or other corporate action if the directors determine in good faith that such approval is not in the best interest of the corporation.

     In taking or declining to take any action or in making any recommendation to a corporation's shareholders with respect to any matter, directors are authorized under the MBCA to consider both the short-term and long-term interests of the corporation as well as interests of other constituencies and other relevant factors. Any determination made with respect to the foregoing by a majority of the disinterested directors shall conclusively be presumed to be valid unless it can be demonstrated that such determination was not made in good faith after reasonable investigation.

     Because of the foregoing provisions of the MBCA, the Board of Directors of a Minnesota corporation will have flexibility in responding to unsolicited acquisition proposals, and accordingly it may be more difficult for an acquiror to gain control of the corporation in a transaction not approved by the Board.

     Norwest

     Delaware Business Combination Statute. Section 203 of the DGCL ("Section 203"), which applies to Norwest, regulates transactions with major stockholders after they become major stockholders. Section 203 prohibits a Delaware corporation from engaging in mergers, dispositions of 10% or more of its assets, issuances of stock and other transactions ("business combinations") with a person or group that owns 15% or more of the voting stock of the corporation (an "interested stockholder"), for a period of three years after the interested stockholder crosses the 15% threshold. These restrictions on transactions involving an interested stockholder do not apply if (a) before the interested stockholder owned 15% or more of the voting stock, the board of directors approved the business combination or the transaction that resulted in the person or group becoming an interested stockholder; (b) in the transaction that resulted in the person or group becoming an interested stockholder, the person or group acquired at least 85% of the voting stock other than stock owned by inside directors and certain employee stock plans; (c) after the person or group became an interested stockholder, the board of directors and at least two-thirds of the voting stock other than stock owned by the interested stockholder approves the business combination; or (d) certain competitive bidding circumstances.

     Action Without a Meeting

     Community. Under Section 302A.441 of the MBCA, any action required or permitted to be taken at a shareholders' meeting may be taken without a meeting by written consent signed by all of the shareholders entitled to vote on such action.

     Norwest. Section 228 of the DGCL permits any action required or permitted to be taken at a stockholder's meeting to be taken by written consent signed by the holders of the number of shares that would have been required to effect the action at an actual meeting of the stockholders. Generally, holders of a majority of outstanding shares can effect such an action. The DGCL also provides that a corporation's certificate of incorporation may restrict or even prohibit stockholders' action without a meeting. Norwest's Certificate of Incorporation does not restrict or prohibit stockholders' action without a meeting.

     By-laws

     Community. Article XI of Community's By-Laws provide that the By-Laws may be amended or repealed by the Board of Directors or by the shareholders as provided in the MBCA. This corresponds with MBCA Section 302A.181 which provides that the Board of Directors have the power to adopt, amend or repeal By-Laws unless the articles of incorporation provide otherwise.

     Norwest. Section 109 of the DGCL places the power to adopt, amend or repeal by-laws in the corporation's shareholders, but permits the corporation, in its certificate of incorporation, also to vest such power with the board of directors. Norwest's Certificate of Incorporation contains such a provision. Although the Board of Directors of Norwest has been vested with such authority, Norwest's stockholders' power to adopt, amend or repeal by-laws remains unrestricted.

     Preemptive Rights

     Community. MBCA Section 302A.413 provides that the shareholders of a corporation have a preemptive right to acquire a corporation's unissued shares unless denied or limited in the articles of incorporation or by the Board of Directors pursuant to MBCA Section 302A.401. Community's Articles of Incorporation deny any such preemptive rights.

     Norwest. Under Section 102 of the DGCL, shareholders have no statutory preemptive rights, unless a corporation's certificate of incorporation specifies otherwise. Norwest's Certificate of Incorporation does not provide for any such preemptive rights.

     Dividends

     Community. The MBCA does not permit dividend distributions if, after giving effect to the proposed dividend, (a) the corporation would be unable to pay its debts as they become due in the ordinary course of business, or (b) the corporation's total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights (if any) of shareholders who preferential rights are superior to those shareholders receiving the distribution.

     Norwest. Delaware corporations may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which declared and for the preceding fiscal year. Section 170 of the DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

     Norwest is subject to Federal Reserve Board policies regarding payment of dividends, which generally limit dividends to operating earnings.

Certain Federal Income Tax Consequences

     The following discussion summarizes the material federal income tax consequences of the Merger. The discussion does not address all aspects of federal taxation that may be relevant to particular Community shareholders, and it may not be applicable to shareholders who are not citizens or residents of the United States, or who acquired their Community Common Stock pursuant to the exercise of employee stock options or otherwise as compensation. The discussion does not address the effect of any applicable state, local or foreign tax laws or any federal tax laws other than those pertaining to income tax. EACH COMMUNITY SHAREHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF THE MERGER.

     This discussion is based on the Code, regulations or rulings now in effect or proposed thereunder, current administrative rulings and practice, and judicial precedent, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to Community shareholders discussed herein. This discussion is also based on certain assumptions regarding the factual circumstances at the Effective Time, including certain representations to be made by Community, certain Community shareholders and the directors and officers of Community, and Norwest. This discussion assumes that Community shareholders hold their shares of Community Common Stock as a capital asset within the meaning of Section 1221 of the Code. If any of these factual assumptions or representations is inaccurate, the tax consequences of the Merger could differ from those described herein.

     The Merger is conditioned upon, among other things, an opinion from Mackall, Crounse & Moore, its counsel, concerning certain federal income tax consequences, assuming the Merger occurs in accordance with the Merger Agreement and conditioned on the accuracy of certain representations made by Norwest, certain Community shareholders and the directors and officers of Community, and Community. Such opinion is to state that the material federal income tax consequences expected from the Merger under currently applicable law are as follows:

          (1) The Merger will constitute a reorganization for federal income tax purposes under Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code.

          (2) Community shareholders will recognize no gain or loss as a result of the exchange of their Community Common stock for shares of Norwest Common Stock pursuant to the Merger, except with respect to cash received in lieu of fractional shares, as discussed below.

          (3) A holder of Community Common Stock who receives cash in the Merger in lieu of a fractional share interest in Norwest Common Stock will be treated as if the fractional shares were distributed as part of the exchange and then were redeemed by Norwest. The tax consequences of the assumed redemption will be determined in accordance with Section 302 of the Code. If the redemption meets one of four tests set forth in that section, the shareholder will be treated as if the shareholder sold his or her fractional share of Norwest Common Stock for the amount of cash received. Therefore, such shareholder will recognize gain (or loss) to the extent that the amount of the cash received exceeds (or is less than) the tax basis allocable to the fractional share. Generally, the tax basis of the fractional share will equal a pro rata portion of the total basis of all of the shareholder's Norwest Common Stock received in the exchange. Any gain or loss recognized will be capital gain or loss, assuming that the fractional share of Norwest Common Stock would have been a capital asset in the hands of the shareholder, such gain or loss will be long-term gain or loss if such stock was held for more than one year, and the holding period for the fractional share will include the shareholder's holding period for the Community Common Stock surrendered. If none of the four tests provided in Section 302 is met, the assumed redemption will be treated as a dividend, and the shareholder will most likely be required to recognize as ordinary income the full amount of the cash received.

          (4) The aggregate tax basis of the shares of Norwest Common Stock received by each shareholder of Community in the Merger will be equal to the aggregate adjusted tax basis of the shares of Community Common Stock surrendered, decreased by the amount of any cash or property received and increased by the amount of any gain recognized.

          (5) The holding period of the shares of Norwest Common Stock received will include the holding period of the share of Community Common Stock exchanged therefor.

     An opinion of counsel does not provide the same degree of assurance with respect to the tax consequences of a transaction as a private letter ruling from the Service. An opinion of counsel, unlike a private letter ruling from the Service, has no binding effect on the Service but rather represents counsel's legal judgment based on the current law. The Service could take a position contrary to counsel's opinion and, if the matter is litigated, a court may reach a decision contrary to the opinion.

     THE FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH SHAREHOLDER SHOULD CONSULT A TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF THE MERGER THAT MAY APPLY TO SUCH SHAREHOLDER, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS, AND POSSIBLE CHANGES IN FEDERAL INCOME TAX LAW SINCE THE DATE OF THIS PROXY STATEMENT-PROSPECTUS.

Resale of Norwest Common Stock

        The shares of Norwest Common Stock issuable to shareholders of Community upon consummation of the Merger have been registered under the Securities Act of 1993 (the "Securities Act"). Such shares may be traded freely and without restriction by those shareholders not deemed to be "affiliates" of Community or Norwest as that term is defined in the rules under the Securities Act. Norwest Common Stock received by those shareholders of Community who are deemed to be "affiliates" of Community at the time of the Special Meeting may be resold, without registration, as provided for by Rule 145, or as otherwise permitted under the Securities Act. In the Merger Agreement, Community has agreed to use its best efforts to cause each Community shareholder who may reasonably be deemed to be an affiliate of Community to enter into an agreement with Norwest providing that such affiliate will not sell, transfer or otherwise dispose of the shares of Norwest Common Stock to be received by such person in the Merger except in compliance with the applicable provisions of the Securities Act and the rules and regulations promulgated thereunder. This Proxy Statement-Prospectus does not cover any resales of Norwest Common Stock received by affiliates of Community.

     The Merger Agreement provides for the filing by Norwest of listing applications with the NYSE and the CSE covering the shares of Norwest Common Stock issuable upon consummation of the Merger. It is a condition to the consummation of the Merger that such shares of Norwest Common Stock shall have been authorized for listing on the NYSE and the CSE effective upon official notice of issuance.

Dividend Reinvestment and Optional Cash Payment Plan

     Norwest currently has a Dividend Reinvestment and Optional Cash Payment Plan which provides in substance, for those stockholders who elect to participate, that dividends on Norwest Common Stock will be reinvested in shares of Norwest Common Stock at market price (as defined). The plan also permits participants to invest through voluntary cash payments, within certain dollar limitations, in additional shares of Norwest Common Stock at the market price (as defined) of such stock at the time of purchase. It is anticipated that after the Effective Time, Norwest will continue to offer its Dividend Reinvestment and Optional Cash Payment Plan and shareholders of Community who receive Norwest Common Stock in the Merger will have the right to participate therein.

Accounting Treatment

     Norwest's obligation to consummate the Merger is conditioned upon qualification of the Merger under the pooling-of-interests method of accounting and the receipt by Norwest of an opinion from Norwest's and Community's independent public accountants to the effect that the Merger qualifies for pooling-of-interests method of accounting if consummated in accordance with the Merger Agreement. Under the pooling-of-interests method of accounting, the historical basis of the assets and liabilities of Norwest and Community will be combined at the Effective Time and carried forward at their previously recorded amounts, and the shareholders' equity accounts of Community and Norwest will be combined on Norwest's consolidated balance sheet. Income and other financial statements of Norwest will not be restated retroactively because the Merger is not material to the financial statements of Norwest.

     In order for the Merger to qualify for pooling-of-interests accounting treatment, substantially all (90% or more) of the outstanding Community Common Stock must be exchanged for Norwest Common Stock. Norwest and Community have agreed not to intentionally take any action that would disqualify the Merger from pooling-of-interests treatment by Norwest. In this regard, Community has agreed to use its best efforts to obtain and deliver to Norwest signed representations from the directors and executive officers of Community that they will not sell, transfer or otherwise dispose of, or reduce their risk relative to, any shares of Norwest or Community during the period commencing 30 days prior to the closing of the Merger and ending upon publication of financial results including at least 30 days of combined operations of Norwest and Community.

     The unaudited pro forma summary financial information contained in this Proxy Statement-Prospectus has been prepared using the pooling-of-interests accounting method to account for the Merger. See "SUMMARY -- Comparative Unaudited Per Share Data."

Expenses

     The Merger Agreement provides, in general, that each of Norwest and Community will pay its own expenses in connection with the Merger and the transactions contemplated thereby, including fees and expenses of its own accountants and counsel.

                          INFORMATION ABOUT NORWEST -
                            RECENT OPERATING RESULTS

     Norwest's net income was $653.6 million for the year ended December 31, 1993, an increase of 48.5% over the $440.1 million earned in 1992. Net income per common share was $2.13 for the year ended December 31, 1993, compared with $1.42 in 1992, an increase of 50.4%. Return on common equity was 20.9% and return on assets was 1.38% for the year ended December 31, 1993, compared with 15.2% and 1.03%, respectively, in 1992.

     Norwest reported net income of $175.0 million for the quarter ended December 31, 1993, a 167.1% increase over the $65.6 million earned in the fourth quarter of 1992. Net income per common share was $0.57 for the fourth quarter of 1993, compared with $0.20 for the same quarter of 1992. Return on assets was 1.37% and return on common equity was 21.3% for the quarter ended December 31, 1993, compared with 0.59% and 8.3%, respectively, for the fourth quarter of 1992.

     The 1992 results have been restated for the 2-for-1 stock split
(effected in the form of a 100% stock dividend) distributed on June 28, 1993, and include Lincoln Financial Corporation (Lincoln), acquired on February 9, 1993, in a pooling of interests transaction. The fourth quarter of 1992 results include $93.5 million pre-tax charges taken by Lincoln to conform their credit and accounting practices to those of Norwest and other restructuring-related charges. The 1992 annual results, for comparative purposes, do not include a one-time special charge of $76.0 million, or $0.26 per common share, related to Norwest's early adoption of Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions.

     Consolidated tax-equivalent net interest income was $2,408.7 million and $627.4 million for the year and quarter ended December 31, 1993, compared with $2,114.7 million and $575.4 million, respectively, in 1992, increases of 13.9 percent and 9.0 percent, respectively. The increase for the year is primarily due to a 11.3% increase in average earning assets and a 13 basis point increase in net interest margin. The increase from the fourth quarter of 1992 is due to a 14.2 percent increase in average earnings assets, partially offset by a 25 basis point decrease in net interest margin.

     Norwest provided $140.1 million and $40.5 million for credit losses for the year and quarter ended December 31, 1993, or 0.56% and 0.61% of average loans and leases, compared with $266.7 million and $112.2 million, respectively, or 1.22% and 1.95% of average loans and leases, for the same periods in 1992. The 1992 provision includes $60.0 million for credit losses taken by Lincoln during the fourth quarter. Net credit losses totaled $173.6 million and $61.9 million for the year and quarter ended December 31, 1993, compared with $217.6 million and $64.3 million, respectively, for the same periods in 1992.

     As a percent of average loans and leases, net credit losses were 0.70% and 0.93% for the year and quarter ended December 31, 1993, compared with 1.00% and 1.12% for the same periods in 1992.

     Non-performing assets, including non-accrual, restructured, and 90-day past due loans and leases, and other real estate owned, totaled $285.5 million, 0.6% of total assets, at December 31, 1993, compared with $372.7 million, or 0.8%, at December 31, 1992. The decrease is primarily due to a $29.6 million, $23.5 million and $36.2 million reduction in real estate non-accrual loans, commercial non-accrual loans and other real estate owned, respectively, partially offset by a $5.1 million increase in restructured loans. The allowance for credit losses was $744.9 million at December 31, 1993, and represents 260.9% of non-performing assets.

     Norwest consolidated non-interest income was $1,542.5 million and $426.0 million for the year and quarter ended December 31, 1993, compared with $1,228.8 million and $305.0 million, respectively, for the same periods in 1992. The full year increase from 1992 reflects growth in mortgage banking revenues, net venture capital gains and various fee-based services, partially offset by decreases in credit card fees, trading account gains and net gains on investment securities available for sale. Excluding gains on investment/mortgage-backed securities, venture capital gains, and gains on investment/mortgage-backed securities available for sale, non-interest income was up 26.1% over 1992.

     Non-interest expenses were $2,840.8 million and $750.4 million for the year and quarter ended December 31, 1993, compared with $2,436.6 million and $660.8 million, respectively, for the same periods in 1992. The increase for the year ended December 31, 1993 is primarily attributable to an increase in salaries and benefits at both the mortgage banking operations to support large volume increases in originations and servicing, and at Norwest Financial Services, Inc., due to the acquisition in the fourth quarter of 1992 of Trans Canada Credit Corporation, Ltd., and increased charitable contributions.

     Norwest's banking group reported earnings of $397.2 million and $108.6 million for the year and quarter ended December 31, 1993, compared with $227.7 million and $8.0 million, respectively, for the same periods in 1992. Included in the fourth quarter of 1992 banking group results are Lincoln's special provision for credit losses, merger and transition related expenses and restructuring costs totaling $93.5 million before income taxes. Mortgage banking operations earned $56.3 million and $10.2 million for the year and quarter ended December 31, 1993, compared with $53.4 million and $9.4 million, respectively, for the same periods in 1992. Norwest Financial Services, Inc. (commercial and consumer finance) reported earnings of $200.1 million and $56.2 million for the year and quarter ended December 31, 1993, compared with $159.0 million and $48.2 million, respectively, for the same periods in 1992.

     At December 31, 1993, total assets were $50.8 billion, compared with $46.7 billion at December 31, 1992. The increase is primarily due to a $4.3 billion increase in loans and leases, and student loans and mortgages held for sale, including $2.6 billion of loans and leases acquired in acquisitions completed during 1993. This increase was partially offset by a $0.4 billion decrease in investment securities and investment securities available for sale. Total long-term debt at December 31, 1993, was $6.8 billion compared with $4.5 billion at December 31, 1992. This increase is primarily due to a net increase of $1.0 billion of Federal Home Loan Bank advances by subsidiary banks of Norwest and a net increase of $1.0 billion of long-term debt issued by Norwest. Total stockholders' equity was $3.6 billion at December 31, 1993, compared with $3.1 billion at December 31, 1992. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                          INFORMATION ABOUT COMMUNITY


Description of Business


                                    General

Community is a Minnesota corporation organized on December 3, 1946. Unless the context otherwise requires, any reference in this section, "INFORMATION ABOUT COMMUNITY," to "Community" shall include Community and its wholly owned subsidiaries.

Community is engaged in the consumer finance business. Consumer finance receivables consist of loans made to individuals (loan), retail instalment contracts originating from the sale of automobiles (motor), and retail instalment contracts originating from the sale of other goods (consumer). All motor and consumer business is included under the heading retail instalment business.

Community originated its business by opening branch offices in Minneapolis and St. Paul on April 1, 1947. Expansion followed to Wisconsin and Illinois with new branch offices opening in those states on February 1, 1966 and December 1, 1992, respectively. Community has 51 branch offices operating in three states.

Community Common Stock is not publicly traded and has no established trading market. A cash dividend of $1.00 per share of Community Common Stock was declared in December of 1993, and a cash dividend of $.75 per share of Community Common Stock was declared in December of 1992.

                              CONSUMER OPERATIONS


At December 31, 1992, the amount and type of consumer receivables outstanding was as follows:

                        Consumer Receivables Outstanding

          Loans:
           Secured by real estate             $ 27,177,567
           Not secured by real estate           78,565,642
                                              ------------

              Total loans                      105,743,209

          Retail instalment contracts           49,936,491
                                              ------------

              Total consumer receivables       155,679,700
                                              ------------

          Deductions:
           Deferred finance income              36,583,747
           Allowance for credit losses           3,113,554
                                              ------------
              Total deductions                  39,697,341

          Consumer receivables - net          $115,982,359
                                              ============

Loans had an average balance per account of $5,518. Retail instalment contracts had an average balance per account of $4,420.



Geography

At December 31, 1992, Community had consumer finance branch offices in 3 states. The number of consumer finance branch offices and percentage of consumer finance receivables at December 31, 1992, is shown below:


              Number of Branch Offices and Percent of Receivables

                  Illinois          1           -%
                  Minnesota        28          68
                  Wisconsin        17          32
                                   --         ---
                                   46         100%
                                   ==         ====

During 1992, the number of consumer finance branch offices increased by one.

Growth and Volume of Consumer Finance Receivables

The following tables present the growth and volume of Community's loans and retail instalment contracts for the five years ended December 31, 1992:



                          Consumer Finance Receivables
                       and Number of Accounts Outstanding



                          Percentage                  Percentage     Average     Number
   At       Consumer       Increase                    Increase      Balance       of
December    Finance      From Previous   Number of   From Previous   Per         Branch
  31      Receivables        Year        Accounts        Year        Account     Offices
- --------  -----------    -------------   ---------   -------------   -------     -------

1992      $155,679,700       14%          30,461         11%         $5,111        46
1991       136,102,641        1           27,360        (15)          4,975        45
1990       134,571,137        3           32,023        (18)          4,202        45
1989       130,691,425       15           39,252          6           3,330        44
1988       113,160,022       23           37,172         19           3,044        41




                   Loans Made and Retail Instalment Contracts Purchased


                                                    Retail                  Average
                                        Average   Instalment   Number of     Size
Year Ended                 Number of   Size Loan  Contracts    Contracts   Contracts
Dec. 31     Loans Made *  Loans Made     Made     Purchased    Purchased   Purchased
- ----------  ------------  ----------   ---------  ----------   ---------   ---------

1992        $112,897,645    16,241      6,951     $58,228,991    14,776      3,941
1991         100,643,737    14,883      6,762      34,095,601     6,081      5,607
1990          98,615,584    15,092      6,534      36,385,383    12,881      2,825
1989          98,349,098    17,214      5,713      48,613,491    27,773      1,750
1988          88,140,037    16,154      5,456      40,542,240    23,709      1,710


*Includes balances renewed of $31,047,836, $26,143,570, $23,150,650,
$23,256,305 and $21,088,055, for the years 1992 through 1988, respectively.

Regulation

Community's consumer finance lending operations are, for the most part, regulated by consumer finance laws or similar legislation in each of the states where Community has branch offices. Although consumer finance laws have been in effect many years, new and amending legislation is frequently enacted. In those states which have enacted legislation in recent years that affects the maximum permitted amount of loan and the maximum allowable rate of charge, the trend has been to increase such amounts and rates of charge, or to deregulate the same altogether.

Consumer finance laws generally require that each branch office be licensed to conduct its business. In most jurisdictions the granting of licenses is dependent on a finding of financial responsibility, character and fitness of the applicant and, in some circumstances, public convenience and advantage. Each licensed branch office is subject to state regulation and examination. In nearly all states a report of the activities of licensed branch offices must be made annually to the appropriate state department. Licenses are revocable for cause and their continuance depends upon compliance with the provisions of the applicable state law. Community has never had any of its licenses revoked.

The Federal Consumer Credit Protection Act requires a written statement showing the annual percentage rate of finance charge and other information to be given to borrowers/buyers when consumer credit contracts are made. It also requires certain disclosures to applicants concerning credit reports that are used as a basis for denying or increasing the charge for credit.

The Federal Equal Credit Opportunity Act prohibits discrimination against applicants with respect to any aspect of a credit transaction on the basis of sex, marital status, race, color, religion, national origin, age (provided the applicant has the capacity to contract), or because all or part of the applicant's income derives from any public assistance program, or because the applicant has in good faith exercised any right under the Federal Consumer Credit Protection Act.

By virtue of a Federal Trade Commission rule, sales finance contracts and certain loans, (those made for the borrower's purchase of personal property from a seller having a relationship with the lender) contain a provision that the lender is subject to all claims and defenses which the borrower could assert against the seller. However, the borrower's recovery under such provision cannot exceed the amount paid under the contract.

A Federal Trade Commission trade regulation rule on creditor practices prohibits, among other things, the taking of a security interest (other than a purchase money security interest) in certain of a borrower's household goods.

Regulation of Community Credit Co.'s insurance subsidiaries is described under "Insurance Operations."

Business Methods

Loans are generally repayable in monthly installments and are made for periods of 120 months or less. Retail instalment contracts purchased are repayable in equal monthly installments and generally have original maturities of 60 months or less.

In order to make a careful selection of credit risks, Community reviews credit information concerning each applicant to determine income, living expenses, payment obligations, indebtedness, paying habits, and length and stability of employment. The information is obtained from the applicants, the applicants' employers, creditors of the applicants and credit reporting agencies. Community believes that any risk to its business which may be created by unfavorable local conditions is minimized by the large number of customers, their broad range of occupations and geographical distribution.

Nearly all loans are secured by liens on automobiles, cash value life insurance, stocks, savings accounts, real estate, or personal property and/or cosigners. Of the total loans made during 1992, 99.9% of the amount and 99.8% of the number were secured by security agreements or other forms of security. Liens are recorded on all automobile loans, real estate loans and liquid asset loans. The decision to record a lien or to appraise or examine the title to collateral depends upon the size of the loan and the type of collateral. As an alternative to perfecting liens on personal property securing certain loans, Community purchases non-filing insurance, the cost of which is borne by the borrowers. Unless the value is negligible, automobiles and other collateral are repossessed on seriously delinquent accounts and sold for the best price obtainable. The remaining balances, if any, are written off. Generally, Community institutes legal proceedings on its loans, including foreclosure on collateral, only when it appears that recovery is likely, which will justify the cost of bringing suit.

Generally, Community carries only one loan with a borrower at any one time. It is not uncommon however, for a borrower to have a motor sales finance contract as well as a direct loan on other collateral. In most cases, when a borrower wishes to obtain additional money from Community before the loan is fully repaid, a new loan is made sufficient to pay the balance on the old loan and supply the new money, provided the borrower's credit is satisfactory. Of the total amount of loans made during 1992, 68% represented funds lent to borrowers who requested additional money while still owing Community. In the years 1991 through 1988, this figure was 65%, 66%, 70%, and 67%, respectively. In 1992, of the 16,241 loans made by Community, 11,082 were to borrowers who requested additional money while still owing a balance to Community. Community's policy is that loans are not made to present customers to cure a default in principal or interest.

Retail instalment contracts are purchased not only because they are profitable in themselves, but also because they provide a source of new loan customers. During 1992, approximately 14% of the number of all loans made were to present sales finance customers.

Community's average earned rates of charge on the average amount of consumer receivables outstanding during each of the years 1992 through 1988 were 20.66%, 21.03%, 20.91%, 20.76%, and 21.35%, respectively.

Loss Experience

The allowance for losses on receivables is based on loss experience in relation to receivables outstanding. All such receivables which appear to be uncollectible are written off. In addition, receivables are written off if they become 120 days past due on original terms, except real estate loans where the balance is less than 90% of the current appraised value and certain receivables being paid under Chapter 13 bankruptcy plans. If collateral is repossessed from a borrower, it is sold for the best price obtainable and the balance is written off. Real estate loan balances remaining after foreclosure and sale will be charged off at the time of sale.


Insurance Operations

The credit insurance operations have a close interrelationship with Community's consumer finance lending operations. Community makes credit life, credit disability insurance, and single premium term insurance available to borrowers. If the customer decides to purchase insurance, an additional charge is made. Credit life insurance generally provides for the repayment of the indebtedness upon the death of the insured borrower. Credit disability coverage provides for the monthly payment of the indebtedness while the borrower is disabled because of accident or illness.

Generally, where applicable laws permit, Community purchases non-filing insurance coverage on qualified personal property collateral. Non-filing insurance is an alternative to perfecting a security interest in property used as collateral. Payment is provided up to a specified limit when there is a loss with this coverage which resulted from the failure to perfect a security interest.

Community Credit Co.'s life insurance subsidiary reinsures the credit life, credit disability insurance, and single premium term insurance written by Community. In addition, Community's casualty insurance subsidiary underwrites the non-filing insurance policies issued to Community.

The laws of the states in which Community operates regulate the sale of insurance to borrowers by prescribing, among other things, the maximum amount and term thereof and by fixing the permissible premium or authorizing the state insurance commissioner or other state official to fix the maximum premium rates on such insurance. Credit insurance rates have been reduced in recent years.

Premiums are ceded to the Company's life insurance subsidiary on an as written basis for credit life and 5 year term policies and on an earned basis for disability insurance. Insurance premiums, claims, other expenses, and income earned by the Company's life insurance subsidiary from these activities is summarized below:



                           1992         1991         1990         1989         1988
                           ----         ----         ----         ----         ----

Premiums:
 Life                  $  875,977   $  835,605   $  937,042   $1,371,066   $1,620,328
 Disability             1,387,692    1,374,031    1,428,728    1,397,377    1,257,039

Claims Expense:
 Life                     102,855      102,559      288,546      304,658      452,437
 Disability               630,972      590,984      663,666      505,393      528,708

Other Expense:
 Life                     279,804      260,163      294,088      433,007      515,532
 Disability               444,061      439,690      457,193      447,160      402,253

Income:
 Life                     493,318      472,883      354,408      633,402      652,359
 Disability               312,659      343,357      307,869      444,823      326,078


Income for the Company's casualty insurance subsidiary for the years 1992 through 1988 was $101,918, $84,943, $111,875, $125,714 and $32,667,
respectively.

                                SOURCES OF FUNDS

Community funds its operations through payments of principal and interest from finance receivables, capital funds, the sale of debt securities, and borrowings from banks. Fixed rate borrowings with original maturities of more than one year comprise 71% of Community's total indebtedness at December 31, 1992. The remaining 29% includes commercial paper with maturities of nine months or less.

The effective interest rates on commercial paper debt is higher than the stated rates due to commitment fees paid in connection with Community's bank credit agreements (lines of credit). These agreements provide an alternative source of liquidity to support Community's commercial paper borrowings.

The weighted average annual interest cost of the total average monthly borrowings outstanding in each of the respective years 1992 through 1988 without giving effect to commitment fees relating to bank credit agreements were 7.38%, 8.21%, 9.14%, 9.42%, and 8.99% respectively. The corresponding figures after giving effect to commitment fees were 7.46%, 8.30%, 9.22%, 9.50%, and 9.09% respectively. Community has obtained and continues to obtain, at prevailing rates, funds sufficient for the conduct of its business.

The following table contains certain information regarding bank lines of credit and short-term borrowings during the periods indicated:


(Dollars in Thousands)                             Years Ended December 31
                                    -------------------------------------------------------
                                      1992        1991        1990        1989        1988
                                      ----        ----        ----        ----        ----
Bank credit agreements              $51,175     $50,175     $46,775     $42,360     $37,360
Number of credit agreements              14          14          15          16          15
Monthly average outstanding:
 Commercial paper                   $36,868     $36,128     $31,847     $26,925     $17,206
 Other loans                            373         794         683         382         238
  Less excess funds
   investments                         (203)       (310)        (57)       (108)        (62)
                                    -------     -------     -------     -------     -------
  Net average short-term
   borrowings                       $37,038     $36,612     $32,473     $27,199     $17,382
Ratio of bank credit                =======     =======     =======     =======     =======
 agreements to above                    138%        137%        144%        156%        215%


                                  COMPETITION

Community is in a highly competitive business. Community competes daily with banks, credit unions, General Motors Acceptance Corp ("GMAC"), Chrysler Credit, Ford Motor Credit and, most of all, other finance companies, both in the direct and indirect business. Service, rapport and flexibility, with occasional adjustments in interest rates, are the main areas of competition. In general, rates are very similar between Community and other finance companies on both direct and indirect business. Community's rates are normally higher than the banks, credit unions and automobile finance sources such as GMAC, Chrysler Credit and Ford Motor Credit.

Community is the largest privately owned finance company in the midwest, and is one of the largest independent consumer finance companies in the United States (based on receivables outstanding).

                              COMMUNITY CREDIT CO.

                 Selected Quarterly Financial Data (Unaudited)


Selected quarterly financial data for 1992 and 1991 were as follows:


(In Thousands)
                                                                   Net     Net Income
                                Interest    Provision             Income   Per Share,
                      Total     and Debt    for Credit     Net      Per      Fully
Quarter Ended         Income    Expense       Losses     Income    Share     Diluted
- -------------         ------    --------    ----------   ------   -------  ----------

March 31, 1991        $6,706    $1,992        $352       $1,233   $.40       $.40

June 30, 1991          6,838     1,917         645        1,207    .39        .39

September 30, 1991     6,777     1,948         472        1,283    .42        .42

December 31, 1991      6,723     1,870         622        1,061    .35        .35

March 31, 1992         6,850     1,795         419        1,425    .46        .46

June 30, 1992          7,189     1,865         554        1,515    .49        .49

September 30, 1992     7,301     1,873         371        1,523    .50        .50

December 31, 1992      7,408     1,894         605        1,397    .45        .45

Management's Discussion and Analysis of Financial Condition and Results of Operations.

1992, 1991 and 1990

Community's total income increased 6% in 1992 and 1% in 1991 ($28.7 million in 1992 compared with $27.0 million in 1991 and $26.6 million in 1990).

Income from finance charges increased 6% in 1992 and 2% in 1991 ($23.1 million in 1992 compared with $21.8 million in 1991 and $21.4 million in 1990). Changes in income from finance charges result primarily from (1) changes in the amount of consumer receivables outstanding and (2) changes in the rate of charge on those receivables.


                                           1992               1991
                                           ----               ----

Increase in average consumer
  receivables outstanding                   7%                 2%


                                           1992          1991          1990
                                           ----          ----          ----

Rate of charge on consumer receivables:    20.66%        21.03%        20.91%


Increases in income from finance charges in both 1992 and 1991 were due primarily to growth in average consumer receivables outstanding. Growth in average consumer receivables in 1992 was due to a combination of purchases and regular business activity. Growth in 1991 was due primarily to regular business activity.

Changes in the earned rates of charge were due to changes in prevailing market rates combined with a change in the portfolio mix.

Insurance premiums and commissions increased 5% in 1992 and decreased 8% in 1991 ($2.4 million in 1992 compared with $2.3 million in 1991 and $2.5 million in 1990). The 1991 decrease was due to insurance rates being decreased in Wisconsin (12% decrease for disability, 8% decrease for life) on January 1, 1991. Changes in insurance premiums and commissions are generally expected to correspond to changes in average consumer direct loans outstanding. Average consumer direct loans outstanding increased 1% in 1992 and 5% in 1991. Insurance losses and loss expenses increased 10% in 1992 and decreased 28% in 1991 ($753,000 in 1992 compared with $685,000 in 1991 and $947,000 in 1990).

Other income increased 8% in 1992 and 8% in 1991 ($2.4 million in 1992 compared with $2.2 million in 1991 and $2.0 million in 1990). An increase in investment income accounted for the majority of the increase in 1992 and 1991. Average investments outstanding increased 4% in 1992 and 11% in 1991.

Operating expenses increased 4% in 1992 and 6% in 1991 ($10.1 million in 1992 compared with $9.7 million in 1991 and $9.1 million in 1990). The increases were due primarily to inflation.

Interest and debt expense decreased 4% in 1992 and 8% in 1991 ($7.4 million in 1992 compared with $7.7 million in 1991 and $8.4 million in 1990). Changes in interest and debt expense result primarily from (1) changes in the amount of borrowings outstanding and (2) changes in the cost of those borrowings.

Increase in average debt outstanding:     1992       1991
                                          ----       ----

        Short-term                         1%        13%
        Long-term                         11         (4)
        Total                              7          2

Cost of Funds:                            1992       1991       1990
                                          ----       ----       ----

        Short-term                        4.53%      6.89%      8.93%
        Long-term                         9.29       9.30       9.93
        Total                             7.51       8.34       9.22

Changes in average debt outstanding correspond to changes in average receivables outstanding. Average receivables increased 7% in 1992 and 2% in 1991.

Provision for credit losses decreased 7% in 1992 and 10% in 1991 ($1.9 million in 1992 compared with $2.1 million in 1991 and $2.3 million in 1990). The 1992 decrease was due to a 49% decrease in actual losses ($.54 million in 1992 compared to $1.1 million in 1991), primarily resulting from the Board of Directors action of putting K.D. Noel in charge of reducing losses in Wisconsin. Net write-offs as a percentage of average net receivables outstanding was 1.39% in 1992 compared with 1.99% in 1991 and 2.19% in 1990.

The effective tax rates were 31.1% in 1992, 30.0% in 1991, and 28.6% in 1990. The changes in effective tax rate were primarily due to the change in the ratio of the life insurance earnings to the finance company earnings.

Community Credit Co. adopted Statement of Financial Accounting Standards ("SFAS") 109, "Accounting for Income Taxes," in 1993. SFAS 109 takes the asset and liability approach to comprehensive interperiod tax accounting. Prior to 1993, FASB 96 requirements were followed. Implementing SFAS 109 did not have a material effect on Community's deferred tax assets or net earnings.

Borrowings constitute the largest part of Community's capitalization. At December 31, 1992, 76% of Community's capital had been obtained from borrowings and 24% from shareholder's equity. Seventy-one percent of Community's borrowings was in fixed-rate term borrowings with original maturities of more than one year. The remaining 29% was in commercial paper with maturities of nine months or less. At December 31, 1991, short-term borrowings comprised 38% of total borrowing.

Community Credit Co. maintains bank lines of credit to provide an alternative source of liquidity to support the Company's commercial paper borrowings. At December 31, 1992, lines of credit totaling $51.2 million were being maintained at 14 unaffiliated banks; $51.2 million was available on that date.

Community Credit Co. obtains its long-term debt capital from the issuance of debt securities to institutional investors.

Community Credit Co. anticipates the continued availability of borrowed funds, at prevailing interest rates, to provide for Community's growth in the foreseeable future. Funds are also generated internally from payments of principal and interest on Community's finance receivables.

September 30, 1993 and 1992

Community's performance in the third quarter of 1993 closely paralleled performance in the first nine months of 1993. The discussion and analysis that follows therefore, is limited to the first nine months as a whole and does not include a separate discussion of the third quarter.

Community's total income increased 11% for the first nine months ($23.7 million in the first nine months of 1993 compared with $21.3 million in the first nine months of 1992). The increase was primarily due to the increase in average finance receivables.

Income from finance charges increased 12% for the first nine months ($19.2 million in the first nine months of 1993 compared with $17.1 million in the first nine months of 1992). The increase in income from finance charges was due to growth in average consumer finance receivables offset by a decline in the rate of charge on consumer receivables. In total, average receivables in the first nine months of 1993 increased 18% compared with the first nine months of 1992.

                                             Nine Months Ended September 30
                                             ------------------------------

                                                  1993           1992
                                                  ----           ----
Rate of charge on consumer receivables:           19.84%         20.82%

The 18% increase in average consumer receivables was generated primarily from the purchase of finance contracts due to the expansion in Illinois. The increase in income from finance charges of 12% was less than the increase in average consumer finance receivables of 18% due to the fact that the rates charged were lower in the sales finance business than in regular loan receivables. The lower rates were primarily due to competition.

Insurance premiums and commissions increased 4% ($1.9 million in the first nine months of 1993 compared with $1.8 million in the first nine months of 1992). Changes in insurance premiums and commissions generally correspond to changes in average consumer finance loans outstanding. Average consumer finance loans outstanding increased 1% in the first nine months of 1993 compared with the first nine months of 1992.

Other income increased 7% ($1.9 million in the first nine months of 1993 compared with $1.8 million in the first nine months of 1992).

Operating expenses increased 13% ($8.4 million in the first nine months of 1993 compared with $7.4 million in the first nine months of 1992). The increase was due primarily to increases in employee compensation and benefits and other costs resulting from business expansion. At September 30, 1993, Community was operating 49 consumer finance branches compared with 45 at September 30, 1992.

Interest and debt expense increased 9% ($6.0 million in the first nine months of 1993 compared with $5.5 million in the first nine months of 1992). Changes in interest and debt expense result primarily from (1) changes in the amount of borrowings outstanding due to funding requirements for receivables and dividends and (2) changes in the cost of those borrowings. Average total outstanding borrowings in the first nine months of 1993 increased 17% from the first nine months of 1992; average short-term debt outstanding increased 6% while average long-term debt increased 24%.

                                       Nine Months Ended September 30
                                       ------------------------------

Costs of funds:                        1993                      1992
                                       ----                      ----

  Short-term                           3.79%                     4.62%
  Long-term                            8.67                      9.36
  Total                                7.01                      7.56

Changes in average debt outstanding generally correspond to changes in average finance receivables outstanding. Average finance receivables increased 18% from the first nine months of 1992.

Provision for credit losses increased 14% ($1.5 million in the first nine months of 1993 compared with $1.3 million in the first nine months of 1992). This increase relates primarily to the expansion into Illinois and the set up of reserve for loss on the ouststandings. Net write-offs decreased 2% in the first nine months of 1993 compared with the first nine months of 1992. Net write-offs as a percentage of average net receivables outstanding declined to .76% in the first nine months of 1993 compared with .91% in the first nine months of 1992.

The effective tax rate was 30.3% for the first nine months of 1993 and 31.2% for the first nine months of 1992, reflecting the impact of FASB 109.

Community Credit Co. maintains bank lines of credit to provide an alternative source of liquidity to support the company's commercial paper borrowings. At September 30, 1993, lines of credit totaling $51.2 million were being maintained at 14 unaffiliated banks. None of this credit was in use at the time.

Community Credit Co. obtains its long-term debt capital from private offerings.

Community Credit Co. anticipates the continued availability of borrowed funds, at prevailing interest rates, to provide for Community's growth in the foreseeable future. Funds are also generated internally from payments of principal and interest on Community's finance receivables.

Statement of Financial Accounting Standards

In May, 1993, the Financial Accounting standard Board (FASB) issued Statement of Financial Accounting standards (SFAS) No. 114, Accounting by Creditors for Impairment of a Loan, which requires that certain impaired loans be measured to reflect the time value of money. SFAS No. 114 is required to be adopted for fiscal years beginning after December 15, 1994. The impact of adoption of the new accounting standards on Community's financial statements has not yet been determined.

In May, 1993, the FASB issued SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. This statement addressed the accounting and reporting for investments by classifying into three categories -- securities held to maturity, trading securities, and available for sale. The statement is effective for fiscal years beginning after December 15, 1993. The impact of adoption on Community's financial statement will not be material.

                       CERTAIN REGULATORY CONSIDERATIONS

General

     As a bank holding company, Norwest is subject to the supervision of the Federal Reserve Board. Norwest's banking subsidiaries are subject to supervision and examination by applicable federal and state banking agencies. All of Norwest's banking subsidiaries are insured and therefore are subject to regulation by the Federal Deposit Insurance Corporation (the "FDIC"). In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve Board as it attempts to control the money supply and credit availability in order to influence the economy.

     Norwest is a legal entity separate and distinct from its banking and nonbanking subsidiaries. Accordingly, the right of Norwest, and thus the right of Norwest's creditors, to participate in any distribution of the assets or earnings of any subsidiary is necessarily subject to the prior claims of creditors of such subsidiary, except to the extent that claims of Norwest in its capacity as a creditor may be recognized. The principal sources of Norwest's revenues are dividends and fees from its subsidiaries.

Dividend Restrictions

     Various federal and state statutory and regulatory provisions limit the amount of dividends the subsidiary banks can pay to Norwest without regulatory approval. The approval of the Office of the Comptroller of the Currency (the "OCC") is required for any dividend by a national bank if the total of all dividends declared by the bank in any calendar year would exceed the total of its net profits, as defined by regulation, for that year combined with its retained net profits for the preceding two years less any required transfers to surplus or a fund for the retirement of any preferred stock. In addition, a national bank may not pay a dividend in an amount greater than its net profits then on hand after deducting its losses and bad debts. For this purpose, bad debts are defined to include, generally, loans which have matured and are in arrears with respect to interest by six months or more, other than such loans which are well secured and in the process of collection. Under these provisions Norwest's national bank subsidiaries could have declared, as of September 30, 1993, without obtaining prior regulatory approval, aggregate dividends of at least $136.3 million. The payment of dividends by any subsidiary bank may also be affected by other factors, such as the maintenance of adequate capital for such subsidiary bank.

     If, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the bank, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice. The Federal Reserve Board, the OCC, and the FDIC have issued policy statements which provide that insured banks and bank holding companies should generally pay dividends only out of current operating earnings.

Holding Company Structure

     Norwest's banking subsidiaries are subject to restrictions under federal law which limit the transfer of funds by the subsidiary banks to Norwest and its nonbanking subsidiaries, whether in the form of loans, extensions of credit, investments, or asset purchases. Such transfers by any subsidiary bank to Norwest or any nonbanking subsidiary are limited in amount to 10% of the bank's capital and surplus and, with respect to Norwest and all such nonbanking subsidiaries, to an aggregate of 20% of such bank's capital and surplus. Furthermore, such loans and extensions of credit are required to be secured in specified amounts.

     The Federal Reserve Board has a policy to the effect that a bank holding company is expected to act as a source of financial and managerial strength to each of its subsidiary banks and to commit resources to support each such subsidiary bank. This support may be required at times when Norwest may not have the resources to provide it. Any capital loans by Norwest to any of the subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In addition, the Crime Control Act of 1990 provides that in the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

     A depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989, in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default. "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a "default" is likely to occur in the absence of regulatory assistance.

     Federal law (12 U.S.C. # 55) permits the OCC to order the pro rata assessment of stockholders of a national bank whose capital stock has become impaired, by losses or otherwise, to relieve a deficiency in such national bank's capital stock. This statute also provides for the enforcement of any such pro rata assessment of stockholders of such national bank to cover such impairment of capital stock by sale, to the extent necessary, of the capital stock of any assessed stockholder failing to pay the assessment. Similarly, the laws of certain states provide for such assessment and sale with respect to the subsidiary banks, is subject to such provisions.

Capital Requirements

     In January 1989, the Federal Reserve Board issued final risk-based capital guidelines for bank holding companies, such as Norwest. The new guidelines, which became effective December 31, 1990, were phased in over two years. The minimum ratio of total capital to risk-adjusted assets (including certain off-balance sheet items, such as stand-by letters of credit) is 8%. At least half of the total capital is to be comprised of common equity, retained earnings, and a limited amount of non-cumulative perpetual preferred stock ("Tier 1 capital"). The remainder ("Tier 2 capital") may consist of hybrid capital instruments, perpetual debt, mandatory convertible debt securities, a limited amount of subordinated debt, other preferred stock, and a limited amount of loan and lease loss reserves. In addition, the Federal Reserve Board has approved final minimum "leverage ratio" (the ratio Tier 1 capital to quarterly average total assets) guidelines for bank holding companies and state member banks. These guidelines provide for a minimum leverage ratio of 3% for bank holding companies and state member banks that meet certain specified criteria, including that they have the highest regulatory rating. All other bank holding companies and state member banks will be required to maintain a leverage ratio of 3% plus an additional cushion of 100 to 200 basis points. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve Board will continue to consider a "tangible Tier 1 leverage ratio" in evaluating proposals for expansion or new activities. The tangible Tier 1 leverage ratio is the ratio of a banking organization's Tier 1 capital, less all intangibles, to total assets, less all intangibles. Each of Norwest's banking subsidiaries is also subject to capital requirements adopted by applicable federal regulatory agencies which are substantially similar to the foregoing. As of September 30, 1993, Norwest's Tier 1 and total capital (the sum of Tier 1 and Tier 2 capital) to risk-adjusted assets ratios were 9.80% and 12.42%, respectively, and Norwest's ratio of Tier 1 capital to total assets, based on average total assets for the quarter ended September 30, 1993, was 6.81%. Neither Norwest nor any subsidiary bank has been advised by its appropriate federal regulatory agency of any specific leverage ratio applicable to it.

     The Federal Reserve Board has adopted changes to its risk-based and leverage ratio requirements applicable to bank holding companies and state chartered member banks that require that all intangibles, including core deposit intangibles, purchased mortgage servicing rights ("PMSRs"), and purchased credit card relationships ("PCCRs") be deducted from Tier 1 capital. The changes, however, grandfather identifiable assets (other than PMSRs and PCCRs) acquired on or before February 19, 1992, and permit the inclusion of readily marketable PMSRs and PCCRs in Tier 1 capital to the extent that (i) PMSRs and PCCRs do not exceed 50% of Tier 1 capital and (ii) PCCRs do not exceed 25% of Tier 1 capital. For such purposes, PMSRs and PCCRs each would be included in Tier 1 capital only up to the lesser of (i) 90% of their fair market value (which must be determined quarterly) and (ii) 100% of the remaining unamortized book value of such assets. The OCC has adopted substantially similar regulations. Management does not expect the foregoing changes to have a material adverse impact on the results of operations of Norwest.

FDICIA

     In December 1991, Congress enacted the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), which substantially revises the bank regulatory and funding provisions of the Federal Deposit Insurance Act and makes revisions to several other federal banking statutes.

     Among other things, FDICIA requires the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." A depository institution's capital tier will depend upon where its capital levels are in relation to various relevant capital measures, which will include a risk-based capital measure and a leverage ratio capital measure, and certain other factors.

     A depository institution is well capitalized if it significantly exceeds the minimum level required by regulation for each relevant capital measure, adequately capitalized if it meets each such measure, undercapitalized if it fails to meet any such measure, significantly undercapitalized if it is significantly below any such measure, and critically undercapitalized if it fails to meet any critical capital level set forth in regulations. The critical capital level must be a level of tangible equity equal to not less than 2% of total assets and not more than 65% of the minimum leverage ratio to be prescribed by regulation (except to the extent that 2% would be higher than such 65% level). An institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if, among other things, it receives an unsatisfactory examination rating.

     Under regulations adopted pursuant to the foregoing provisions, for an institution to be well capitalized it must have a Tier 1 risk-based capital ratio of at least 6%, and a Tier 1 leverage ratio of at least 5%, a total risk-based capital ratio of at least 10%, and not be subject to any specific capital order or directive. For an institution to be adequately capitalized it must have a Tier 1 risk-based capital ratio of at least 4%, a total risk-based capital ratio of at least 8%, and a leverage ratio of at least 4% (and in some cases 3%). As of September 30, 1993, all of Norwest's banking subsidiaries were well capitalized.

     FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to a wide range of limitations on operations and activities including growth limitations and are required to submit a capital restoration plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of (i) an amount equal to 5% of the depository institution's total assets at the time it became undercapitalized and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.

     Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. Critically undercapitalized institutions are subject to the appointment of a receiver or conservator.

     FDICIA directs that each federal banking agency prescribe standards for depository institutions and depository institution holding companies relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, a maximum ratio of classified assets to capital, minimum earnings sufficient to absorb losses, a minimum ratio of market value to book value for publicly traded shares, and such other standards as the agency deems appropriate. The impact of such standards on Norwest cannot be ascertained.

     FDICIA also contains a variety of other provisions that may affect the operations of Norwest, including new reporting requirements, revised regulatory standards for real estate lending, "truth in savings" provisions, and the requirement that a depository institution give 90 days' notice to customers and regulatory authorities before closing any branch.

     Under other regulations promulgated under FDICIA a bank cannot accept brokered deposits (deposits obtained through a person engaged in the business of placing deposits with insured depository institutions or with interest rates significantly higher than prevailing market rates) unless (i) it is "well capitalized" or (ii) it is "adequately capitalized" and receives a waiver from the FDIC. A bank is defined to be well capitalized if it maintains a leverage ratio of at least 5%, a ratio of Tier 1 capital to risk-adjusted assets of at least 6%, and a ratio of total capital to risk-adjusted assets of at least 10%, and is not otherwise in a "troubled condition" as specified by its appropriate federal regulatory agency. A bank is defined to be "adequately capitalized" if it meets all of the minimum capital requirements. A bank that cannot receive brokered deposits also cannot offer "pass-through" insurance on certain employee benefit accounts, unless it provides certain notices to affected depositors. In addition, a bank that is "adequately capitalized" and has not received a waiver from the FDIC may not pay an interest rate on any deposits in excess of 75 basis points over certain prevailing market rates. There are no such restrictions on a bank that is "well capitalized." As of September 30, 1993, all of Norwest's banking subsidiaries were well capitalized and therefore were not subject to these restrictions.

FDIC Insurance

     Effective January 1, 1993, the deposit insurance assessment rate for the Bank Insurance Fund ("BIF") and the Savings Association Insurance Fund ("SAIF") increased as part of the adoption by the FDIC of a transitional risk-based assessment system. In June 1993, the FDIC published final regulations making the transitional system permanent effective January 1, 1994, but left open the possibility that it may consider expanding the range between the highest and lowest assessment rates at a later date. An institution's risk category is based upon whether the institution is well capitalized, adequately capitalized, or less than adequately capitalized. Each insured depository institution is also to be assigned to one of the following "supervisory subgroups": Subgroup A, B, or C. Subgroup A institutions are financially sound institutions with few minor weaknesses; Subgroup B institutions are institutions that demonstrate weaknesses which, if not corrected, could result in significant deterioration; and Subgroup C institutions are institutions for which there is a substantial probability that the FDIC will suffer a loss in connection with the institution unless effective action is taken to correct the areas of weakness. Based on its capital and supervisory subgroups, each BIF and SAIF member institutions will be assigned an annual FDIC assessment rate varying from 0.23% per annum (for well capitalized Subgroup A institutions) to 0.31% (for undercapitalized Subgroup C institutions). Adequately capitalized institutions will be assigned assessment rates varying from 0.26% to 0.30%. Norwest incurred $62.5 million of FDIC insurance expense in 1992. Because of decreases in the reserves of the BIF and SAIF due to the increased number of bank failures in recent years, it is possible the BIF and SAIF premiums will be further increased and it is possible that there may be a special assessment. Any such further increase or special assessment would also decrease net income, and a special assessment could have a material adverse effect on the results of operations of Norwest.

                     MANAGEMENT AND ADDITIONAL INFORMATION


     Certain information relating to the executive compensation, voting securities and the principal holders thereof, certain relationships and related transactions, and other related matters concerning Norwest is included or incorporated by reference in Norwest's Annual Report on Form 10-K for the year ended December 31, 1992, as amended by Amendment No. 1 on Form 8 filed on March 3, 1993, which are incorporated in this Proxy Statement-Prospectus by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." Stockholders of Community desiring copies of such documents may contact Norwest at its address or phone number indicated under "AVAILABLE INFORMATION" above.

                                    EXPERTS

     The consolidated financial statements of Norwest Corporation and subsidiaries as of December 31, 1992, and 1991, and for each of the years in the three-year period ended December 31, 1992, incorporated by reference herein, have been incorporated herein in reliance upon the report of KPMG Peat Marwick, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Community Credit Co. and subsidiaries as of December 31, 1992 and 1991, and for each of the years in the three-year period ended December 31, 1992 included herein, have been included herein in reliance upon the report of KPMG Peat Marwick, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL OPINIONS

     A legal opinion to the effect that the shares of Norwest Common Stock offered hereby, when issued in accordance with the Merger Agreement, will be validly issued and fully paid and nonassessable, has been rendered by Stanley S. Stroup, Executive Vice President and General Counsel of Norwest. As of September 30, 1993, Mr. Stroup beneficially owned 102,250 shares of Norwest Common Stock and had options to acquire 215,931 additional shares.

                       CONSOLIDATED FINANCIAL STATEMENTS
                    OF COMMUNITY CREDIT CO. AND SUBSIDIARIES

                                     INDEX



                                                                     Page
                                                                     ----

INDEPENDENT AUDITORS' REPORT                                          F-2

CONSOLIDATED BALANCE SHEETS
  December 31, 1992 and 1991                                          F-3

CONSOLIDATED STATEMENTS OF EARNINGS
  Years ended December 31, 1992, 1991 and 1990                        F-5

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
  Years ended December 31, 1992, 1991 and 1990                        F-6

CONSOLIDATED STATEMENTS OF CASH FLOWS
  Years ended December 31, 1992, 1991 and 1990                        F-7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  December 31, 1992, 1991 and 1990                                    F-8

CONSOLIDATING SCHEDULE - BALANCE SHEET INFORMATION
  December 31, 1992                                                   F-18

CONSOLIDATING SCHEDULE - EARNINGS
  Year ended December 31, 1992                                        F-20

CONSOLIDATED BALANCE SHEETS
  (unaudited) September 30, 1993 and December 31, 1992                F-21

CONSOLIDATED STATEMENTS OF EARNINGS
  (unaudited) for the three months ended
  September 30, 1993 and 1992, and the nine
  months ended September 30, 1993 and 1992                            F-23

CONSOLIDATED STATEMENTS OF CASH FLOWS
  (unaudited) for the nine months ended
  September 30, 1993 and 1992                                         F-24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (unaudited)                                                         F-25

KPMG Peat Marwick
Certified Public Accountants

4200 Norwest Center
90 South Seventh Street
Minneapolis, MN  55402



                          Independent Auditors' Report



The Board of Directors
Community Credit Co.:


We have audited the accompanying consolidated balance sheets of Community Credit Co. and subsidiaries as of December 31, 1992 and 1991, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1992. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Credit Co. and subsidiaries at December 31, 1992 and 1991, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1992, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The consolidating information (Schedules 1 and 2) is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position and results of operations of the individual companies. The consolidating information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.


KPMG Peat Marwick

January 22, 1993

                     COMMUNITY CREDIT CO. AND SUBSIDIARIES

                          Consolidated Balance Sheets

                           December 31, 1992 and 1991





                  Assets                                       1992                1991
                                                               ----                ----
Cash and cash equivalents                                  $  3,455,381           3,065,189
Investment securities (note 2)                               23,978,990          23,040,739
Finance receivables (note 3):
   Direct installment loans                                 105,743,209         100,451,354
   Retail installment contracts:
      Motor vehicle                                          44,676,565          33,699,530
      Consumer                                                5,259,926           1,951,757
                                                           ------------        ------------
         Total retail installment contracts                  49,936,491          35,651,287
                                                           ------------        ------------
         Total finance receivables                          155,679,700         136,102,641
                                                           ------------        ------------
   Deductions:
      Deferred finance income                                36,583,747          32,300,683
      Allowance for credit losses                             3,113,594           2,722,053
                                                           ------------        ------------
         Total deductions                                    39,697,341          35,022,736
                                                           ------------        ------------
         Finance receivables-net                            115,982,359         101,079,905

Fixed assets used in operations-at cost, less
   allowance for depreciation of $946,356 and
   $879,109 for 1992 and 1991, respectively                     633,433             524,806
Deferred income tax benefits                                  1,525,851           1,375,910
Other assets                                                    963,889             818,843



                                                           ------------        ------------
                                                           $146,539,903         129,905,392
                                                           ============        ============

                                                                                (continued)

See accompanying notes to consolidated financial statements.

                     COMMUNITY CREDIT CO. AND SUBSIDIARIES

                          Consolidated Balance Sheets

                           December 31, 1992 and 1991




      Liabilities and Shareholders' Equity                     1992                1991
                                                           ------------        ------------
Liabilities:

   Short-term notes payable (note 5)                       $ 30,390,438          35,400,675
   Accounts payable and accrued expenses                      1,994,994           1,631,673
   Dividends payable                                          2,303,100           1,995,435
   Income taxes payable                                         242,480              37,535
   Dealers' reserves                                          1,681,393           1,172,614
   Insurance loss and mortality reserves                        957,633           1,043,433
   Unearned insurance premiums                                  570,090             577,355
   Unearned insurance commissions                               419,385             381,553
   Long-term debt (note 6)                                   74,450,000          57,700,000
   Deferred compensation                                        360,000             360,000
                                                           ------------        ------------
         Total liabilities                                  113,369,513         100,300,273
                                                           ------------        ------------

Shareholder's equity:
   Common stock, par value $1.00.  Authorized
      8,000,000 shares; issued and outstanding                3,070,800           3,069,900
      3,070,800 and 3,069,900 shares for 1992
      and 1991, respectively
   Additional paid-in capital                                   353,580             346,515
   Retained earnings (note 6)                                29,746,010          26,188,704
                                                           ------------        ------------
         Total shareholders' equity                          33,170,390          29,605,119


Commitments (note 8)

                                                           ------------        ------------
                                                           $146,539,903         129,905,392
                                                           ============        ============

See accompanying notes to consolidated financial statements.

                     COMMUNITY CREDIT CO. AND SUBSIDIARIES

                      Consolidated Statements of Earnings

                  Years ended December 31, 1992, 1991 and 1990



                                                   1992              1991              1990
                                                -----------       -----------       -----------
Revenue:
   Interest and fees                            $23,975,367        22,571,750        22,130,556
   Insurance premiums                             2,409,665         2,291,003         2,494,150
   Investment                                     2,141,152         1,989,165         1,829,360
   Other income                                     219,452           190,755           189,532
                                                -----------       -----------       -----------
            Total revenue                        28,745,636        27,042,673        26,643,598
                                                -----------       -----------       -----------


Operating expenses:
   Interest                                       7,426,515         7,726,739         8,416,418
   Provision for credit losses (note 3)           1,948,600         2,090,438         2,314,090
   Incurred claims and changes in
      mortality reserves                            752,724           685,350           946,949
   Salaries and employee benefits (note 4)        6,744,106         6,541,742         6,165,421
   Occupancy expense                                780,430           769,858           729,047
   Telephone expense                                336,001           335,434           329,744
   Other operating expenses                       2,245,850         2,061,491         1,915,497
                                                -----------       -----------       -----------
            Total operating expenses             20,234,226        20,211,052        20,817,166
                                                -----------       -----------       -----------

Earnings before income taxes                      8,511,410         6,831,621         5,826,432

Income taxes (note 7)                             2,651,004         2,048,593         1,663,954
                                                -----------       -----------       -----------


Net earnings                                    $ 5,860,406         4,783,028         4,162,478
                                                ===========       ===========       ===========

Net earnings per share                          $      1.91       $      1.56       $      1.36
                                                ===========       ===========       ===========


See accompanying notes to consolidated financial statements

                     COMMUNITY CREDIT CO. AND SUBSIDIARIES

                Consolidated Statements of Shareholders' Equity

                  Years ended December 31, 1992, 1991 and 1990


                                                            Additional                 Total
                                                              paid-in    Retained   shareholders'
                                    Shares        Amount      capital    earnings      equity
                                  ----------    ----------   --------   ----------   ----------
Balance, December 31, 1989         3,069,600   $ 3,069,600    344,160   20,927,078   24,340,838

Shares issued                            300           300      2,355            0        2,655
Net earnings                               0             0          0    4,162,478    4,162,478
Cash dividend ($.55 per share)             0             0          0   (1,688,445)  (1,688,445)
                                  ----------    ----------   --------   ----------   ----------

Balance, December 31, 1990         3,069,900     3,069,900    346,515   23,401,111   26,817,526

Net earnings                               0             0          0    4,783,028    4,783,028
Cash dividend ($.65 per share)             0             0          0   (1,995,435)  (1,995,435)
                                  ----------    ----------   --------   ----------   ----------

Balance December 31, 1991          3,069,900     3,069,900    346,515   26,188,704   29,605,119

Shares issued                            900           900      7,065            0        7,965
Net earnings                               0             0          0    5,860,406    5,860,406
Cash dividend ($.75 per share)             0             0          0   (2,303,100)  (2,303,100)
                                  ----------    ----------   --------   ----------   ----------

Balance, December 31, 1992         3,070,800   $ 3,070,800    353,580   29,746,010   33,170,390
                                  ==========    ==========   ========   ==========   ==========




See accompanying notes to consolidated financial statements

                     COMMUNITY CREDIT CO. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows

                  Years ended December 31, 1992, 1991 and 1990


                                                                1992           1991           1990
                                                             ------------   ------------   ------------
Net earnings                                               $   5,860,406      4,783,028      4,162,478
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
    Depreciation expense                                         244,765        223,406        271,211
    Provision for credit losses                                1,948,600      2,090,438      2,314,090
    Gain on sale of fixed assets                                (157,642)      (123,036)      (106,075)
    (Increase) decrease in deferred income tax benefits         (149,942)        55,983       (139,998)
    (Increase) decrease in other assets                         (145,046)        (2,745)       324,977
    Increase (decrease) in accounts payable and
      accrued expenses                                           363,321        189,561       (205,203)
    Increase (decrease) in income taxes payable                  204,945         55,681        (43,000)
    Increase in dealer reserves                                  508,779        295,264        279,038
    Decrease in unearned insurance
      premiums, loss reserves and unearned
      insurance commissions                                      (55,233)      (252,016)      (154,843)
    Other, net                                                   (21,177)        20,000       (129,488)
                                                             ------------   ------------   ------------
         Net cash provided by operating activities             8,601,776      7,335,564      6,573,187
                                                             ------------   ------------   ------------

Cash flows from investing activities:
  Proceeds from maturity of investment securities              1,444,991      1,464,917        415,000
  Purchase of investment securities                           (2,362,064)    (3,815,058)    (2,113,125)
  Principal payments received on finance receivables          75,215,429     67,060,518     68,522,532
  Disbursements for finance receivables                      (92,066,483)   (71,061,527)   (72,525,033)
  Proceeds from sale of fixed assets                             645,643        570,634        481,981
  Purchase of fixed assets                                      (841,393)      (607,473)      (621,073)
                                                             ------------   ------------   ------------
         Net cash used in investing activities               (17,963,877)    (6,387,989)    (5,839,718)
                                                             ------------   ------------   ------------

Cash flows from financing activities:
  Net (decrease) increase in short-term notes payable         (5,010,237)     1,622,907      4,915,294
  Proceeds from issuance of long-term debt                    22,000,000     10,000,000              0
  Retirement of long-term debt                                (5,250,000)    (9,500,000)    (3,650,000)
  Proceeds from issuance of shares                                 7,965              0          2,655
  Dividends paid                                              (1,995,435)    (1,688,445)    (1,534,800)
                                                             ------------   ------------   ------------
         Net cash provided (used) by financing
           activities                                          9,752,293        434,462       (266,851)
                                                             ------------   ------------   ------------

Net increase in cash and cash equivalents                        390,192      1,382,037        466,618
Cash and cash equivalents, beginning of year                   3,065,189      1,683,152      1,216,534
                                                             ------------   ------------   ------------

Cash and cash equivalents, end of year                     $   3,455,381      3,065,189      1,683,152
                                                             ============   ============   ============

Supplemental disclosures of cash flow information:
  Interest Paid                                            $   7,287,651      7,642,622      8,546,293
                                                             ============   ============   ============

  Income taxes paid                                        $   2,596,000      1,936,929      1,846,952
                                                             ============   ============   ============


See accompanying notes to consolidated financial statements.

                     COMMUNITY CREDIT CO. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 1992, 1991 and 1990



(1)  Summary of Significant Accounting Policies

     Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of Community Credit Co. (the Company) and its four wholly owned subsidiary companies, Community Credit Plan, Inc. and Community Credit Co. of Illinois (finance subsidiaries), Scott Life Insurance Company (Scott
       Life) (a life insurance subsidiary) and Community Casualty Co. (a captive casualty insurance subsidiary). All significant intercompany balances and transactions have been eliminated in consolidation.

     Finance Income

     The Company recognizes income from precomputed finance charges using primarily the actuarial (interest) method.

     Insurance Premiums

     Credit life insurance premiums are credited to income by Scott Life on a sum-of-the-years- digits method. Disability insurance premiums are credited to income as ceded.

     Premiums on five-year term policies and security interest nonfiling insurance are taken into income on an as-written basis.

     Allowance for Credit Losses

     The Company maintains an allowance for credit losses sufficient to cover management's estimate of losses that will be incurred in collection of receivables. The unpaid balances of all retail installment contracts and direct installment loans are charged off against the allowance for losses when installments are more than 120 days past due on the basis of original contract terms. Any balance remaining after the collateral is sold is immediately charged off against the allowance.

     Investment Securities

     Investments owned by the Company's insurance subsidiaries are carried at amortized cost, as management has the ability and intent to hold their investments to maturity.

     Depreciation and Amortization

     The Company depreciates the cost of assets over their estimated useful lives. Furniture and office equipment are depreciated primarily over a period of five to seven years using an accelerated method and automobiles are depreciated over a period of three to five years also using an accelerated method. Leasehold improvements are amortized using a straight-line method over their estimated useful lives.

                     COMMUNITY CREDIT CO. AND SUBSIDIARIES


     Income Taxes

     The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 96 which was adopted by the Company effective January 1, 1987.

     The Company follows the generally accepted practice of recognizing the income tax effects of transactions in the year in which they enter into the determination of net earnings, regardless of when they are recognized for income tax purposes. Accordingly, income tax expense includes charges and credits for deferred income taxes and the accumulated deferred income tax benefits are reflected in the accompanying consolidated balance sheets.

     Cash and Cash Equivalents

     Cash and cash equivalents consist of cash on deposit at financial institutions and commercial paper.

(2)  Investment Securities

     Investment securities consist of the following at December 31:

                                                1992                                  1991
                         -------------------------------------------------  -------------------------
                                        Gross       Gross
                          Amortized   unrealized  unrealized  Approximate    Amortized   Approximate
                            cost        gains       losses    market value     cost      market value
                         -----------  ----------  ----------  ------------  -----------  ------------
Bonds and notes:
  U.S. government
    and governmen-
    tal agencies and
    authorities         $ 15,447,345   1,551,412           0   16,998,757    14,989,336   16,728,381
  States, municipali-
    ties and political
    subdivisions           1,995,000      57,122           0    2,052,122     2,195,000    2,267,430
  Industrial devel-
    opment and
    revenue                2,940,401     195,159     173,260    2,962,300     3,393,433    3,433,212
  Corporate bonds          1,740,994     140,698           0    1,881,692     1,240,970    1,305,033
                         -----------  ----------  ----------  ------------  -----------  ------------
       Total bonds
         and notes        22,123,740   1,944,391     173,260   23,894,871    21,818,739   23,734,056

Preferred stock            1,855,250      75,000       2,500    1,927,750     1,222,000    1,335,250
                         -----------  ----------  ----------  ------------  -----------  ------------

                        $ 23,978,990   2,019,391     175,760   25,822,621    23,040,739   25,069,306
                         ===========  ==========  ==========  ============  ===========  ============


                                                                     (Continued)

                     COMMUNITY CREDIT CO. AND SUBSIDIARIES


     The amortized cost and approximate market value of bonds and notes at December 31, 1992, by contractual maturity, is shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                              Amortized     Approximate
                                                                cost        market value
                                                            ------------   ------------
         Due in one year or less                            $    950,002        964,557
         Due after one year through five years                 6,588,409      7,094,745
         Due after five years through ten years               10,831,935     11,663,590
         Due after ten years                                   3,753,394      4,171,979
                                                            ------------   ------------

                                                            $ 22,123,740     23,894,871
                                                            ============   ============

     Scott Life maintains a minimum of $500,000 of investments on deposit in Arizona as required by statute for the protection of policyholders.

(3)  Finance Receivables

     Contractual maturities of direct installment loans and retail installment contracts at December 31, 1992 were as follows:

                                                      Retail
                Direct installment loans       installment contracts                Total
                ------------------------     ------------------------     ------------------------
                                 Percent                      Percent                      Percent
Maturity           Amount       of total        Amount       of total        Amount       of total
- --------        ------------------------     ------------------------     ------------------------
Past due       $    194,191          .18%   $     68,582          .14%   $    262,773          .17%
1 to 6
  months         22,899,322        21.66      11,264,830        22.56      34,164,152        21.95
7 to 9
  months         10,382,022         9.82       4,880,071         9.77      15,262,093         9.80
10 to 12
  months          9,819,928         9.29       4,657,669         9.33      14,477,597         9.30
                ------------------------     ------------------------     ------------------------
Total-1993       43,295,463        40.95      20,871,152        41.80      64,166,615        41.22
                ------------------------     ------------------------     ------------------------

13 to 15
  months          9,088,288         8.59       4,327,498         8.67      13,415,786         8.62
16 to 18
  months          8,252,184         7.80       3,989,816         7.99      12,242,000         7.86
19 to 24
  months         13,344,154        12.62       6,822,523        13.66      20,166,677        12.95
                ------------------------     ------------------------     ------------------------
Total-1994       30,684,626        29.01      15,139,837        30.32      45,824,463        29.43
                ------------------------     ------------------------     ------------------------

1995             15,099,551        14.28       8,983,074        17.98      24,082,625        15.47
1996              5,157,674         4.88       3,889,565         7.79       9,047,239         5.81
1997              3,225,966         3.05       1,039,789         2.08       4,265,755         2.74
1998 and
  thereafter      8,279,929         7.83          13,074          .03       8,293,003         5.33
                ------------------------     ------------------------     ------------------------

               $105,743,209       100.00%   $ 49,936,491       100.00%   $155,679,700       100.00%
                ========================     ========================     ========================

                                                                     (Continued)
                                      F-10

                     COMMUNITY CREDIT CO. AND SUBSIDIARIES


     Experience of the Company has shown that a substantial portion of the finance receivables will be renewed prior to contractual maturity dates. Accordingly, the foregoing tabulation is not to be regarded as a forecast of future cash collections.

     The following provides an analysis of the allowance for credit losses:



                                                             Year ended December 31
                                                    ---------------------------------------
                                                       1992          1991          1990
                                                    -----------   -----------   -----------
       Allowance for credit losses at
         beginning of year                         $ 2,722,053     2,691,423     2,613,828
       Provision for credit losses                   1,948,600     2,090,438     2,314,090
       Charge-offs                                  (2,302,102)   (2,689,271)   (2,712,545)
       Recoveries                                      745,043       629,463       476,050
                                                    -----------   -----------   -----------
       Net charge-offs                              (1,557,059)   (2,059,808)   (2,236,495)
                                                    -----------   -----------   -----------

       Allowance for credit losses at
         end of year                               $ 3,113,594     2,722,053     2,691,423
                                                    ===========   ===========   ===========

     Direct installment loans are secured primarily by first liens on automobiles and second mortgages on single-family homes. At December 31, 1992 and 1991 approximately $27,200,000 and $25,600,000 of direct installment loans were secured by real estate, respectively. Retail motor vehicle receivables purchased from dealers are secured by first liens on automobiles. Retail consumer receivables purchased from dealers are secured by consumer goods. The Company's policy is to consider repossession or the initiation of foreclosure proceedings on an individual customer basis.

     The Company is licensed to transact business in Minnesota, Wisconsin and Illinois. Although the Company's portfolio is primarily secured by automobiles and/or single-family homes, local economic conditions could affect the customer's ability to honor their loan contract.

(4)  Employee Benefit Plans

     The Company maintains a profit sharing trust covering substantially all full-time employees who have reached age 20-1/2 years and who have satisfied minimum continuous employment requirements on the plan anniversary date. Under terms of the plan, as amended, when after tax earnings equal or exceed $3,000,000, the Company contributes 5% of participants' aggregate annual compensation, as defined, or a larger amount as determined by the board of directors, not to exceed the maximum contribution deductible under the Internal Revenue Code. Total Company contributions to the profit sharing trust amounted to $218,717, $209,378 and $175,866 for 1992, 1991 and 1990, respectively.


                                                                     (Continued)

                     COMMUNITY CREDIT CO. AND SUBSIDIARIES


     The Company also has a noncontributory defined benefit pension plan for employees who have attained the age of 20-1/2 years and have satisfied minimum continuous employment requirements on the plan anniversary date. Under terms of the plan, the Company makes contributions in amounts determined by an actuary. Pension costs are funded as accrued by payment to a trust established for the plan. The Company's contributions to the plan were $156,000, $132,000 and $114,844 for 1992, 1991 and 1990, respectively. Total pension expense for this plan amounted to $83,283, $100,015 and $76,101 for 1992, 1991 and 1990,
       respectively.

     The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheet at December 31:

                                                                        1992           1991
                                                                    ------------    -----------
         Actuarial present value of benefit obligations:
           Vested                                                  $ (2,137,756)    (1,944,044)
           Nonvested                                                    (15,289)        (9,443)
                                                                    ------------    -----------

                   Accumulated benefit obligation                    (2,153,045)    (1,953,487)
                                                                    ============    ===========

         Projected benefit obligation for service rendered
           to date                                                   (2,621,634)    (2,378,640)
         Plan assets at fair value, primarily U.S.
           Treasury notes                                             2,924,293      2,721,867
                                                                    ------------    -----------
         Plan assets in excess of projected benefit
           obligation                                                   302,659        343,227
         Unrecognized net gain from past experience
           different from that assumed and effects of
           changes in assumptions                                       (35,458)      (140,281)
         Unrecognized net transition obligation                         (91,979)      (100,341)
                                                                    ------------    -----------

                   Prepaid pension cost                            $    175,222        102,605
                                                                    ============    ===========

                                                          1992           1991           1990
                                                        ---------      ---------      ---------
         Net periodic pension cost for the year
           ended December 31 included in the
           following components:
             Service cost-benefits earned              $ 115,836        119,652        100,011
               during the year
             Interest cost on projected benefit
               obligation                                189,242        169,574        151,709
             Actual return on plan assets               (194,269)      (365,649)      (192,922)
             Net amortization and deferral               (27,526)       176,438         17,303
                                                        ---------      ---------      ---------

                   Net periodic pension cost              83,283        100,015         76,101
                                                        =========      =========      =========

     For 1992 and 1991 the weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 8% and 5.5%, respectively. The expected long-term rate of return on assets was 8%.


                                                                     (Continued)

                     COMMUNITY CREDIT CO. AND SUBSIDIARIES


(5)  Short-term Notes Payable (Unsecured) and Bank Lines of Credit

     The majority of the Company's lines of credit require the Company to pay commitment fees of one quarter of 1% on the amount of the line of credit. Aggregate lines of credit were $51,000,000 and $50,000,000 at December 31, 1992 and 1991, respectively. There were no outstanding borrowings under line-of-credit agreements at December 31, 1992 or 1991. The line of credit agreements expire at various dates; however, the arrangements may be withdrawn at any time at the option of each bank.

     The following summarizes information regarding short-term borrowings:

                                             Weighted                               Weighted
                                              average     Maximum       Average      average
                                             interest      amount        amount     interest
                                               rate     outstanding   outstanding     rate
                                Balance at    at end      during         during      during
                               end of year    of year    the year       the year    the year
                               -----------   ---------  ----------    ------------  --------
Year ended December 31, 1992:
  Bank loans                  $          0     0.00%   $  5,450,000       372,699     4.87%
  Commercial paper              30,390,438     3.85      40,081,039    36,867,868     4.27

Year ended December 31, 1991:
  Bank loans                             0     0.00       5,000,000       794,041     7.37
  Commercial paper              35,400,675     5.05      44,955,933    36,128,263     6.57

Year ended December 31, 1990:
  Bank loans                     1,275,000     8.88       3,650,000       683,466     9.27
  Commercial paper              32,502,768     8.23      36,104,615    31,847,227     8.66

(6)  Long-term Debt

     A summary of unsecured long-term debt at December 31 follows:

                                                                   1992            1991
                                                                -----------     -----------
       Senior notes-9.50%:
         $3,300,000 principal, due July 15, 1997;
         $3,300,000 principal, due July 15, 1998;
         $3,400,000 principal, due July 15, 1999               $ 10,000,000      10,000,000

       Senior notes-9.75%, due July 5, 1993                       5,000,000       5,000,000

       Senior notes-8.60%:
         $1,400,000 principal, due May 15, 1992;
         $1,400,000 principal, due May 15, 1993;
         $1,400,000 principal, due May 15, 1994;
         $1,400,000 principal, due May 15, 1995;
         $1,400,000 principal, due May 15, 1996                $  5,600,000       7,000,000


                                                                     (Continued)
                                      F-13

                     COMMUNITY CREDIT CO. AND SUBSIDIARIES


                                                                   1992            1991
                                                                -----------     -----------
       Senior notes-8.85%:
         $2,000,000 principal, due June 15, 1992;
         $2,000,000 principal, due June 15, 1993;
         $2,000,000 principal, due June 15, 1994;
         $2,000,000 principal, due June 15, 1995;
         $2,000,000 principal, due June 15, 1996               $  8,000,000      10,000,000

       Senior notes-8.95%:
         $1,200,000 principal, due July 1, 1992;
         $1,200,000 principal, due July 1, 1993;
         $1,200,000 principal, due July 1, 1994;
         $1,200,000 principal, due July 1, 1995;
         $1,200,000 principal, due July 1, 1996;
         $1,000,000 principal, due July 1, 1997                   5,800,000       7,000,000

       Senior notes-9.00%:
         $2,000,000 principal, due May 15, 1993;
         $2,000,000 principal, due May 15, 1994;
         $2,000,000 principal, due May 15, 1995;
         $2,000,000 principal, due May 15, 1996;
         $2,000,000 principal, due May 15, 1997                  10,000,000      10,000,000

       Senior notes-8.56%:
         $1,666,667 principal, due May 1, 1997;
         $1,666,667 principal, due May 1, 1998;
         $1,666,667 principal, due May 1, 1999;
         $1,666,667 principal, due May 1, 2000;
         $1,666,667 principal, due May 1, 2001;
         $1,666,665 principal, due May 1, 2002                   10,000,000               0

       Senior notes-6.99%:
         $1,800,000 principal, due December 1, 1995;
         $3,200,000 principal, due December 1, 1996;
         $2,400,000 principal, due December 1, 1997;
         $2,400,000 principal, due December 1, 1998;
         $2,200,000 principal, due December 1, 1999              12,000,000               0

       Senior subordinated notes-10.13%:
         $650,000 principal, due July 1, 1992;
         $650,000 principal, due July 1, 1993;
         $650,000 principal, due July 1, 1994;
         $650,000 principal, due July 1, 1995;
         $550,000 principal, due July 1, 1996;
         $550,000 principal, due July 1, 1997                     3,050,000       3,700,000


                                                                     (Continued)

                     COMMUNITY CREDIT CO. AND SUBSIDIARIES


                                                                   1992            1991
                                                                -----------     -----------
       Junior subordinated notes-9.90%:
         $1,000,000 principal, due May 1, 1993;
         $2,000,000 principal, due May 1, 1994;
         $2,000,000 principal, due May 1, 1995                 $  5,000,000       5,000,000
                                                                -----------     -----------

                                                               $ 74,450,000      57,700,000
                                                                ===========     ===========

     The aggregate annual maturities of long-term debt for the five years subsequent to December 31, 1992 are:

         Years ending                                       Subordinated
         December 31                    Senior notes            notes              Total
         ------------                   ------------        ------------        ------------
         1993                          $ 11,600,000           1,650,000          13,250,000
         1994                             6,600,000           2,650,000           9,250,000
         1995                             8,400,000           2,650,000          11,050,000
         1996                             9,800,000             550,000          10,350,000
         1997                            10,366,667             550,000          10,916,667
         Thereafter                      19,633,333                   0          19,633,333
                                        ------------        ------------        ------------

                                       $ 66,400,000           8,050,000          74,450,000
                                        ============        ============        ============

     The agreements applicable to the senior notes and subordinated notes payable contain various restrictive provisions. Under the most restrictive of such provisions, approximately $4,550,000 of consolidated retained earnings was unrestricted on December 31, 1992 as to payments of cash dividends or the purchase of the Company's capital stock.

(7)  Income Taxes

     The components of income tax expense are as follows:

                                               1992               1991               1990
                                           -----------        -----------        -----------
       Current:
         Federal                          $ 2,256,980          1,585,869          1,449,141
         State                                543,966            406,741            354,811
                                           -----------        -----------        -----------
              Total current                 2,800,946          1,992,610          1,803,952
       Deferred                              (149,942)            55,983           (139,998)
                                           -----------        -----------        -----------

                                          $ 2,651,004          2,048,593          1,663,954
                                           ===========        ===========        ===========



                                                                     (Continued)

                     COMMUNITY CREDIT CO. AND SUBSIDIARIES


     The actual tax expense for 1992, 1991 and 1990 differs from the "expected" tax expense for those years (computed by applying the U.S. federal corporate tax rate to earnings before income taxes) as follows:

                                                                1992      1991      1990
                                                                -----     -----     -----
         Expected federal income tax rate                       34.0%     34.0%     34.0%
         State income taxes, net of federal income tax
           benefit                                               4.2       3.5       3.6
         Tax exempt municipal bond income                       (1.6)     (2.4)     (3.2)
         Special deduction available to life insurance
           companies                                            (5.8)     (6.6)     (6.6)
         Other, net                                               .3       1.5        .8
                                                                -----     -----     -----
                                                                31.1%     30.0%     28.6%
                                                                =====     =====     =====

     The deferred income tax benefits included in the balance sheet primarily relate to differences in tax accounting treatments for allowance for credit losses, deferred compensation and unearned insurance premiums and commissions.

     Under provisions of the Internal Revenue Code, part of Scott Life's annual underwriting profits for taxable years ended prior to January 1, 1984 are segregated for income tax purposes in an account designated "policyholders' surplus" on which the payment of income tax is deferred. The Deficit Reduction Act of 1984 froze the amount of the policyholders' surplus account as of December 31, 1983 and allows no subsequent additions to the account. In the event certain limitations provided in the Internal Revenue Code are exceeded or the policyholders' surplus account is distributed to the Company, federal income taxes would become payable. Neither such distribution nor significant reductions in policyholders' surplus is contemplated by the Company. The balance in the policyholders' surplus account is approximately $1,041,000 at December 31, 1992.

     In February 1992 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, (SFAS No. 109). SFAS No. 109 is effective for years beginning after December 15, 1992. The Company plans to apply the provisions of SFAS No. 109 during 1993 without restating prior years' financial statements. The adoption of SFAS No. 109 is expected to have a favorable impact on 1993 net earnings and will be reported separately as a cumulative effect of the change in the method of accounting for income taxes in the 1993 consolidated statement of earnings.




                                                                     (Continued)

                     COMMUNITY CREDIT CO. AND SUBSIDIARIES


(8)  Commitments

     At December 31, 1992 the Company and its subsidiaries were lessees of office space under operating leases expiring through 1997. Minimum annual rentals relating to such leases are as follows:

         Years ending
         December 31
         ------------
         1993                                                                      $ 576,960
         1994                                                                        439,032
         1995                                                                        439,742
         1996                                                                        213,925
         1997                                                                        139,446

     Rental expense on leases for the years ended December 31, 1992, 1991 and 1990 amounted to $692,639, $673,519 and $639,030, respectively, including amounts paid for real estate taxes and other lease costs.

(9)  Stock Options

     During 1992, 1988 and 1987 the board of directors granted options to certain officers to buy shares of common stock under a nonqualified stock option plan. At December 31, 1992 a total of 28,000 options were outstanding and exercisable at an average exercise price of $11.46 per share. All the options will expire within ten years of the date of grant. During 1992, 1991 and 1990, 900, 0 and 300 options, respectively, were exercised at $8.85 per share.

                                                                      Schedule 1

                     COMMUNITY CREDIT CO. AND SUBSIDIARIES

                Consolidating Schedule-Balance Sheet Information

                               December 31, 1992


                                      Community
                                      Credit Co.     Scott Life
                                     and finance      Insurance    Community
           Assets                    subsidiaries      Company    Casualty Co.  Eliminations   Consolidated
                                     -------------  ------------  ------------  ------------  -------------
Cash and cash equivalents           $     983,702     2,032,527       439,152             0      3,455,381
Investment securities                           0    23,654,685       324,305             0     23,978,990
Finance receivables:
   Direct installment loans           105,743,209             0             0             0    105,743,209
   Retail installment contracts:
     Motor vehicle                     44,676,565             0             0             0     44,676,565
     Consumer                           5,259,926             0             0             0      5,259,926
                                     -------------  ------------  ------------  ------------  -------------
         Total retail installment
           contracts                   49,936,491             0             0             0     49,936,491
                                     -------------  ------------  ------------  ------------  -------------

         Total finance receivables    155,679,700             0             0             0    155,679,700

   Deductions:
     Deferred finance income           36,583,747             0             0             0     36,583,747
     Allowance for credit losses        3,113,594             0             0             0      3,113,594
                                     -------------  ------------  ------------  ------------  -------------
         Total deductions              39,697,341             0             0             0     39,697,341
                                     -------------  ------------  ------------  ------------  -------------

         Finance receivables-net      115,982,359             0             0             0    115,982,359

Fixed assets used in operations-
   at cost, less allowance for
   depreciation                           633,433             0             0             0        633,433
Deferred policy acquisition costs               0       142,523             0      (142,523)             0
Deferred income tax benefits            1,509,176        16,675             0             0      1,525,851
Investment in subsidiaries             25,448,211             0             0   (25,448,211)             0
Other assets                              398,135       559,344        23,663       (17,253)       963,889
                                     -------------  ------------  ------------  ------------  -------------

                                    $ 144,955,016    26,405,754       787,120   (25,607,987)   146,539,903
                                     =============  ============  ============  ============  =============



                                                                     (Continued)

                                                               Schedule 1, Cont.

                     COMMUNITY CREDIT CO. AND SUBSIDIARIES

          Consolidating Schedule-Balance Sheet Information, Continued

                               December 31, 1992




                                      Community
                                      Credit Co.     Scott Life
                                     and finance      Insurance    Community
                                     subsidiaries      Company    Casualty Co.  Eliminations   Consolidated
                                     -------------  ------------  ------------  ------------  -------------
Liabilities and Shareholders' Equity

Liabilities:
   Short-term notes payable         $  30,390,438             0             0             0     30,390,438
   Accounts payable and accrued
     expenses                           1,891,385       120,000           862       (17,253)     1,994,994
   Dividends payable                    2,303,100             0             0             0      2,303,100
   Income taxes payable                   146,402        79,715        16,363             0        242,480
   Dealers' reserves                    1,681,393             0             0             0      1,681,393
   Insurance loss and mortality
     reserves                                   0       894,856        62,777             0        957,633
   Unearned insurance premiums                  0       570,090             0             0        570,090
   Unearned insurance commissions         561,908             0             0      (142,523)       419,385
   Long-term debt                      74,450,000             0             0             0     74,450,000
   Deferred compensation                  360,000             0             0             0        360,000
                                     -------------  ------------  ------------  ------------  -------------
         Total liabilities            111,784,626     1,664,661        80,002      (159,776)   113,369,513
                                     -------------  ------------  ------------  ------------  -------------

Shareholders' equity:
   Common stock                         3,070,800       100,000       100,000      (200,000)     3,070,800
   Additional paid-in capital             353,580             0       150,000      (150,000)       353,580
   Retained earnings                   29,746,010    24,641,093       457,118   (25,098,211)    29,746,010
                                     -------------  ------------  ------------  ------------  -------------
         Total shareholder's equity    33,170,390    24,741,093       707,118   (25,448,211)    33,170,390
                                     -------------  ------------  ------------  ------------  -------------

                                    $ 144,955,016    26,405,754       787,120   (25,607,987)   146,539,903
                                     =============  ============  ============  ============  =============


See accompanying independent auditors' report.

                                                                      Schedule 2

                     COMMUNITY CREDIT CO. AND SUBSIDIARIES

                        Consolidating Schedule-Earnings

                          Year ended December 31, 1992


                                      Community
                                      Credit Co.     Scott Life
                                     and finance      Insurance    Community
                                     subsidiaries      Company    Casualty Co.  Eliminations   Consolidated
                                     -------------  ------------  ------------  ------------  -------------
Revenue:
   Interest and fees                $  23,975,367             0             0             0     23,975,367
   Insurance premiums and
     insurance commissions                569,451     2,263,669       142,463      (565,918)     2,409,665
   Investment and other income            219,452     2,100,628        40,524             0      2,360,604
                                     -------------  ------------  ------------  ------------  -------------
         Total revenue                 24,764,270     4,364,297       182,987      (565,918)    28,745,636
                                     -------------  ------------  ------------  ------------  -------------

Operating expenses:
   Interest                             7,426,515             0             0             0      7,426,515
   Provision for credit losses          1,948,600             0             0             0      1,948,600
   Incurred claims and changes in
     mortality reserves                         0       733,827        18,897             0        752,724
   Insurance commissions                        0       565,918             0      (565,918)             0
   Personnel expenses                   5,949,847             0             0             0      5,949,847
   Other operating expenses             3,913,002       233,812         9,726             0      4,156,540
                                     -------------  ------------  ------------  ------------  -------------
         Total operating expenses      19,237,964     1,533,557        28,623      (565,918)    20,234,226
                                     -------------  ------------  ------------  ------------  -------------

         Earnings before income
           taxes                        5,526,306     2,830,740       154,364             0      8,511,410

Income taxes                            2,281,704       316,854        52,446             0      2,651,004
Equity in earnings of subsidiaries      2,615,804             0             0    (2,615,804)             0
                                     -------------  ------------  ------------  ------------  -------------

         Net earnings               $   5,860,406     2,513,886       101,918    (2,615,804)     5,860,406
                                     =============  ============  ============  ============  =============




See accompanying independent auditors' report.

                     COMMUNITY CREDIT CO. AND SUBSIDIARIES

                    Consolidated Balance Sheets (unaudited)




                                        September 30           December 31
                                        ------------           ------------

      Assets                                1993                   1992
      ------                            ------------           ------------
Cash and cash equivalents               $  3,795,790           $  3,455,381
Investment securities                     25,499,979             23,978,990
Finance receivables:
     Direct loans                        107,149,591            105,743,209
     Retail loans:
          Motor vehicle                   71,089,478             44,676,565
          Consumer                         4,873,484              5,259,926
                                        ------------           ------------

          Total retail                    75,962,962             49,936,491
                                        ------------           ------------

          Total receivables              183,112,553            155,679,700

Deductions:
     Deferred finance income              41,775,561             36,583,747
     Allowance for credit losses           3,662,251              3,113,594
                                        ------------           ------------

          Total deductions                45,437,812             39,697,341
                                        ------------           ------------

          Finance receivables - net      137,674,741            115,982,359

Fixed assets (at cost, less
     allowance for depreciation of
     $912,504  for 1993 and
     $946,356 for 1992                       700,804                633,433
Deferred income tax benefits               1,715,301              1,525,851
Other assets                               1,136,411                963,889
                                        ------------           ------------

          Total assets                  $170,523,026           $146,539,903
                                        ============           ============

                                                                (continued)


                     COMMUNITY CREDIT CO. AND SUBSIDIARIES

                    Consolidated Balance Sheets (Unaudited)





                                        September 30           December 31
                                        ------------           ------------
Liabilities and
- ---------------
  Shareholders' Equity                      1993                   1992
- ----------------------                  ------------           ------------
Liabilities
     Short term notes payable           $ 48,367,096           $ 30,390,438
     Accounts payable and accrued
       expenses                            2,495,335              1,994,994
     Dividends payable                                            2,303,100
     Income taxes payable                    226,849                242,480
     Dealers' reserves                     2,567,493              1,681,393
     Insurance loss and mortality
       reserves                              934,555                957,633
     Unearned insurance premiums             562,740                570,090
     Unearned insurance commissions          408,297                419,385
     Long term debt                       76,200,000             74,450,000
     Deferred compensation                   360,000                360,000
                                        ------------           ------------

          Total liabilities              132,122,365            113,369,513

Shareholders' equity:
     Common stock, par value $1.00.
       Authorized 8,000,000 shares;
       issued and outstanding
       3,089,800 shares and
       3,070,800 shares, respectively      3,089,800              3,070,800
     Additional paid-in capital              554,422                353,580
     Retained earnings                    34,756,439             29,746,010
                                        ------------           ------------

          Total shareholders' equity      38,400,661             33,170,390
                                        ------------           ------------

Total liabilities and equity            $170,523,026           $146,539,903
                                        ============           ============

See accompanying notes to interim financial information.

                     COMMUNITY CREDIT CO. AND SUBSIDIARIES

                Consolidated Statements of Earnings (Unaudited)



                      Three Months Ended September 30,    Nine Months Ended September 30,
                      --------------------------------    -------------------------------

                                1993         1992              1993          1992
                              ----------   ----------       -----------   -----------
Revenue:

     Interest and fees        $6,977,459   $6,088,067       $20,012,137   $17,797,873
     Insurance premiums
       and commissions           626,299      626,068         1,845,986     1,774,476
     Investment and
       other income              644,529      586,852         1,885,814     1,767,925
                              ----------   ----------       -----------   -----------

          Total revenue        8,248,287    7,300,987        23,743,937    21,340,274


Operating expenses:

     Interest                  2,023,533    1,872,887         6,009,979     5,532,550
     Provision for credit
       losses                    579,332      370,666         1,530,792     1,343,823
     Incurred claims and
       changes in mortality
       reserves                  144,364      266,812           569,854       523,178
     Personnel expenses        1,705,577    1,497,327         4,980,989     4,369,562
     Other operating expenses  1,219,401    1,042,722         3,464,205     3,080,351

                              ----------   ----------       -----------   -----------
Total operating expenses       5,672,207    5,050,414        16,555,819    14,849,464
                              ----------   ----------       -----------   -----------

Earnings before income taxes   2,576,080    2,250,573         7,188,118     6,490,810

Income taxes                     783,561      727,704         2,177,690     2,027,411
                              ----------   ----------       -----------   -----------

          Net earnings        $1,792,519   $1,522,869       $ 5,010,428   $ 4,463,399
                              ==========   ==========       ===========   ===========

     Net earnings per share   $     0.58   $     0.50       $      1.63   $      1.45
                              ==========   ==========       ===========   ===========



See accompanying notes to interim financial information.

                     COMMUNITY CREDIT CO. AND SUBSIDIARIES
               Consolidated Statements of Cash Flows (unaudited)


                                                                 Nine Months Ended September 30,
                                                                ----------------------------------
                                                                   1993                   1992
                                                                -----------            -----------
Net earnings                                                    $ 5,010,428            $ 4,463,399
Adjustments to reconcile net earnings
  to net cash provided by operating
  activities:
     Depreciation expense                                           179,142                162,751
     Provision for credit losses                                  1,530,792              1,343,823
     Gain on sale of fixed assets                                  (143,973)              (129,531)
     Change in deferred taxes                                      (189,450)              (137,776)
     Change in other assets                                        (172,522)              (213,835)
     Change in accounts payable and
       accrued expenses                                             500,341                680,590
     Change in income taxes payable                                 (15,631)               174,912
     Change in dealers' reserves                                    886,100                470,299
     Change in unearned insurance
       premiums, loss reserves and
       unearned insurance commissions                               (41,516)               (48,086)
     Other, net                                                     (70,880)               (11,582)
                                                                -----------            -----------

Net cash provided by operating
  activities                                                      7,472,831              6,754,964
                                                                -----------            -----------

Cash flows from investing activities:
     Proceeds from maturity of
       investments                                                3,013,067                785,700
     Purchase of investments                                     (4,505,988)            (1,863,609)
     Principal payments received on
       finance receivables                                       64,742,416             54,903,503
     Disbursements for finance
       receivables                                              (87,965,590)           (68,897,995)
     Proceeds from sale of fixed
       assets                                                       587,185                544,323
     Purchase of fixed assets                                      (634,080)              (683,616)
                                                                -----------            -----------

Net cash used in investing activities                           (24,762,990)           (15,211,694)
                                                                -----------            -----------

Cash flows from financing activities
     Net increase in short term
       notes payable                                             17,976,658              4,548,741
     Proceeds from issuance of long
       term debt                                                 19,000,000             10,000,000
     Retirement of long term debt                               (17,250,000)            (5,250,000)
     Proceeds from issuance of shares                               207,010                      0
     Dividends paid                                              (2,303,100)            (1,995,435)
                                                                -----------            -----------

Net cash provided by financing
  activities                                                     17,630,568              7,303,306
                                                                -----------            -----------

Net decrease in cash and cash
  equivalents                                                       340,409             (1,153,424)
Cash and cash equivalents,
  beginning of year                                               3,455,381              3,065,189
                                                                -----------            -----------

Cash and cash equivalents,
  end of year                                                   $ 3,795,790            $ 1,911,765
                                                                ===========            ===========

Supplemental disclosures of
Cash flows information:
     Interest paid                                              $5,743,720             $ 5,128,621
     Income taxes paid                                          $1,529,500             $ 1,299,000



See accompanying notes to interim financial information.

                     COMMUNITY CREDIT CO. AND SUBSIDIARIES

             Notes to Consolidated Financial Statements (Unaudited)


The accompanying unaudited financial statements and notes have been prepared in accordance with generally accepted accounting principles and the accounting policies set forth in Community Credit Co. and Subsidiaries' 1992 Annual Report and should be read in conjunction with the Notes to Consolidated Financial Statements therein.

1.  Principles of Consolidation.

    The consolidated financial statements include the accounts of Community Credit Co. and its four wholly owned subsidiary companies, Community Credit Plan, Inc. and Community Credit Co. of Illinois (finance subsidiaries), Scott Life Insurance Company (a life insurance subsidiary) and Community Casualty Co. (a casualty insurance subsidiary). All significant intercompany balances and transactions have been eliminated in consolidation.

    The consolidated balance sheet as of September 30, 1993 and the consolidated statements of earnings and cash flows for the three- and nine-month periods ended September 30, 1993 and 1992 are unaudited. However, in the opinion of management, these financial statements include all adjustments, which consist only of normal recurring adjustments, necessary for fair presentation of the financial position of Community Credit Co. and subsidiaries. The results of operations for the unaudited three- and nine-month periods ended September 30, 1993 are not necessarily indicative of the results which may be expected for the entire year 1993.

2.  Dividend Restrictions

    The agreements applicable to the senior notes and subordinated notes payable contain various restrictive provisions. Under the most restrictive of such provisions, approximately $13,585,000 of consolidated retained earnings was unrestricted on September 30, 1993 as to payments of cash dividends or the purchase of the Community Credit Co.'s capital stock.


3.  Change in Method of Accounting for Income Taxes

    In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    Effective January 1, 1993, the Company adopted Statement 109. The cumulative effect of that change in the method of accounting for income taxes was not material.

    The components of income tax expense for the three- and nine-months ended September 30, 1993 are as follows:


                                       Three-months           Nine-months
                                       ------------           -----------
    Current:
      Federal                               660,420             1,893,712
      State                                 165,105               473,428
                                            -------             ---------
        Total current                       825,525             2,367,140
    Deferred                                (41,964)             (189,450)
                                            -------             ---------
    Total income tax expense                783,561             2,177,690
                                            =======             =========

    The tax effects of temporary differences that give rise to the deferred tax assets at September 30, 1993 are as follows:

    Allowance for credit losses                       1,281,708

    Unearned premiums and commissions                   219,427

    Deferred compensation                               145,685

    Other                                                68,481
                                                      ---------

       Deferred tax assets                            1,715,301

    Valuation allowance                                       0
                                                      ---------

       Deferred tax assets, net                       1,715,301
                                                      =========

    The effective tax rate and the components of income tax expense as calculated pursuant to Statement 109 are not expected to be significantly different from amounts reported in prior years.

4.  Subsequent Event

    On November 22, 1993, the Company declared a $1.00 per share dividend aggregating $3,106,800.

                                   APPENDIX A

                      AGREEMENT AND PLAN OF REORGANIZATION
                        AND AGREEMENT AND PLAN OF MERGER

                                   AGREEMENT

                                      AND

                             PLAN OF REORGANIZATION


     AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") entered into as of the 23rd day of November, 1993, by and between Community Credit Co. ("Community"), a Minnesota corporation, and NORWEST CORPORATION ("Norwest"), a Delaware corporation.

     WHEREAS, the parties hereto desire to effect a reorganization whereby a wholly-owned subsidiary of Norwest will merge with and into Community (the "Merger") pursuant to an agreement of merger (the "Merger Agreement") in substantially the form attached hereto as Exhibit A, which provides, among other things, for the conversion and exchange of the shares of Common
Stock of Community of the par value of $1.00 per share ("Community Common Stock") outstanding immediately prior to the time the Merger becomes effective in accordance with the provisions of the Merger Agreement (the "Effective Time of the Merger") into shares of voting Common Stock of Norwest of the par value of $1-2/3 per share ("Norwest Common Stock"),

     NOW, THEREFORE, to effect such reorganization and in consideration of the premises and the mutual covenants and agreements contained herein, the parties hereto do hereby represent, warrant, covenant and agree as follows:


     1.  BASIC PLAN OF REORGANIZATION

     (a) Merger. Subject to the terms and conditions contained herein, a wholly-owned subsidiary of Norwest (the "Merger Co.") will be merged by statutory merger with and into Community pursuant to the Merger Agreement, with Community as the surviving corporation, in which merger each share of Community Common Stock outstanding immediately prior to the Effective Time of the Merger (other than shares as to which statutory dissenters' appraisal rights have been exercised) will be converted into and exchanged for the number of shares of Norwest Common Stock determined by dividing the aggregate number of 3,727,000 shares of Norwest Common Stock by the total number of shares of Community Common Stock outstanding immediately before the Effective Time of Merger.

     (b) Norwest Common Stock Adjustments. If between the date hereof and the Effective Time of the Merger shares of Norwest Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, stock split, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereon shall be declared with a record date within such period, then the number of shares of Norwest Common Stock into which a share of Community Common Stock shall be converted pursuant to subparagraph (a), above, will be appropriately and proportionately adjusted so that the number of such shares of Norwest Common Stock into which a share of Community Common Stock shall be converted will equal the number of shares of Norwest Common Stock which holders of shares of Community Common Stock would have received pursuant to such reclassification, recapitalization, stock split, split-up, combination, exchange of shares or readjustment, or stock dividend had the record date therefor been immediately following the Effective Time of the Merger.

     (c) Fractional Shares. No fractional shares of Norwest Common Stock and no scrip certificates therefor shall be issued to represent any such fractional interest, and any holder thereof shall be paid an amount of cash equal to the product obtained by multiplying the fractional share interest to which such holder is entitled by the average of the closing prices of a share of Norwest Common Stock as reported by the consolidated tape of the New York Stock
Exchange for each of the five (5) trading days immediately preceding the Effective Time of the Merger.

     (d) Mechanics of Closing Merger. Subject to the terms and conditions set forth herein, the Merger Agreement shall be executed and it or Articles of Merger or a Certificate of Merger shall be filed with the Secretary of State of the State of Minnesota ten (10) business days following the satisfaction or waiver of all conditions precedent set forth in Sections 6 and 7 of this Agreement or on such other date as may be agreed to by the parties, but in no event earlier than January 15, 1994 (the "Closing Date"). Each of the parties agrees to use its best efforts to cause the Merger to be completed as soon as practicable after the receipt of final regulatory approval of the Merger and the expiration of all required waiting periods. The time that the filing referred to in the first sentence of this paragraph is made is herein referred to as the "Time of Filing". The day on which such filing is made and accepted, or such other date as may be specified as the effective date in such documents so filed, is herein referred to as the "Effective Date of the Merger". The Effective Time of the Merger shall be 11:59 p.m. Central Standard time on the Effective Date of the Merger. At the Effective Time of the Merger on the Effective Date of the Merger, the separate existence of Merger Co. shall cease and Merger Co. will be merged with and into Community pursuant to the Merger Agreement.

     The closing of the transactions contemplated by this Agreement and the Merger Agreement (the "Closing") shall take place on the Closing Date at the offices of Norwest, Norwest Center, Sixth and Marquette, Minneapolis, Minnesota.


     2. REPRESENTATIONS AND WARRANTIES OF COMMUNITY. Community represents and warrants to Norwest as follows:

     (a) Organization and Authority. Community is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and failure to be so qualified would have a material adverse effect on Community or its subsidiaries and has corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted. Community has furnished Norwest true and correct copies of its articles of incorporation and by-laws, as amended.

     (b) Community's Subsidiaries. Schedule 2(b) sets forth a complete and correct list of all of Community's subsidiaries as of the date hereof

(particularly excluding Great American Investment Company, individually a "Community Subsidiary" and collectively the "Community Subsidiaries"), all shares of the outstanding capital stock of each of which are owned directly or indirectly by Community. No equity security of any Community Subsidiary is or may be required to be issued by reason of any option, warrant, scrip, right to subscribe to, call or commitment of any character whatsoever relating to, or security or right convertible into, shares of any capital stock of such subsidiary, and there are no contracts, commitments, understandings or arrangements by which any Community Subsidiary is bound to issue additional shares of its capital stock, or any option, warrant or right to purchase or acquire any additional shares of its capital stock. All of such shares so owned by Community are fully paid and nonassessable and are owned by it free and clear of any lien, claim, charge, option, encumbrance or agreement with respect thereto. Each Community Subsidiary is a corporation duly organized, validly existing, duly qualified to do business and in good standing under the laws of its jurisdiction of incorporation, and has corporate power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted. Community does not own beneficially, directly or indirectly, more than 5% of any class of equity securities or similar interests of any corporation, bank, business trust, association or similar organization (other than Community Subsidiaries), and is not, directly or indirectly, a partner in any partnership or party to any joint venture.

     (c) Capitalization. The authorized capital stock of Community consists of 8,000,000 shares of common stock, $1.00 par value, of which as of the close of business on September 30, 1993, 3,089,800 shares were outstanding and no shares were held in the treasury. The maximum number of shares of Community Common Stock (assuming for this purpose that phantom shares and other share-equivalents constitute Community Common Stock) that would be outstanding as of the Effective Date of the Merger if all options, warrants, conversion rights and other rights with respect thereto were exercised is 3,106,800. All of the outstanding shares of capital stock of Community have been duly and validly authorized and issued and are fully paid and nonassessable. Except as set forth in Schedule 2(c), there are no outstanding subscriptions, contracts, conversion privileges, options, warrants, calls or other rights obligating Community or any Community Subsidiary to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of Community or any Community Subsidiary. Since September 30, 1993 no shares of Community capital stock have been purchased, redeemed or otherwise acquired, directly or indirectly, by Community or any Community Subsidiary and no dividends or other distributions have been declared, set aside, made or paid to the shareholders of Community.

     (d) Authorization. Community has the corporate power and authority to enter into this Agreement and the Merger Agreement and, subject to any required approvals of its shareholders, to carry out its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and the Merger Agreement by Community and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of Community. Subject to such approvals of shareholders and of government agencies and other governing boards having regulatory authority over Community and Community Subsidiaries as may be required by statute or regulation, this Agreement and the Merger Agreement are valid and binding obligations of Community enforceable against Community in accordance with their respective terms.

Except as set forth on Schedule 2(d), neither the execution, delivery and performance by Community of this Agreement or the Merger Agreement, nor the consummation of the transactions contemplated hereby and thereby, nor compliance by Community with any of the provisions hereof or thereof, will (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of, any lien, security interest, charge or encumbrance upon any of the properties or assets of Community or any Community Subsidiary under any of the terms, conditions or provisions of (x) its articles of incorporation or by-laws or (y) any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Community or any Community Subsidiary is a party or by which it may be bound, or to which Community or any Community Subsidiary or any of the properties or assets of Community or any Community Subsidiary may be subject, or
(ii) to the best knowledge of Community, violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to Community or any Community Subsidiary or any of their respective properties or assets.

     (e) Community Financial Statements. The consolidated statements of financial condition of Community and Community's Subsidiaries as of December
31, 1992 and 1991 and related consolidated statements of income, shareholders' equity and cash flows for the three years ended December 31, 1992, together with the notes thereto, certified by KPMG Peat Marwick, and the unaudited consolidated statements of financial condition of Community and Community's Subsidiaries as of September 30, 1993 and the related unaudited consolidated statements of income, shareholders' equity for the nine months then ended (collectively, the "Community Financial Statements"), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis and present fairly (subject, in the case of financial statements for interim periods, to normal recurring adjustments) the consolidated financial position of Community and Community's Subsidiaries at the dates and the consolidated results of operations of Community and Community's Subsidiaries for the periods stated therein.

     (f) Reports. Since January 1, 1987, Community and each Community Subsidiary has filed all reports, registrations and statements, together with any required amendments thereto, that it was required to file with any applicable state lending or insurance authorities, the failure to file of which could result in a material penalty or a material disruption of Community or any Community Subsidiary or could have any other material adverse effect on Community or any Community Subsidiary. All such reports and statements filed with any such regulatory body or authority are collectively referred to herein as the "Community Reports". As of their respective dates, the Community
Reports complied in all material respects with all the rules and regulations promulgated by applicable state lending or insurance authorities, as the case may be, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (g) Properties and Leases. Except as may be reflected in the Community Financial Statements and except for collateral repossessed in the ordinary course of business, Community and each Community Subsidiary have good title free and clear of any liens, claims, charges, options, encumbrances or similar restrictions to all the real and personal property reflected in Community's consolidated balance sheet as of September 30, 1993, and all real and personal property acquired since such date, except such real and personal property as has been disposed of in the ordinary course of business. All leases of real property and all other leases pursuant to which Community or any Community Subsidiary, as lessee, leases real or personal property (except for leases of personal property which may be terminated by Community or a Community Subsidiary by giving one month or less notice), which leases are described on
Schedule 2(g), are valid and effective in accordance with their respective terms, and there is not, under any such lease, any existing material default by Community or such Community Subsidiary or any event which, with notice or lapse of time or both, would constitute such a material default. Community's and each Community Subsidiary's leased premises and equipment in regular use have been well maintained and are in good and serviceable condition, reasonable wear and tear excepted.

     (h) Taxes. Except as set forth on Schedule 2(h), each of Community and the Community Subsidiaries has filed all federal, state, county, and local tax returns, including information returns, required to be filed by it, and paid all taxes known, to the best knowledge of Community, to be owed by it, including those with respect to income, withholding, social security, unemployment, workers compensation, franchise, ad valorem, premium, excise and sales taxes, and no taxes shown on such returns to be owed by it or assessments received by it are delinquent. The federal income tax returns of Community and the Community Subsidiaries for the fiscal year ended December 31, 1989, and for all fiscal years prior thereto, are for the purposes of routine audit by the Internal Revenue Service closed because of the statute of limitations, and no claims for additional taxes for such fiscal years are pending. Except only as set forth on Schedule 2(h), (i) neither Community nor any Community Subsidiary is a party to any pending action or proceeding, nor, to the best knowledge of Community, is any such action or proceeding threatened by any governmental authority, for the assessment or collection of taxes, interest, penalties, assessments or deficiencies and (ii) no issue has been raised by any federal, state, or local taxing authority in connection with an audit or examination of the tax returns, business or properties of Community or any Community Subsidiary which has not been settled, resolved and fully satisfied. Except as set forth on Schedule 2(h), each of Community and the Community Subsidiaries has paid all taxes known, to the best knowledge of Community, to be owed or which it is required to withhold from amounts owing to employees, creditors or other third parties. The consolidated balance sheet as of September 30, 1993, referred to in paragraph 2(e) hereof, includes adequate provision for all accrued but unpaid federal, state, county, and local taxes, interest, penalties, assessments or deficiencies of Community and the Community Subsidiaries with respect to all periods through the date thereof in all material respects.

     (i) Absence of Certain Changes. Since December 31, 1992 there has been no change in the business, financial condition or results of operations of Community or any Community Subsidiary, which has had, or may reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of Community or any Community Subsidiary.

     (j) Commitments and Contracts. Except as set forth on Schedule 2(j), neither Community nor any Community Subsidiary is a party or subject to any of the following (whether written or, in the case of material contracts or agreements made by or with officers of Community employed at Community's home office, oral, and whether express or implied):

          (i) any employment contract or agreement (including any obligations with respect to severance or termination pay liabilities or fringe benefits) with any present or former officer, director, employee or consultant (other than those which are terminable at will by Community or such Community Subsidiary);

          (ii) any plan, contract or agreement providing for any bonus, pension, option, deferred compensation, retirement payment, profit sharing or similar arrangement with respect to any present or former officer, director, employee or consultant;

          (iii) any labor contract or agreement with any labor union;

          (iv) any contract containing covenants which limit the ability of Community or any Community Subsidiary to compete in any line of business or with any person or which involve any restriction of the geographical area in which, or method by which, Community or any Community Subsidiary may carry on its business (other than as may be required by law or applicable regulatory authorities); or

          (v) any other contract or agreement which is a "material contract" within the meaning of Item 601(b)(10) of Regulation S-K or which was not made in the ordinary course of business.

     (k) Litigation and Other Proceedings. Community has furnished Norwest copies of all attorney responses to the request of the independent auditors for Community with respect to loss contingencies as of December 31, 1992 in connection with Community financial statements and a written list of legal and regulatory proceedings filed against Community or any Community Subsidiary since said date. Except as set forth on Schedule 2(k), neither
Community nor any Community Subsidiary is a party to any pending or, to the best knowledge of Community, threatened, claim, action, suit, investigation or proceeding, or is subject to any order, judgment or decree which order, judgment or decree involves potential liability to Community or any Community Subsidiary of more than $25,000 or is otherwise material to the business, operations or financial condition of Community or any Community Subsidiary. The potential liability to Community or Community Subsidiaries under all orders, judgments and decrees currently existing and unsatisfied does not exceed $100,000 in the aggregate.

     (l) Insurance. Community and each Community Subsidiary is presently insured, and, with the exception of Community Credit Co. of Illinois, has been insured since October, 1989, under the insurance policies and for such risks and amounts listed on Schedule 2(l), and has maintained all insurance required by applicable law and regulation.

     (m) Compliance with Laws. Community and each Community Subsidiary has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with governmental or regulatory bodies that are required in order to permit it to own or lease its properties and assets and to carry on its business as presently conducted and that are material to the business of Community or such subsidiary; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the best knowledge of Community, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current. Except as set forth on Schedule 2(m), 2(k) or 2(w), the conduct by Community and each Community Subsidiary of its business and the condition and use of its properties does not violate or infringe, in any respect material to any such business, any applicable law, statute, ordinance, license or regulation. Neither Community nor any Community Subsidiary is in default under any written order, license, regulation or demand of any federal, state, municipal or other governmental agency or with respect to any written order, writ, injunction or decree of any court. Except for statutory or regulatory restrictions of general application, and except as set forth in
Schedule 2(m), no governmental authority has placed any restriction on the business or properties of Community or any Community Subsidiary which reasonably could be expected to have a material adverse effect on the business or properties of Community or any Community Subsidiary.

     (n) Labor. No work stoppage involving Community or any Community Subsidiary is pending or, to the best knowledge of Community, threatened. Neither Community nor any Community Subsidiary is involved in, or, to the best knowledge of Community, threatened with or affected by, any labor dispute, labor arbitration, labor lawsuit or labor administrative proceeding.
Employees of Community and the Community Subsidiaries are not represented by any labor union nor are any collective bargaining agreements otherwise in effect with respect to such employees.

     (o) Material Interests of Certain Persons. Except as set forth on Schedule 2(o), no officer or director of Community or any Community Subsidiary, or any "associate" (as such term is defined in Rule 14a-1 under the Securities
Exchange Act of 1934 which, together with the rules and regulations thereunder, will be referred to as the "Exchange Act") of any such officer or director, has any interest in any material contract or property (real or personal), tangible or intangible, used in or pertaining to the business of Community or any Community Subsidiary.

     (p) Community Benefit Plans.

          (i) The only "employee benefit plans" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), for which Community or any Community Subsidiary acts as the plan sponsor as defined in ERISA Section 3(16)(B), or in which any employee or officer of Community or any Community Subsidiary participates as such an officer or employee, or with respect to which any liability under ERISA or otherwise exists or may be incurred by Community or any Community Subsidiary are those set forth on Schedule 2(p) (the "Plans"). No Plan is a "multi-employer plan" within the meaning of Section 3(37) of ERISA.

          (ii) Each Plan is and has been operated and administered substantially in accordance with its provisions and in material compliance with applica-ble law, and, in the case of each Plan that is a qualified retirement plan under the Internal Revenue Code of 1986, there has been no failure to com-ply with applicable laws or to operate or administer such Plan in accor-dance with its provisions where any such failure could reasonably be expected to result in the disqualification of such Plan or a related trust under the Internal Revenue Code of 1986. Except as set forth on Schedule 2(p), Community or the Community Subsidiaries have received favorable determination letters from the Internal Revenue Service under the provisions of the Tax Equity and Fiscal Responsibility Act ("TEFRA"), the Deficit Reduction Act ("DEFRA") and the Retirement Equity Act ("REA") for each of the Plans to which the qualification requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), apply. Community knows of no reason that any Plan which is subject to the qualification provisions of Section 401(a) of the Code is not "qualified" within the meaning of Section 401(a) of the Code and that each related trust is not exempt from taxation under Section 501(a) of the Code, except that any such Plan may not have been amended to comply with the Tax Reform Act of 1986 (the "TRA") and other recent legislation and regulations, although each such Plan is within the remedial amendment period during which retroactive amendment may be made.

          (iii) The present value of all benefits vested and all benefits accrued under each Plan which is subject to Title IV of ERISA did not, in each case, as determined for purposes of reporting on Schedule B to the Annual Report on Form 5500 of each such Plan for the plan year ending December 31, 1992, exceed the value of the assets of the Plan allocable to such vested or accrued benefits.

          (iv) Except as disclosed in Schedule 2(p), to the best knowledge of Community, no Plan or any trust created thereunder, nor any trustee, fiduciary or administrator thereof, has engaged in a "prohibited transaction", as such term is defined in Section 4975 of the Code or
     Section 406 of ERISA or violated any of the fiduciary standards under Part 4 of Title I of ERISA which could subject such Plan or trust, or any trustee, fiduciary or administrator thereof, or any party dealing with any such Plan or trust, to the tax or penalty on prohibited transactions imposed by said Section 4975 or would result in material liability to Community or the Community Subsidiaries.

          (v) No Plan which is subject to Title IV of ERISA or any trust created thereunder has been terminated, nor, to the best knowledge of Community, have there been any "reportable events" as that term is defined in Section 4043 of ERISA, with respect to any Plan, other than those events which may result from the transactions contemplated by this Agreement and the Merger Agreement.

          (vi) No Plan or any trust created thereunder has, since January 1, 1984, and, to the best knowledge of Community, since the effective date of ERISA, incurred any "accumulated funding deficiency", as such term is defined in Section 412 of the Code (whether or not waived).

          (vii) Except as disclosed in Schedule 2(p) or permitted by paragraph 4(b) of this Agreement, neither the execution and delivery of this Agreement and the Merger Agreement nor the consummation of the transactions contemplated hereby and thereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director or employee or former employee of Community or any Community Subsidiary under any Plan or otherwise,
     (ii) increase any benefits otherwise payable under any Plan or (iii) result in the acceleration of the time of payment or vesting of any such benefits, except insofar as any such transaction would result in such payments, increases or accelerations caused by termination of employment and in such event, only to the extent of such payments, increases or accelerations that would have occurred from termination of employment in the absence of such transaction.

          (viii) Community is in substantial compliance with those reporting and disclosure requirements of ERISA and the Code that apply to the Plans, and there has been no failure of compliance that could have a material adverse effect on the financial condition of Community or any Plan.

     (q) Proxy Statement, etc. None of the information regarding Community and the Community Subsidiaries supplied or to be supplied by Community for inclusion in (i) a Registration Statement on Form S-4 to be filed with the SEC by Norwest for the purpose of registering the shares of Norwest Common Stock to be exchanged for shares of Community Common Stock pursuant to the provisions of the Merger Agreement (the "Registration Statement"), (ii) the proxy statement to be mailed to Community's shareholders in connection with the meeting to be called to consider the Merger (the "Proxy Statement") or (iii) any other documents to be filed with the SEC or any regulatory authority in connection with the transactions contemplated hereby or by the Merger Agreement will, at the respective times such documents are filed with the SEC or any regulatory authority and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, be false or misleading with respect to any material fact in light of the circumstances, or omit to state any material fact necessary in order to make the statements therein not misleading or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the meeting of shareholders referred to in paragraph 4(c), be false or misleading with respect to any material fact in light of the circumstances, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for such meeting. All documents which Community and the Community Subsidiaries are responsible for filing with any regulatory authority in connection with the Merger will comply as to form in all material respects with the provisions of applicable law.

     (r) Registration Obligations. Neither Community nor any Community Subsidiary is under any obligation, contingent or otherwise, which will survive the Merger by reason of any agreement to register any of its securities under the Securities Act of 1933 and the rules and regulations thereunder (the "Securities Act").

     (s) Brokers and Finders. Except for the employment of Dain Bosworth Incorporated by Community, neither Community nor any Community Subsidiary nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for Community or any Community Subsidiary in connection with this Agreement and the Merger Agreement or the transactions contemplated hereby and thereby.

     (t) No Defaults. Neither Community nor any Community Subsidiary is in default in any material respect, nor has any event occurred which, with the passage of time or the giving of notice, or both, would constitute a default in any material respect, under any written agreement, indenture, or loan agreement; any oral agreement, indenture or loan agreement disclosed
(or which should be disclosed) on Schedule 2(j); or any other instrument to which it is a party or by which it or any of its assets is bound or to which any of its assets is subject. To the best knowledge of Community, all parties with whom Community or any Community Subsidiary has leases, written agreements or written contracts or who owe to Community or any Community Subsidiary obligations other than with respect to those arising in the ordinary course of the consumer finance business of Community or the Community Subsidiaries are in compliance therewith in all material respects.

     (u) Environmental Liability. There is no legal, administrative, or other proceeding, claim, or action of any nature seeking to impose, or that could reasonably be expected to result in the imposition of, on Community or any Community Subsidiary, any liability exceeding $25,000 arising from the release of hazardous substances under any local, state or federal environmental statute, regulation or ordinance including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or, to the best knowledge of Community, threatened against Community or any Community Subsidiary; based on the acts or omissions of Community or any Community Subsidiary or their agents or employees, or, to the best knowledge of Community, based on the acts or omissions of any third parties, there is no reasonable basis for any such proceeding, claim or action; and neither Community nor any Community Subsidiary is subject to any agreement, order, judgment, or decree by or with any court, governmental authority or third party imposing any such environmental liability.

     (v) General Liabilities. Except as set forth on Schedule 2(v) or any other Schedule to this Agreement or shown on Community Financial Statements, neither Community nor any Community Subsidiary has any material liabilities, whether accrued, contingent or otherwise, including without limitation, liabilities under guaranties or indemnification agreements. For purposes of this paragraph (v), "material" means more than $25,000 with respect to any liability or more than $100,000 with respect to all such liabilities in the aggregate.

     (w) Receivables. The word "Receivables" as used herein shall mean all loans, sale contracts, credit agreements, invoices and other obligations or rights to payments owned by Community or Community Subsidiaries which have been included as "Receivables" in the Consolidated Financial Statements of Community. All of the Receivables, together with any instruments securing the same, were made for valuable consideration and constitute valid obligations of the persons shown as indebted thereon by the records of Community legally enforceable according to their terms, and except as set forth in Schedule 2(w), to the best knowledge of Community, there are no claims or defenses with respect to the Receivables which, in the best judgment of Community would be sustainable or which could result in a material liability to Community or any Community Subsidiary except for claims or defenses relating to any bankruptcy, insolvency or other laws to the extent that they limit the rights of creditors generally. Except for de minimus deviations in the amounts of payments, all payments shown on Community's records relating to the Receivables were made on the date indicated on said records and were either made by the persons shown as indebted thereon or by someone authorized to make payments on their behalf other than a Community employee or agent or a dealer or an employee or agent of a dealer from whom the Receivable was purchased, except for payments by an insurer or a dealer pursuant to a repurchase obligation. Except for adjustments made in the ordinary course of business and de minimus deviations, the amounts shown on Community's records to be owing and unpaid on the respective Receivables represent the true and correct outstanding balances owing and unpaid thereon, and the information concerning the Receivables and security therefor and the person shown as indebted thereon is correct.

     (x) Great American Investment Company. Great American Investment Company is a wholly-owned subsidiary of Community which (i) has not conducted any business activity since 1970 and (ii) has no assets or liabilities whatsoever.

     3. REPRESENTATIONS AND WARRANTIES OF NORWEST. Norwest represents and warrants to Community as follows:

     (a) Organization and Authority. Norwest is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and failure to be so qualified would have a material adverse effect on Norwest and its subsidiaries taken as a whole and has corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted. Norwest is registered as a bank holding company with the Federal Reserve Board under the Bank Holding Company Act of 1956 as amended (the "BHC Act"). Norwest has furnished Community with true and complete copies of its certificate of incorporation and bylaws, as amended.

     (b) Norwest Subsidiaries. Schedule 3(b) sets forth a complete and correct list as of September 30, 1993, of Norwest's Significant Subsidiaries (as defined in Regulation S-X promulgated by the SEC) (individually a "Norwest Subsidiary" and collectively the "Norwest Subsidiaries"), all shares of the outstanding capital stock of each of which, except as set forth in
Schedule 3(b), are owned directly or indirectly by Norwest. No equity security of any Norwest Subsidiary is or may be required to be issued to any person or entity other than Norwest by reason of any option, warrant, scrip, right to subscribe to, call or commitment of any character whatsoever relating to, or security or right convertible into, shares of any capital stock of such subsidiary, and there are no contracts, commitments, understandings or arrangements by which any Norwest Subsidiary is bound to issue additional shares of its capital stock, or options, warrants or rights to purchase or acquire any additional shares of its capital stock. Subject to 12 U.S.C. # 55
(1982), all of such shares so owned by Norwest are fully paid and nonassessable and are owned by it free and clear of any lien, claim, charge, option, encumbrance or agreement with respect thereto.

     (c) Norwest Capitalization. The authorized capital stock of Norwest consists of (i) 5,000,000 shares of Preferred Stock, without par value, of which as of the close of business on August 31, 1993, 1,143,750 shares of 10.24% Cumulative Preferred Stock at $100 stated value and 1,132,750 shares of Cumulative Convertible Preferred Stock, Series B, at $200 stated value were outstanding, and (ii) 500,000,000 shares of Common Stock, $1-2/3 par value, of which as of the close of business on August 31, 1993, 290,472,163 shares were outstanding and 2,627,305 shares were held in the treasury.

     (d) Authorization. Norwest has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution, delivery and performance of this Agreement by Norwest and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of Norwest. No approval or consent by the stockholders of Norwest is necessary for the execution and delivery of this Agreement and the Merger Agreement and the consummation of the transactions contemplated hereby and thereby. Subject to such approvals of government agencies and other governing boards having regulatory authority over Norwest as may be required by statute or regulation, this Agreement is a valid and binding obligation of Norwest enforceable against Norwest in accordance with its terms.

     Neither the execution, delivery and performance by Norwest of this Agreement or the Merger Agreement, nor the consummation of the transactions contemplated hereby and thereby, nor compliance by Norwest with any of the provisions hereof or thereof, will (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of, any lien, security interest, charge or encumbrance upon any of the properties or assets of Norwest or any Norwest Subsidiary under any of the terms, conditions or provisions of (x) its certificate of incorporation or by-laws or (y) any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Norwest or any Norwest Subsidiary is a party or by which it may be bound, or to which Norwest or any Norwest Subsidiary or any of the properties or assets of Norwest or any Norwest Subsidiary may be subject, or (ii) to the best knowledge of Norwest, violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to Norwest or any Norwest Subsidiary or any of their respective properties or assets.

     (e) Norwest Financial Statements. The consolidated statements of financial condition of Norwest and Norwest's subsidiaries as of December 31, 1992 and 1991 and related consolidated statements of income, stockholders' equity and cash flows for the three years ended December 31, 1992, together with the notes thereto, certified by KPMG Peat Marwick and included in Norwest's Annual Report on Form 10-K for the fiscal year ended December 31,
1992 as amended by Form 8 dated March 3, 1993 (the "Norwest 10-K") as filed with the SEC, and the unaudited consolidated balance sheets of Norwest and its subsidiaries as of September 30, 1993 and the related unaudited consolidated statements of income and cash flows for the 9 months then ended included in Norwest's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1993 as filed with the SEC (collectively, the "Norwest Financial Statements"), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis and present fairly
(subject, in the case of financial statements for interim periods, to normal recurring adjustments) the consolidated financial position of Norwest and its subsidiaries at the dates and the consolidated results of operations, changes in financial position and cash flows of Norwest and its subsidiaries for the periods stated therein.

     (f) Brokers and Finders. Neither Norwest nor any Norwest Subsidiary nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for Norwest or any Norwest Subsidiary in connection with this Agreement and the Merger Agreement or the transactions contemplated hereby and thereby.

     (g) No Reliance on Projections. Norwest understands that Community makes no representation or warranty whatsoever as to the future profitability of Community or any Community Subsidiary, and Norwest shall have no claim (whether for indemnification or otherwise) against Community or any of its directors, officers, employees, stockholders or agents as to any projection or statement by any of them as to the future profitability of Community or any Community Subsidiary.

     (h) Compliance with Laws. Norwest and each Norwest Subsidiary has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with governmental or regulatory bodies that are required in order to permit it to own or lease its properties or assets and to carry on its business as presently conducted and that are material to the business of Norwest or such Subsidiary; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and to the best knowledge of Norwest, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current. The conduct by Norwest and each Norwest Subsidiary of its business and the condition and use of its properties does not violate or infringe, in any respect material to any such business, any applicable law, statute, ordinance, license or regulation. Neither Norwest nor any Norwest Subsidiary is in default under any written order, license, regulation or demand of any federal, state, municipal or other governmental agency or with respect to any written order, writ, injunction or decree of any court. Except for statutory or regulatory restrictions of general application, no governmental authority has placed any restrictions on the business or properties of Norwest or any Norwest Subsidiary which reasonably could be expected to have a material adverse effect on the business or properties of Norwest and its subsidiaries taken as a whole.

     (i) Absence of Certain Changes. Since December 31, 1992, there has been no change in the business, financial condition or results of operations of Norwest or any Norwest Subsidiary which has had, or may reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of Norwest and its subsidiaries taken as a whole.

     (j) Norwest Benefit Plans.

          (i) The only "employee benefit plans" within the meaning of Section 3(3) of ERISA for which Norwest Financial, Inc. ("NFI") acts as plan sponsor as defined in ERISA Section 3(16)(B), or in which any employee or officer of NFI or any of its subsidiaries participates as such an officer or employee, or with respect to which any liability under ERISA or otherwise exists or may be incurred by NFI are those set forth on Schedule 3(j) (the "NFI Plans"). No NFI Plan is a "multi-employer plan" within the meaning of Section 3(37) of ERISA.

          (ii) Each NFI Plan is and has been operated and administered substantially in accordance with its provisions and in material compliance with applicable law, and, in the case of each NFI Plan that is a qualified retirement plan under the Internal Revenue Code of 1986, there has been no failure to comply with applicable laws or to operate or administer such NFI Plan in accordance with its provisions where any such failure could reasonably be expected to result in the disqualification of such NFI Plan or a related trust under the Internal Revenue Code of 1986. Except as set forth on Schedule 3(j), NFI has received favorable determination letters from the Internal Revenue Service under the provisions of the Tax Equity and Fiscal Responsibility Act ("TEFRA"), the Deficit Reduction Act ("DEFRA") and the Retirement Equity Act ("REA") for each of the NFI Plans to which the qualification requirements of Section 401(a) of the Code apply. Norwest knows of no reason that any NFI Plan which is subject to the qualification provisions of Section 401(a) of the Code is not "qualified" within the meaning of Section 401(a) of the Code and that each related trust is not exempt from taxation under Section 501(a) of the Code, except that any such NFI Plan may not have been amended to comply with TRA and other recent legislation and regulations, although each such NFI Plan is within the remedial amendment period during which retroactive amendment may be made.

          (iii) The present value of all benefits vested and all benefits accrued under each NFI Plan which is subject to Title IV of ERISA did not, in each case, as determined for purposes of reporting on Schedule B to the Annual Report on Form 5500 of each such NFI Plan for the plan year ending December 31, 1992, exceed the value of the assets of the NFI Plans allocable to such vested or accrued benefits.

          (iv) Except as set forth on Schedule 3(j), and to the best knowledge of Norwest, no NFI Plan or any trust created thereunder, nor any trustee, fiduciary or administrator thereof, has engaged in a "prohibited transaction", as such term is defined in Section 4975 of the Code or
     Section 406 of ERISA or violated any of the fiduciary standards under Part 4 of Title I of ERISA, which could subject such NFI Plan or trust, or any trustee, fiduciary or administrator thereof, or any party dealing with any such NFI Plan or trust, to the tax or penalty on prohibited transactions imposed by said Section 4975 or would result in material liability to Norwest and its subsidiaries taken as a whole.

          (v) No NFI Plan which is subject to Title IV of ERISA or any trust created thereunder has been terminated, nor, to the best knowledge of Norwest, have there been any "reportable events" as that term is defined in
     Section 4043 of ERISA with respect to any NFI Plan, other than those events which may result from the transactions contemplated by this Agreement and the Merger Agreement.

          (vi) No NFI Plan or any trust created thereunder has, since January 1, 1984, and, to the best knowledge of Norwest, since the effective date of ERISA, incurred any "accumulated funding deficiency", as such term is defined in Section 412 of the Code (whether or not waived).

          (vii) NFI is in substantial compliance with those reporting and disclosure requirements of ERISA and the Code that apply to the NFI plans, and there has been no failure of compliance that could have a material adverse effect on the financial condition of Norwest or any NFI plan.

     (k) Taxes. Each of Norwest and the Norwest Subsidiaries has filed all material federal, state, county, local and foreign tax returns, including information returns, required to be filed by it, and paid or made adequate provision for the payment of all taxes known, to the best knowledge of Norwest, to be owed by it, including those with respect to income, withholding, social security, unemployment, workers compensation, franchise, ad valorem, premium, excise and sales taxes, and no taxes shown on such returns to be owed by it or assessments received by it are delinquent. The federal income tax returns of Norwest and the Norwest Subsidiaries for the fiscal year ended December 31, 1979, and for all fiscal years prior thereto, are for the purposes of routine audit by the Internal Revenue Service closed because of the statute of limitations, and no claims for additional taxes for such fiscal years are pending. Except only as set forth on Schedule 3(k), (i) neither Norwest nor any Norwest Subsidiary is a party to any pending action or proceeding, nor to the best knowledge of Norwest, is any such action or proceeding threatened by any governmental authority, for the assessment or collection of taxes, interest, penalties, assessments or deficiencies which could reasonably be expected to have any material adverse effect on Norwest and its subsidiaries taken as a whole, and (ii) no issue has been raised by any federal, state, local or foreign taxing authority in connection with an audit or examination of the tax returns, business or properties of Norwest or any Norwest Subsidiary which has not been settled, resolved and fully satisfied, or adequately reserved for. Each of Norwest and the Norwest Subsidiaries has paid all taxes known, to the best knowledge of Norwest, to be owed or which it is required to withhold from amounts owing to employees, creditors or other third parties.

     (l) Reports. Since January 1, 1987, Norwest and each Norwest Subsidiary has filed all reports, registrations and statements, together with any required amendments thereto, that it was required to file with any applicable state lending or insurance authorities the failure to file of which could result in a material penalty or a material disruption of Norwest and its subsidiaries taken as a whole or could have any other material adverse effect on Norwest and its subsidiaries taken as a whole. All such reports and statements filed with any such regulatory body or authority are collectively referred to herein as the "Norwest Reports." As of their respective dates, the Norwest Reports complied in all material respects with all the rules and regulations promulgated by applicable state lending or insurance authorities, as the case may be, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     4. COVENANTS OF COMMUNITY. Community covenants and agrees with Norwest as follows:

     (a) Except as otherwise permitted or required by this Agreement or except as otherwise permitted with Norwest's prior approval, from the date hereof until the Effective Time of the Merger, Community, and each Community Subsidiary will: maintain its corporate existence in good standing; maintain the general character of its business and conduct its business in its ordinary and usual manner (including, without limitation, the disposition of its assets); extend credit in accordance with existing lending policies, maintain proper business and accounting records in accordance with generally accepted principles; maintain current investment practices; maintain its properties in good repair and condition, ordinary wear and tear excepted; maintain presently existing insurance coverage; use its best efforts to preserve its business organization intact, to keep the services of its present principal employees and to preserve its good will and the good will of its suppliers, customers and others having business relationships with it; use its best efforts to obtain any approvals or consents required to maintain existing leases and other contracts in effect following the Merger; comply with all material obligations and duties imposed upon them by laws, regulations, ordinances, codes, orders, licenses and permits applicable to the properties and operations of Community and each Community Subsidiary; provided that Norwest shall not unreasonably interfere with the conduct of Community's business, permit Norwest and its representatives to participate in the negotiation of any leases, licenses or other material contracts (or extensions or renewals thereof); and provided that Norwest shall not unreasonably interfere with the conduct of Community's business, permit Norwest and its representatives (including KPMG, Peat Marwick and Deloitte Touche) to examine its and its subsidiaries books, records and properties and to interview officers, employees and agents at all reasonable times when it is open for business. No such examination by Norwest or its representatives either before or after the date of this Agreement shall in any way affect, diminish or terminate any of the representations, warranties or covenants of Community herein expressed.

     (b) Except as otherwise contemplated or required by this Agreement, from the date hereof until the Effective Time of the Merger, Community and each Community Subsidiary will not (without the prior written consent of Norwest, which consent will not be unreasonably withheld or delayed): amend or otherwise change its articles of incorporation or by-laws; issue or sell or authorize for issuance or sale, or grant any options or make other agreements with respect to the issuance or sale or conversion of, any shares of its capital stock, phantom shares or other share-equivalents, or any other of its securities; authorize or incur any long-term debt, mortgage, pledge or subject to lien or other encumbrance any of its properties; enter into any agreement, contract or commitment in excess of $100,000 except commercial paper issued and credit transactions entered (under which Community or any Community Subsidiary is the creditor) in the ordinary course of business and in accordance with policies and procedures in effect on the date hereof; make any investments other than in the ordinary course of business, amend or terminate any Plan except for the merger thereof with NFI Plans as contemplated by this Agreement or as required by law; make any contributions to any Plan except as required by the terms of such Plan in effect as of the date hereof or by applicable law; declare, set aside, make or pay any dividend or other distribution with respect to its capital stock except any dividend declared and issued by (i) Community in accordance with historical practice, provided such payment does not disqualify the Merger as a "pooling of interests" for accounting purposes and provided further that in no event shall such dividend exceed $1.00 per share based on no more than 3,106,800 shares outstanding, (ii) a subsidiary's Board of Directors in accordance with applicable law and regulation, or (iii) Community payable prior to the Effective Date of the Merger to shareholders of record on the record date for Norwest's regular common stock dividend, if any, for the first quarter of 1994, if the

Effective Time of the Merger has not occurred prior to such record date in an amount not exceeding the first quarter cash dividend such shareholders would have received on Norwest Common Stock received in the Merger if the Effective Time of the Merger had occurred immediately prior to such record date; redeem, purchase or otherwise acquire, directly or indirectly, any of the capital stock of Community; increase the compensation of any officers, directors or executive employees, except pursuant to existing compensation plans and practices and bonus plans consistent with historical practices; sell or otherwise dispose of any shares of the capital stock of any Community Subsidiary; or sell or otherwise dispose of any of its assets or properties other than in the ordinary course of business (other than the sale of investments of Scott Life Insurance Company as may be necessary to effectuate the other provisions of this Agreement). Nothing in this Agreement shall prohibit Community from paying severance payments to employees terminated as a result of the Merger (which payments may be made before or after the Effective Date of the Merger) and payments to certain employees as incentive for continued service up to the date of their termination resulting from the Merger (which payments may be made before or after the Effective Date of the Merger); provided that the sum of any severance payment and incentive payment paid to any employee shall not exceed one-half of such employee's annual salary as of the date of this Agreement.

     (c) The Board of Directors of Community will duly call, and will cause to be held not later than twenty (20) business days following the effective date of the Registration Statement referred to in paragraph 5(c) hereof, a meeting of its shareholders and will direct that this Agreement and the Merger Agreement be submitted to a vote at such meeting. The Board of Directors of Community will (i) cause proper notice of such meeting to be given to its shareholders in compliance with the Minnesota Business Corporation Act and other applicable law and regulation, (ii) recommend by the affirmative vote of the Board of Directors a vote in favor of approval of this Agreement and the Merger Agreement, and (iii) use its best efforts to solicit from its shareholders proxies to vote the Community common stock in favor thereof.

     (d) Community will furnish or cause to be furnished to Norwest all the information concerning Community and its subsidiaries required for inclusion in the Registration Statement referred to in paragraph 5(c) hereof, or any statement or application made by Norwest to any governmental body in connection with the transactions contemplated by this Agreement. Any financial statement for any fiscal year provided under this paragraph must include the audit opinion and the consent of KPMG Peat Marwick to use such opinion in such Registration Statement. Any interim quarterly financial information provided under this paragraph must have been reviewed by KPMG Peat Marwick in accordance with generally accepted auditing standards and Community must provide Norwest with a copy of such review report.

     (e) As soon as practicable after the date of the execution and delivery of this Agreement, Community will take all necessary corporate and other action and use its best efforts to obtain all approvals of regulatory authorities, consents and other approvals required of Community to carry out the transactions contemplated by this Agreement and will cooperate with Norwest to obtain all such approvals and consents required of Norwest.

     (f) Community will use its best efforts to deliver to the Closing all opinions, certificates and other documents required to be delivered by it at the Closing.

     (g) Community will hold in confidence all documents and information concerning Norwest and its subsidiaries furnished to Community and its representatives in connection with the transactions contemplated by this Agreement and will not release or disclose such information to any other person, except as required by law and except to Community's outside professional advisers in connection with this Agreement, with the same undertaking from such professional advisers. If the transactions contemplated by this Agreement shall not be consummated, such confidence shall be maintained and such information shall not be used in competition with Norwest (except to the extent that such information can be shown to be previously known to Community, in the public domain, or later acquired by Community from other legitimate sources) and, upon request, all such documents, any copies thereof and extracts therefrom shall immediately thereafter be returned to Norwest.

     (h) Neither Community, nor any Community Subsidiary, nor any director, officer, representative or agent thereof, will, directly or indirectly, solicit, authorize the solicitation of or enter into any discussions with any corporation, partnership, person or other entity or group (other than Norwest) concerning any offer or possible offer (i) to purchase any shares of common stock, any option or warrant to purchase any shares of common stock, any securities convertible into any shares of such common stock, or any other equity security of Community or any Community Subsidiary, (ii) to make a tender or exchange offer for any shares of such common stock or other equity security,
(iii) to purchase, lease or otherwise acquire the assets of Community or any Community Subsidiary, or (iv) to merge, consolidate or otherwise combine with Community or any Community Subsidiary. If any corporation, partnership, person or other entity or group makes an offer or inquiry to Community or any Community Subsidiary concerning any of the foregoing, Community or such Community Subsidiary will promptly disclose such offer or inquiry, including the terms thereof, to Norwest.

     (i) Neither Community nor any Community Subsidiary shall take any action which with respect to Community would disqualify the Merger as a "pooling of interests" for accounting purposes.

     (j) Community shall use its best efforts to obtain and deliver at least 32 days prior to the Effective Date of the Merger signed representations substantially in the form attached hereto as Exhibit B to Norwest by each executive officer, director or shareholder of Community who may reasonably be deemed an "affiliate" of Community within the meaning of such term as defined in Rule 144 and as used in Rule 145 under the Securities Act.

     (k) Community shall make such adjustments immediately before the Merger to be effective as of such dates as Norwest may request, but in no event before January 1, 1994, as may be necessary to conform Community's accounting practices and methods to those of Norwest and Norwest's plans with respect to the conduct of Community's business following the Merger and to provide for the costs and expenses relating to the consummation by Community of the Merger and the other transactions contemplated by this Agreement.

     (l) Not later than the Effective Date of Merger, all salaries, wages, bonuses, commissions and any other amounts now or hereafter due present or former employees, officers, directors and others relating to services rendered to Community or any Community Subsidiary up to and including the Effective Date of Merger will have been paid or properly accrued on the books of Community.

     (m) Community and each Community Subsidiary will take all action necessary or required to operate the Plans so as to maintain compliance with the provisions of ERISA and the Code, including the Tax Reform Act of 1986 and regulations thereunder and other applicable law.

     (n) Community will dissolve Great American Investment Company before the Effective Date of Merger.

     5. COVENANTS OF NORWEST. Norwest covenants and agrees with Community as follows:

     (a) From the date hereof until the Effective Time of the Merger, Norwest will maintain its corporate existence in good standing; conduct, and cause the Norwest Subsidiaries to conduct, their respective businesses in compliance with all material obligations and duties imposed on them by all laws, governmental regulations, rules and ordinances, and judicial orders, judgments and decrees applicable to Norwest or the Norwest Subsidiaries, their businesses or their properties; maintain all books and records of it and the Norwest Subsidiaries, including all financial statements, in accordance with the accounting principles and practices consistent with those used for the Norwest
Financial Statements, except for changes in such principles and practices required under generally accepted accounting principles.

     (b) Norwest will furnish to Community all the information concerning Norwest required for inclusion in a proxy statement or statements to be sent to the shareholders of Community, or in any statement or application made by Community to any governmental body in connection with the transactions contemplated by this Agreement.

     (c) As promptly as practicable after the execution of this Agreement, Norwest will file with the SEC a registration statement on Form S-4 (the "Registration Statement") under the Securities Act and any other applicable documents, relating to the shares of Norwest Common Stock to be delivered to the shareholders of Community pursuant to the Merger Agreement, and will use its best efforts to cause the Registration Statement to become effective.

     (d) Norwest will file all documents required to be filed to list the Norwest Common Stock to be issued pursuant to the Merger Agreement on the New York Stock Exchange and the Chicago Stock Exchange and use its best efforts to effect said listings.

     (e) The shares of Norwest Common Stock to be issued by Norwest to the shareholders of Community pursuant to this Agreement and the Merger Agreement will, upon such issuance and delivery to said shareholders pursuant to the Merger Agreement, be duly authorized, validly issued, fully paid and nonassessable. The shares of Norwest Common Stock to be delivered to the shareholders of Community pursuant to the Merger Agreement will, when issued, be free and clear of all liens and encumbrances and free of any preemptive rights of the stockholders of Norwest.

     (f) Norwest will file all documents required to obtain prior to the Effective Time of the Merger all necessary Blue Sky permits and approvals, if any, required to carry out the transactions contemplated by this Agreement, will pay all expenses incident thereto and will use its best efforts to obtain such permits and approvals.

     (g) As soon as practicable after the date of the execution and delivery of this Agreement, Norwest will take all necessary corporate and other action and file all documents required to obtain and will use its best efforts to obtain all approvals of regulatory authorities, consents and approvals required of it to carry out the transactions contemplated by this Agreement and will cooperate with Community to obtain all such approvals and consents required by Community.

     (h) Norwest shall be bound by all of the provisions of the Confidentiality Agreement dated September 27, 1993 by and between Community and Norwest Financial Resources, Inc., a copy of which is attached hereto as Exhibit F, provided however, that any reference therein to the date of said
Confidentiality Agreement shall be eliminated and replaced by the date of this Agreement, and provided further that the terms and provisions of said Confidentiality Agreement shall expire on the Effective Date of Merger.

     (i) Norwest will file any documents or agreements required to be filed in connection with the Merger under the Minnesota Business Corporation Act.

     (j) Norwest will use its best efforts to deliver to the Closing all opinions, certificates and other documents required to be delivered by it at the Closing.

     (k) Neither Norwest nor any Norwest Subsidiary shall take any action which with respect to Norwest would disqualify the Merger as a "pooling of interests" for accounting purposes. Norwest shall use its best efforts to obtain and deliver to Community, prior to the Effective Date of the Merger, signed representations from the directors and executive officers of Norwest to the effect that, except for de minimus dispositions which will not disqualify the Merger as a pooling of interests, they will not dispose of shares of Norwest or Community during the period commencing 30 days prior to the Effective Date and ending upon publication by Norwest of financial results including at least 30 days of combined operations of Community and Norwest.

     (l) On or after the Effective Time of the Merger, Norwest

         (i) will permit all employees of Community or any Community Subsidiary who, on or before the Effective Time of the Merger, have completed at least one year of service (i.e., 1,000 hours of service) with Community or a Community Subsidiary and attained age 21 to participate in the Norwest Financial Thrift and Profit Sharing Plan (the "TAPS Plan") as soon as administratively feasible (and in no event more than 30 days following the Effective Time of the Merger);

         (ii) will, subject to the break-in-service rules of the TAPS Plan as in effect on November 1, 1993, recognize prior service with Community or any Community Subsidiary under the TAPS Plan for vesting and participation purposes;

         (iii) will maintain the Community Credit Co. Profit Sharing Plan (the "Profit Sharing Plan") as a stand-alone plan, substantially as in effect immediately preceding the Effective Time of the Merger, for a period of not less than 18 months following the Effective Time of the Merger; provided however, that Norwest shall not be under any obligation to make, directly or indirectly, any further contributions to the Profit Sharing Plan and may make such amendments to the Profit Sharing Plan as Norwest, in its sole discretion, deems necessary or appropriate to effectuate the foregoing; and provided further, that Norwest will amend the Profit Sharing Plan if and to the extent permitted under applicable law to permit participants in the Profit Sharing Plan (other than participants who have made timely elections under Section 242(b) of TEFRA) with self-directed investments to roll their respective accrued benefits into individual retirement arrangements;

         (iv) will, at the end of such 18-month period referred to in clause
     (iii), amend the Profit Sharing Plan so as to cause all participants therein to be fully vested in their respective accrued benefits (i.e. account balances) therein;

         (v) will amend the Profit Sharing Plan so as to cause participants therein who involuntarily separate from service with Community or any Community Subsidiary within 90 days after the Effective Time of the Merger by reason of the transactions contemplated hereby or in the Merger Agreement to be fully vested in their respective accrued benefits therein;

         (vi) during the 18-month period referred to in clause (iii), will permit the Community Credit Co. Profit Sharing Plan Investment Committee established under the Profit Sharing Plan (as constituted immediately prior to the Effective Time of the Merger, with such substitutions of members as Ernest F. Dorn, Jr. shall have approved) to specify the timing of any sales or other dispositions of Norwest Common Stock held by the Profit Sharing Plan (or any related trust) that is not subject to the investment discretion of any participant in the Profit Sharing Plan;

         (vii) following the end of the 18-month period referred to in clause
     (iii), may cause the Profit Sharing Plan to be merged with and into the TAPS Plan;

         (viii) as soon as administratively feasible, will cause the Community Credit Co. Pension Plan (the Pension Plan) to be merged with and into the Norwest Financial Pension Plan (the "NFPP");

         (ix) will, subject to the break-in-service rules of the NFPP as in effect on November 1, 1993, recognize prior service with Community or any Community Subsidiary under the NFPP for purposes of vesting, participation and early retirement subsidies; and

         (x) will cause the NFPP to calculate the pension benefits of each employee of Community or any Community Subsidiary who completes one hour of service on or after the Effective Time of the Merger on a basis no less favorable to such employee than the greater of the following:

             (A) the pension computed under the NFPP under its formulas (including the minimum pension provisions thereof), and for purposes of determining years of accrued service, taking into account service with Community or any Community Subsidiary as if it were service with Norwest; and

             (B) the pension computed under the Pension Plan formula or formulas as in effect at the Effective Time of the Merger, and based on the employee's service with Community or any Community Subsidiary prior to the Effective Time of the Merger and the employee's average monthly compensation (as defined in the NFPP), plus the pension computed under the NFPP under its formulas (including the minimum pension provisions thereof) based on service with Norwest following the Effective Time of the Merger;

         (xi) will, from and after the Effective Date of the Merger, permit each employee of Community or any Community Subsidiary whose benefits under the Profit Sharing Plan, the Pension Plan, the TAPS Plan, and the NFPP, or any combination of such plans, are limited by Section 415 of the Code, or whose compensation that may be considered for the purposes of such plans is limited by Section 401(a)(17) of the Code, to participate in the Norwest Financial Pension Excess Benefit Plan or the Norwest Financial Thrift and Profit Sharing Excess Benefit Plan (the "Excess Plans"); and

         (xii) will cause benefits payable to any such employee referred to in clause (xi) under the Excess Plans to be calculated on the basis of the benefits that would have been payable to such employee under the Profit Sharing Plan, the Pension Plan, the TAPS Plan, and the NFPP but for such limitations, and not solely on the basis of the benefits that would have been payable to such employee under the TAPS Plan and the NFPP.

     Notwithstanding anything to the contrary in clauses (i) through (xii) of this paragraph 5(l), following the Effective Time of the Merger Norwest may make such amendments to each Community Plan as may be required by law or as may be necessary to maintain such plan's qualified or other status under the Code. Norwest acknowledges that employees of Community and Community Subsidiares will enroll or continue participation in various welfare benefit plans maintained by Community prior to the Effective Time of the Merger, and Norwest will cause such plans to be maintained following the Effective Time of the Merger until such time as it is administratively feasible to provide coverage for such employees under Norwest's welfare benefit plans and discontinue coverage under such Community welfare benefit plans.

     (m) Norwest shall provide to Community a copy of its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1993 promptly after such Quarterly Report shall have been prepared and filed with the SEC.

     6. CONDITIONS PRECEDENT TO OBLIGATION OF COMMUNITY. The obligation of Community to effect the Merger shall be subject to the satisfaction at or before the Time of Filing of the following further conditions, which may be waived in writing by Community:

     (a) Except to the extent such representations and warranties are by their express provisions made as of a specified date, the representations and warranties contained in paragraph 3 hereof shall be true and correct in all respects material to Norwest and its subsidiaries taken as a whole as if made at the Time of Filing.

     (b) Norwest shall have, or shall have caused to be, performed and observed in all material respects all covenants, agreements and conditions hereof to be performed or observed by it at or before the Time of Filing.

     (c) Community shall have received a favorable certificate, dated as of the Effective Date of the Merger, signed by the Chairman, the President or any Executive Vice President or Senior Vice President and by the Secretary or Assistant Secretary of Norwest, as to the matters set forth in subparagraphs
(a) and (b) of this paragraph 6.

     (d) This Agreement and the Merger Agreement shall have been approved by the affirmative vote of the holders of the percentage of the outstanding shares of Community required for approval of a plan of merger in accordance with the provisions of Community's Articles of Incorporation and the Minnesota Business Corporation Act.

     (e) Community and Norwest shall have received approval by such governmental agencies as may be required by law of the transactions contemplated by this Agreement and the Merger Agreement, the failure to obtain of which would have a material adverse effect on the ownership by Norwest of Community or its Subsidiaries following the Merger and all waiting periods prescribed by applicable law or regulation shall have expired.

     (f) No court or governmental authority of competent jurisdiction shall have issued an order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement.

     (g) The shares of Norwest Common Stock to be delivered to the stockholders of Community pursuant to this Agreement and the Merger Agreement shall have been authorized for listing on the New York Stock Exchange and the Chicago Stock Exchange upon official notice of issuance.

     (h) Community shall have received an opinion, dated the Closing Date, of counsel to Community, substantially to the effect that, for federal income tax purposes: (i) the Merger will constitute a reorganization within the meaning of Sections 368(a)(1)(A) of the Code; (ii) no gain or loss will be recognized by the holders of Community Common Stock upon receipt of Norwest Common Stock except for cash received in lieu of fractional shares; (iii) the basis of the Norwest Common Stock received by the shareholders of Community will be the same as the basis of Community Common Stock exchanged therefor; and (iv) the holding period of the shares of Norwest Common Stock received by the shareholders of Community will include the holding period of the Community Common Stock, provided such shares of Community Common Stock were held as a capital asset as of the Effective Time of the Merger.

     (i) The Registration Statement (as amended or supplemented) shall have become effective under the Securities Act and shall not be subject to any stop order, and no action, suit, proceeding or investigation by the SEC to suspend the effectiveness of the Registration Statement shall have been initiated and be continuing, or have been threatened and be unresolved. Norwest shall have received all state securities law or Blue Sky authorizations necessary to carry out the transactions contemplated by this Agreement.

     7. CONDITIONS PRECEDENT TO OBLIGATION OF NORWEST. The obligation of Norwest to effect the Merger shall be subject to the satisfaction at or before the Time of Filing (except in the case of the conditions stated in 7(q), which must be satisfied on or before the Effective Date of Merger be in any event, before the Effective Time of Merger) of the following conditions, which may be waived in writing by Norwest:

     (a) Except to the extent such representations and warranties are by their express provisions made as of a specified date, the representations and warranties contained in paragraph 2 hereof shall be true and correct in all respects material to Community or any Community Subsidiary as if made at the Time of Filing.

     (b) Community shall have, or shall have caused to be, performed and observed in all material respects all covenants, agreements and conditions hereof to be performed or observed by it at or before the Time of Filing.

     (c) This Agreement and the Merger Agreement shall have been approved by the affirmative vote of the holders of the percentage of the outstanding shares of Community required for approval of a plan of merger in accordance with the provisions of Community's Articles of Incorporation and the Minnesota Business Corporation Act.

     (d) Norwest shall have received a favorable certificate dated as of the Effective Date of the Merger signed by the Chairman or President and by the Secretary or Assistant Secretary of Community, as to the matters set forth in subparagraphs (a) through (c) of this paragraph 7.

     (e) Norwest and Community shall have received approval by all governmental agencies as may be required by law of the transactions contemplated by this Agreement and the Merger Agreement, the failure to obtain of which would have a material adverse effect on the ownership by Norwest of Community or its Subsidiaries following the Merger and all waiting periods prescribed by applicable law or regulation shall have expired. No approvals, licenses or consents granted by any regulatory authority shall contain any condition or requirement relating to Community or any Community Subsidiary which would or would reasonably be expected to (i) so materially adversely impact the business, financial condition or results of operations of Community and its Subsidiaries taken as a whole or (ii) require Norwest or NFI to divest itself of any of its subsidiaries or operating units, so as to render unduly burdensome, in the reasonable good faith judgment of Norwest, the consummation of the Merger.

     (f) Community and each Community Subsidiary shall have obtained any and all consents or waivers from other parties to loan agreements, leases or other contracts required for the consummation of the Merger, and Community and each Community Subsidiary shall have obtained any and all permits, authorizations, consents, waivers and approvals required for the lawful consummation by it of the Merger.

     (g) No court or governmental authority of competent jurisdiction shall have issued an order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement.

     (h) The Merger shall qualify as a "pooling of interests" for accounting purposes and Norwest shall have received from both Norwest's and Community's Certified Public Accounts at KPMG Peat Marwick opinions to that effect.

     (i) At any time since the date hereof the total number of shares of Community Common Stock outstanding and subject to issuance upon exercise (assuming for this purpose that phantom shares and other share-equivalents constitute Community Common Stock) of all warrants, options, conversion rights, phantom shares or other share-equivalents, other than any option held by Norwest, shall not have exceeded 3,106,800.

     (j) The Registration Statement (as amended or supplemented) shall have become effective under the Securities Act and shall not be subject to any stop order, and no action, suit, proceeding or investigation by the SEC to suspend the effectiveness of the Registration Statement shall have been initiated and be continuing, or have been threatened or be unresolved. Norwest shall have received all state securities law or Blue Sky authorizations necessary to carry out the transactions contemplated by this Agreement.

     (k) Norwest shall have received from the Chief Executive Officer and Chief Financial Officer of Community a letter, dated as of the effective date of the Registration Statement and updated through the date of Closing, in form and substance satisfactory to Norwest, to the effect that:

         (i) the interim quarterly financial statements of Community included or incorporated by reference in the Registration Statement are prepared in accordance with generally accepted accounting principles applied on a basis consistent with the audited financial statements of Community;

         (ii) the amounts reported in the interim quarterly financial statements of Community agree with the general ledger of Community;

         (iii) the annual and quarterly financial statements of Community and the Community Subsidiaries included in, or incorporated by reference in, the Registration Statement comply as to form in all material respects with the applicable accounting requirements of the Securities Act and the published rules and regulations thereunder.

         (iv) from September 30, 1993 (or, if later, since the date of the most recent unaudited consolidated financial statements of Community and the Community Subsidiaries as may be included in the Registration Statement) to a date 5 days prior to the effective date of the Registration Statement or 5 days prior to the Closing, there are no increases in long-term debt, changes in the capital stock or decreases in stockholders' equity of Community and the Community Subsidiaries, except in each case for de minimis changes, increases or decreases, changes, increases or decreases which occur in the ordinary course of Community's business, or as a result of the declaration and payment of the dividends described in Section 4(b) hereof or which the Registration Statement discloses have occurred or may occur or which are described in such letters. For the same period, there have been no decreases in consolidated net interest income, consolidated net interest income after provision for credit losses, consolidated income before income taxes, consolidated net income and net income per share amounts of Community and the Community Subsidiaries, or in income before equity in undistributed income of subsidiaries, in each case as compared with the comparable period of the preceding year, except in each case for de minimis changes, increases or decreases, changes, increases or decreases which occur in the ordinary course of Community's business, or as a result of the declaration and payment of the dividends described in Section 4(b) hereof or which the Registration Statement discloses have occurred or may occur or which are described in such letters;

         (v) they have reviewed certain amounts, percentages, numbers of shares and financial information which are derived from the general accounting records of Community and the Community Subsidiaries, which appear in the Registration Statement under the certain captions to be specified by Norwest, and have compared certain of such amounts, percentages, numbers and financial information with the accounting records of Community and the Community Subsidiaries and have found them to be in agreement with financial records and analyses prepared by Community included in the annual and quarterly financial statements, except as disclosed in such letters.

     (l) Community and the Community Subsidiaries considered as a whole shall not have sustained since December 31, 1992 any material loss or material interference with their business from any civil disturbance or any fire, explosion, flood or other calamity, not covered by insurance.

     (m) There shall be no reasonable basis for any proceeding, claim or action of any nature seeking to impose, or that could reasonably be expected to result in the imposition on Community or any Community Subsidiary of, any material liability arising from the release of hazardous substances under any local, state or federal environmental statute, regulation or ordinance including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 as amended.

     (n) No change shall have occurred and no circumstances shall exist which might reasonably be expected to have a material adverse effect on the financial condition, results of operations, business or prospects of Community and the Community Subsidiaries taken as a whole (other than changes in consumer finance laws or regulations, or interpretations thereof, that affect the consumer finance industry generally, changes in the general level of interest rates, changes required by Norwest under this Agreement, or changes required by the FASB, generally accepted accounting principles or by KPMG Peat Marwick).

     (o) Norwest and Ernest F. Dorn, Jr. ("Dorn") shall have entered into a mutually satisfactory employment agreement under which Dorn will continue to be employed by Community for at least three (3) years after the Effective Date of Merger.

     (p) Ernest F. Dorn, Sr. and Ernest F. Dorn, Jr. shall have executed and delivered to Norwest an Indemnification Agreement in form and substance as Exhibit C hereto.

     (q) Any accounting adjustments requested by Norwest pursuant to paragraph 4(k) shall have been made and any dividend requested by Norwest pursuant to paragraph 11 shall have been declared and paid.

     8.  TERMINATION OF AGREEMENT.

     (a) This Agreement may be terminated at any time prior to the Time of
Filing:

         (i) by mutual written consent of the parties hereto;

         (ii) by either of the parties hereto upon written notice to the other party if the Merger shall not have been consummated by April 1, 1994 unless such failure of consummation shall be due to the failure of the party seeking to terminate to perform or observe in all material respects the covenants and agreements hereof to be performed or observed by such party;

         (iii) by Community or Norwest upon written notice to the other party if any court or governmental authority of competent jurisdiction shall have issued a final order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

         (iv) by Norwest if there has been a misrepresentation or breach in any material respect on the part of Community in the representations and warranties of Community set forth herein and such breach or misrepresentation, after due notice, has not been corrected, or if, after due notice, there has been a failure on the part of Community to comply in any material respect with its agreements or covenants hereunder;

         (v) by Community if there has been a misrepresentation or breach in any material respect on the part of Norwest in the representations and warranties of Norwest set forth herein and such breach or misrepresentation, after due notice, has not been corrected, or if, after due notice, there has been a failure on the part of Norwest to comply in any material respect with its agreements or covenants hereunder;

         (vi) by Norwest or Community if the employment agreement referred to in paragraph 7(o) is not executed concurrently with this Agreement;

         (vii) by Community during the period commencing on the day the Board of Governors of the Federal Reserve System issues an order approving consummation of the Merger (the "Fed Approval Date") and ending 15 days after the Fed Approval Date or on the day before the Closing Date, whichever occurs sooner, if both of the following conditions are satisfied:

               (A) the average of the daily closing prices of a share of Norwest Common Stock as reported on the consolidated tape of the NYSE during the period of 20 trading days ending at the end of the third trading day immediately preceding the Fed Approval Date (the "Norwest Average Price") is less than $20.00; and

               (B) the number obtained by dividing the Norwest Average Price by the closing price of Norwest Common Stock on the trading day immediately preceding the date of this Agreement is less than the number obtained by dividing the Final Index Price (as defined in subparagraph (c) below) by the Initial Index Price (as defined in subparagraph (c) below) and subtracting .20 from such quotient;

         (viii) by Norwest if the Indemnification Agreement in form and substance as Exhibit C hereto and the voting letters in form and substance as Exhibit D hereto are not executed by Ernest F. Dorn, Sr. and Ernest F. Dorn, Jr. before or concurrently with this Agreement; or

         (ix) by Norwest or Community if an employment agreement between Norwest and Ernest F. Dorn, Sr. is not executed before or concurrently with this Agreement.

     (b) Termination of this Agreement under this paragraph 8 shall not release, or be construed as so releasing, either party hereto from any liability or damage to the other party hereto arising out of the breaching party's wilful and material breach of the warranties and representations made by it, or wilful and material failure in performance of any of its covenants, agreements, duties or obligations arising hereunder, and the obligations under paragraph 4(g), 5(h) and 9 shall survive such termination.

     (c) For purposes of this paragraph 8:

         (i) The "Index Group" shall mean all of those companies listed on Exhibit E the common stock of which is publicly traded and as to which there is no pending publicly announced proposal at any time during the period of 20 trading days described in paragraph 8(vii)(A) above for such company to be acquired or to acquire another company in exchange for stock. In the event that any such company or companies are so removed from the Index Group, the weights attributed to the remaining companies shall be adjusted proportionately.

         (ii) The "Initial Index Price" shall mean the weighted average (weighted in accordance with the factors listed on Exhibit E) of the closing prices on November 22, 1993 of the companies comprising the Index Group.

         (iii) The "Final Price" of any company belonging to the Index Group shall mean the average of the daily closing sale prices of a share of common stock of such company, as reported in the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, during the period of 20 trading days described in paragraph 8(vii)(A) above.

         (iv) The "Final Index Price" shall mean the weighted average (weighted in accordance with the factors listed on Exhibit E) of the Final Prices for all of the companies comprising the Index Group.

     If Norwest or any company belonging to the Index Group declares a stock dividend or effects a reclassification, recapitalization, stock split, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Fed Approval Date, the closing prices for the common stock of such company shall be appropriately adjusted for the purposes of the definitions above so as to be comparable to the price on the date of this Agreement.

     9. EXPENSES. All expenses in connection with this Agreement and the transactions contemplated hereby, including without limitation legal and accounting fees incurred by Community and Community Subsidiaries shall be borne by Community, and all such expenses incurred by Norwest shall be borne by Norwest.

    10. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but shall not be assignable by either party hereto without the prior written consent of the other party hereto.

    11. DIVIDEND TO BE PAID. If Norwest so requests, Community will, on (or at Community's option before) the Effective Date of Merger, cause its wholly-owned subsidiary, Scott Life Insurance Company, to declare and pay a dividend to Community of up to $2.3 million.

    12. NOTICES. Any notice or other communication provided for herein or given hereunder to a party hereto shall be in writing and shall be delivered in person or by telephone facsimile or shall be mailed by overnight courier or first class registered or certified mail, postage prepaid, in any case addressed as follows:

     If to Norwest:

          Norwest Corporation
          Sixth and Marquette
          Minneapolis, Minnesota  55479-1026
          Attention:  Secretary

       and

          Norwest Financial, Inc.
          206 8th Street
          Des Moines, Iowa  50309
          Attention:  General Counsel



     If to Community:

          Community Credit Co.
          3101 W. 69th St.
          Edina, Minnesota  55435
          Attention:  Ernest F. Dorn, Jr.

     and

         MacKall, Crounse & Moore
         1600 TCF Tower
         121 South Eighth Street
         Minneapolis, Minnesota  55402-2859
         Attention:  Leslie H. Novak, Esq.

or to such other address with respect to a party as such party shall notify the other in writing as above provided.

    13. COMPLETE AGREEMENT. This Agreement and the Merger Agreement and the Exhibits and Schedules attached hereto, which by this reference are made an integral part hereof, contain the complete agreement between the parties hereto with respect to the Merger and other transactions contemplated hereby and supersede all prior agreements and understandings between the parties hereto with respect thereto.

    14. CAPTIONS. The captions contained in this Agreement are for convenience of reference only and do not form a part of this Agreement.

    15. WAIVER AND OTHER ACTION. Either party hereto may, by a signed writing, give any consent, take any action pursuant to paragraph 8 hereof or otherwise, or waive any inaccuracies in the representations and warranties by the other party and compliance by the other party with any of the covenants and conditions herein.

    16. AMENDMENT. At any time before the Time of Filing, the parties hereto, by action taken by their respective Boards of Directors or pursuant to authority delegated by their respective Boards of Directors, may amend this Agreement; provided, however, that no amendment after approval by the shareholders of Community shall be made which changes in a manner adverse to such shareholders the consideration to be provided to said shareholders pursuant to this Agreement and the Merger Agreement.

    17. GOVERNING LAW. This Agreement shall be construed and enforced in accordance with the laws of the State of Minnesota.

    18. PUBLIC STATEMENTS. Neither Community nor Norwest will, except as required by law or regulation (in which case, the disclosing party will notify the other party at least 48 hours prior to making such disclosure, unless, in the reasonable judgment of counsel for the disclosing party, immediate disclosure or disclosure before the expiration of such 48-hour period is required under applicable law), or with the prior written consent of the other party (which consent will not be unreasonably withheld or delayed), make any public disclosure, or permit any public disclosure to be made, regarding this Agreement or the Merger Agreement or the transactions contemplated hereby or thereby, provided that nothing herein shall prohibit either party from making any disclosure which is a communication directed to its employees or the employees of any of its affiliates.

    19. DEFINITIONAL TERM. As used in this Agreement, the term "to the best knowledge of Community" refers only to the best knowledge of the directors and officers of Community after they have made reasonable investigation or review where appropriate as to the truthfulness of the assertion they are making. In similar fashion, the term "to the best knowledge of Norwest" refers only to the directors and officers of Norwest (with respect to representations and warranties made in paragraph 3j, directors and officers of Norwest Financial, Inc.) after they have made reasonable investigation or review where appropriate as to the truthfulness of the assertion they are making.

    20. REPRESENTATIONS AND WARRANTIES. The representations and warranties contained in this Agreement (i) apply only to events occurring before the Merger or the termination of this Agreement; and (ii) shall survive the Effective Date of Merger only for an 18-month period beginning on the Effective Date of Merger for the limited purpose of determining the rights and remedies of Norwest and its successors and assigns under the Indemnification Agreement referred to in paragraph 7(p). Except as set forth in paragraph 8(b), no representation or warranty contained in this Agreement shall survive the termination of this Agreement.

    21. THIRD PARTIES. Nothing in this Agreement shall be construed to create contractual rights in favor of (i) shareholders of Community or Norwest;
(ii) Community against any directors, officers, shareholders, employees or agents of Norwest; (iii) Norwest against any directors, officers, shareholders, employees or agents of Community, except the rights of Norwest under the Indemnification Agreement referred to in paragraph 7(p). Nothing in this paragraph 21 shall be construed to take away or limit any common law or statutory rights of any persons or entities.

    22. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute but one instrument.


     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


NORWEST CORPORATION                    COMMUNITY CREDIT CO.


By:  /s/Richard M. Kovacevich          By:  /s/Ernest F. Dorn, Jr.
   ------------------------------         ---------------------------

Its:  President and                    Its:  Chairman
      Chief Executive Officer

                                                                       EXHIBIT A

                          AGREEMENT AND PLAN OF MERGER
                                    Between
                              Community Credit Co.
                            a Minnesota corporation
                          (the surviving corporation)
                                      and
                                   MERGER CO.
                          a -------------- corporation
                            (the merged corporation)


     This Agreement and Plan of Merger dated as of -------------, 1993, between Community Credit Co., a Minnesota corporation (hereinafter sometimes called "Community" and sometimes called the "surviving corporation") and MERGER CO., a
- ---------------- corporation ("Merger Co.") (said corporations being hereinafter sometimes referred to as the "constituent corporations"),

     WHEREAS, Merger Co., a wholly-owned subsidiary of Norwest Corporation, was incorporated by Articles of Incorporation filed in the office of the Secretary of State of the State of -------------- on --------------, 1993, and said corporation is now a corporation subject to and governed by the provisions of the --------------- Business Corporation Act. Merger Co. has authorized capital stock of -------- shares of common stock having a par value of $1.00 per share ("Merger Co. Common Stock"), of which ------- shares were outstanding as of the date hereof; and

     WHEREAS, Community was incorporated by Articles of Incorporation filed in the office of the Secretary of State of the State of Minnesota on December 3, 1946 and said corporation is now a corporation subject to and governed by the provisions of the Minnesota Business Corporation Act. Community has authorized capital stock of 8,000,000 shares of Common Stock, par value $1.00 per share ("Community Common Stock") of which 3,089,800 shares were outstanding and no shares were held in the treasury as of September 30, 1993; and

     WHEREAS, Norwest Corporation and Community are parties to an Agreement and Plan of Reorganization dated as of ---------------, 1993 (the "Reorganization Agreement"), setting forth certain representations, warranties and covenants in connection with the merger provided for herein; and

     WHEREAS, the directors, or a majority of them, of each of the constituent corporations respectively deem it advisable for the welfare and advantage of said corporations and for the best interests of the respective shareholders of said corporations that said corporations merge and that Merger Co. be merged with and into Community, with Community continuing as the surviving corporation, on the terms and conditions hereinafter set forth in accordance with the provisions of the Minnesota Business Corporation Act, which statute permits such merger; and

     WHEREAS, it is the intent of the parties to effect a merger which qualifies as a tax-free reorganization pursuant to Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended;

     NOW, THEREFORE, the parties hereto, subject to the approval of the shareholders of Merger Co., in consideration of the premises and of the mutual covenants and agreements contained herein and of the benefits to accrue to the parties hereto, have agreed and do hereby agree that Merger Co. shall be merged with and into Community pursuant to the laws of the State of Minnesota, and do hereby agree upon, prescribe and set forth the terms and conditions of the merger of Merger Co. with and into Community, the mode of carrying said merger into effect, the manner and basis of converting the shares of Community Common Stock into shares of common stock of Norwest of the par value of $1-2/3 per share ("Norwest Common Stock"), and such other provisions with respect to said merger as are deemed necessary or desirable, as follows:

     FIRST: At the time of merger Merger Co. shall be merged with and into Community, one of the constituent corporations, which shall be the surviving corporation, and the separate existence of Merger Co. shall cease and the name of the surviving corporation shall continue to be Community Credit Co.

     SECOND: The Articles of Incorporation of Community at the time of merger shall be and remain the Articles of Incorporation of the surviving corporation until further amended according to law.

     THIRD: The By-Laws of Community at the time of merger shall be amended as set forth below and, as so amended, shall be the By-Laws of the surviving corporation until further amended according to the provisions of the Articles of Incorporation of the surviving corporation or of said By-Laws:

AMENDMENT TO BY-LAWS                                                 RESOLVED,
that Article III, Section 3.02 of the by-laws of this corporation be and the same hereby is stricken and that the following be and the same hereby is inserted in lieu thereof:

          "The number of directors shall be three. Each director shall hold office until the next succeeding annual meeting of the shareholders and until his successor shall have been elected and shall qualify, or until his death, resignation or removal. Directors need not be residents of the state of incorporation nor shareholders of the corporation unless required by law."

     FOURTH: The directors of Merger Co. at the time of merger shall be the persons listed below, which persons shall remain the directors of the surviving corporation and shall hold office from the time of merger until their respective successors are elected and qualify:

          Steve R. Wagner
          Gary M. Poetting
          Faye L. Kunz

     FIFTH: The officers of Merger Co. at the time of merger shall be the persons listed below, which persons shall remain the officers of the surviving corporation and shall hold office from the time of merger until their respective successors are elected or appointed and qualify:

          E. F. Dorn, Jr.            -  President
          E. F. Dorn, Sr.            -  Executive Vice President
          Kenneth D. Noel            -  Senior Vice President
          J. R. Fisher               -  Senior Vice President
          D. L. Abbott               -  Vice President
          J. R. Watson               -  Vice President
          Richard W. Harris          -  Vice President
          G. D. Lorenz               -  Vice President
          D. P. Losby                -  Vice President
          J. J. O'Toole              -  Vice President
          Gary M. Poetting           -  Vice President
          Doug Seeley                -  Vice President
          Eric T. Torkelson          -  Vice President
          Steve R. Wagner            -  Vice President
          J. M. Viens                -  Vice President
          C. F. Smith                -  Vice President
          Robert Hurzler             -  Assistant Vice President
          Keith Jacobson             -  Assistant Vice President
          Denise J.A. Holck          -  Treasurer
          John C. Demro              -  Assistant Treasurer - Tax
          J. Daniel Vandermark, Jr.  -  Assistant Treasurer - Tax
          Faye L. Kunz               -  Assistant Secretary
          Linda J. Walter            -  Assistant Secretary

     SIXTH: The manner and basis of converting the shares of Community Common Stock into shares of Norwest Common Stock shall be as follows:

     1. Each of the shares of Community Common Stock outstanding immediately prior to the time of merger (other than shares as to which statutory dissenters' rights have been exercised) shall at the time of merger, by virtue of the merger and without any action on the part of the holder or holders thereof, be converted into and exchanged for the number of shares of Norwest Common Stock determined by dividing the aggregate number of 3,727,000 shares of Norwest Common Stock by the total number of shares of Community Common Stock outstanding immediately prior to the time of merger.

     2. As soon as practicable after the merger becomes effective, each holder of a certificate for shares of Community Common Stock outstanding immediately prior to the time of merger shall be entitled, upon surrender of such certificate for cancellation to the surviving corporation or to Norwest Bank Minnesota, National Association, as the designated agent of the surviving corporation (the "Agent"), to receive a new certificate for the number of whole shares of Norwest Common Stock to which such holder shall be entitled on the basis set forth in paragraph 1 above. Until so surrendered each certificate which, immediately prior to the time of merger, represented shares of Community Common Stock shall not be transferable on the books of the surviving corporation but shall be deemed to evidence the right to receive the number of whole shares of Norwest Common Stock into which such shares of Community Common Stock have been converted on the basis above set forth; provided, however, until the holder of such certificate for Community Common Stock shall have surrendered the same for exchange as above set forth, no dividend payable to holders of record of Norwest Common Stock as of any date subsequent to the effective date of merger shall be paid to such holder with respect to the Norwest Common Stock, if any, represented by such certificate, but, upon surrender and exchange thereof as herein provided, there shall be paid by the surviving corporation or the Agent to the record holder of such certificate for Norwest Common Stock issued in exchange therefor an amount with respect to such shares of Norwest Common Stock equal to all dividends that shall have been paid or become payable to holders of record of Norwest Common Stock between the effective date of merger and the date of such exchange.

     3. If between the date of the Reorganization Agreement and the time of merger, shares of Norwest Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, stock split, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereon shall be declared with a record date within such period, then the number of shares of Norwest Common Stock, if any, into which a share of Community Common Stock shall be converted on the basis above set forth, will be appropriately and proportionately adjusted so that the number of such shares of Norwest Common Stock into which a share of Community Common Stock shall be converted will equal the number of shares of Norwest Common Stock which the holders of shares of Community Common Stock would have received pursuant to such reclassification, recapitalization, stock split, split-up, combination, exchange of shares or readjustment, or stock dividend had the record date therefor been immediately following the time of merger.

     4. No fractional shares of Norwest Common stock and no scrip certificates therefor shall be issued to represent any such fractional interest, and any holder of a fractional interest shall be paid an amount of cash equal to the product obtained by multiplying the fractional share interest to which such holder is entitled by the average of the closing prices of a share of Norwest Common Stock as reported by the consolidated tape of the New York Stock Exchange for each of the five (5) trading days immediately preceding the time of merger.

     5. Each share of Merger Co. Common Stock issued and outstanding at the time of merger shall be converted into and exchanged for shares of the surviving corporation after the time of merger.

     SEVENTH: The merger provided for by this Agreement shall be effective as follows:

     1. The effective date of merger shall be the date on which Articles of Merger (as described in subparagraph 1(b) of this Article Seventh) shall be delivered to and filed by the Secretary of State of the State of Minnesota or such other date as may be specified as the effective date in the Articles of Merger; provided, however, that all of the following actions shall have been taken in the following order:

          a. This Agreement shall be approved and adopted on behalf of Merger Co. and Community in accordance with the Minnesota Business Corporation Act; and

          b. Articles of Merger (with this Agreement attached as part thereof) with respect to the merger, setting forth the information required by the Minnesota Business Corporation Act, shall be executed by the President or a Vice President of Merger Co. and by the Secretary or an Assistant Secretary of Merger Co., and by the President or a Vice President of Community and by the Secretary or an Assistant Secretary of Community, and shall be filed in the office of the Secretary of State of the State of Minnesota in accordance with the Minnesota Business Corporation Act.

     2. The merger shall become effective as of 11:59 p.m. (the "time of merger") on the effective date of merger.

     EIGHTH:  At the time of merger:

     1. The separate existence of Merger Co. shall cease, and the corporate existence and identity of Community shall continue as the surviving corporation.

     2. The merger shall have the other effects prescribed by Section 302A.641 of the Minnesota Business Corporation Act.

     NINTH: The following provisions shall apply with respect to the merger provided for by this Agreement:

     1. The registered office of the surviving corporation in the State of Minnesota shall be 3101 W. 69th Street, Edina, Minnesota 55435.

     2. If at any time the surviving corporation shall consider or be advised that any further assignment or assurance in law or other action is necessary or desirable to vest, perfect or confirm in the surviving corporation the title to any property or rights of Merger Co. acquired or to be acquired as a result of the merger provided for herein, the proper officers and directors of Community and Merger Co. may execute and deliver such deeds, assignments and assurances in law and take such other action as may be necessary or proper to vest, perfect or confirm title to such property or right in the surviving corporation and otherwise carry out the purposes of this Agreement.

     3. For the convenience of the parties and to facilitate the filing of this Agreement, any number of counterparts hereof may be executed and each such counterpart shall be deemed to be an original instrument.

     4. This Agreement and the legal relations among the parties hereto shall be governed by and construed in accordance with the laws of the State of Minnesota.

     5. This Agreement cannot be altered or amended except pursuant to an instrument in writing signed by both of the parties hereto.

     6. At any time prior to the filing of Articles of Merger with the Secretary of State of the State of Minnesota, this Agreement may be terminated under the terms and conditions set forth in the Reorganization Agreement upon approval by the Boards of Directors of either of the constituent corporations notwithstanding the approval of the shareholders of either constituent corporation.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be signed in their respective corporate names by the undersigned officers and their respective corporate seals to be affixed hereto, pursuant to authority duly given by their respective Boards of Directors, all as of the day and year first above written.

                                         COMMUNITY CREDIT CO.

                                         By:
                                             -----------------------------------
                                         Its:
                                              ----------------------------------

(Corporate Seal)

Attest:

- -------------------------------------
           Secretary

                                         MERGER CO.

                                         By:
                                             -----------------------------------
                                         Its:
                                              ----------------------------------

(Corporate Seal)

Attest:

- -------------------------------------
           Secretary

                                   APPENDIX B

                         MINNESOTA DISSENTERS' RIGHTS:
                         SECTIONS 302A.471 AND 302A.473
                   OF THE MINNESOTA BUSINESS CORPORATIONS ACT

                                   APPENDIX B

Minnesota Dissenters' Rights: Sections 302A.471 and 302A.473 of the Minnesota Business Corporations Act

     302A.471 RIGHTS OF DISSENTING SHAREHOLDERS.--Subdivision 1. Actions creating rights. A shareholder of a corporation may dissent from, and obtain payment for the fair value of the shareholder's shares in the event of, any of the following corporate actions:
     (a) An amendment of the articles that materially and adversely affects the rights or preferences of the shares of the dissenting shareholder in that it:
     (1)  alters or abolishes a preferential right of the shares;
     (2) creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares;
     (3) alters or abolishes a preemptive right of the holder of the shares to acquire shares, securities other than shares, or rights to purchase shares or securities other than shares;
     (4) excludes or limits the right of a shareholder to vote on a matter, or to cumulate votes, except as the right may be excluded or limited through the authorization or issuance of securities of an existing or new class or series with similar or different voting rights; except that an amendment to the articles of an issuing public corporation that provides that section 302A.671 does not apply to a control share acquisition does not give rise to the right to obtain payment under this section;
     (b) A sale, lease, transfer, or other disposition of all or substantially all of the property and assets of the corporation not made in the usual or regular course of its business, but not including a disposition in dissolution described in section 302A.725, subdivision 2, or a disposition pursuant to an order of a court, or a disposition for cash on terms requiring that all or substantially all of the net proceeds of disposition be distributed to the shareholders in accordance with their respective interests within one year after the date of disposition;
     (c) A plan of merger, whether under this chapter or under chapter 322B, to which the corporation is a party, except as provided in subdivision 3;
     (d) A plan of exchange, whether under this chapter or under chapter 322B, to which the corporation is a party as the corporation whose shares will be acquired by the acquiring corporation, if the shares of the shareholder are entitled to be voted on the plan; or
     (e) Any other corporate action taken pursuant to a shareholder vote with respect to which the articles, the bylaws, or a resolution approved by the board directs that dissenting shareholders may obtain payment for their shares.
     Subd. 2. Beneficial owners. (a) A shareholder shall not assert dissenters' rights as to less than all of the shares registered in the name of the shareholder, unless the shareholder dissents with respect to all the shares that are beneficially owned by another person but registered in the name of the shareholder and discloses the name and address of each beneficial owner on whose behalf the shareholder dissents. In that event, the rights of the dissenter shall be determined as if the shares as to which the shareholder has dissented and the other shares were registered in the names of different shareholders.
     (b) A beneficial owner of shares who is not the shareholder may assert dissenters' rights with respect to shares held on behalf of the beneficial owner, and shall be treated as a dissenting shareholder under the terms of this section and section 302A.473, if the beneficial owner submits to the corporation at the time of or before the assertion of the rights a written consent of the shareholder.
     Subd. 3. Rights not to apply. Unless the articles, the bylaws, or a resolution approved by the board otherwise provide, the right to obtain payment under this section does not apply to a shareholder of the surviving corporation in a merger, if the shares of the shareholder are not entitled to be voted on the merger.
     Subd. 4. Other rights. The shareholders of a corporation who have a right under this section to obtain payment for their shares do not have a right at law or in equity to have a corporate action described in subdivision 1 set aside or rescinded, except when the corporate action is fraudulent with regard to the complaining shareholder or the corporation.

     302A.473 PROCEDURES FOR ASSERTING DISSENTERS' RIGHTS.--Subdivision 1. Definitions. (a) For purposes of this section, the terms defined in this subdivision have the meanings given them.
     (b) "Corporation" means the issuer of the shares held by a dissenter before the corporate action referred to in section 302A.471, subdivision 1 or the successor by merger of that issuer.
     (c) "Fair value of the shares" means the value of the shares of a corporation immediately before the effective date of the corporate action referred to in section 302A.471, subdivision 1.
     (d) "Interest" means interest commencing five days after the effective date of the corporate action referred to in section 302A.471, subdivision 1 up to and including the date of payment, calculated at the rate provided in section 549.09 for interest on verdicts and judgments.
     Subd. 2. Notice of action. If a corporation calls a shareholder meeting at which any action described in section 302A.471, subdivision 1 is to be voted upon, the notice of the meeting shall inform each shareholder of the right to dissent and shall include a copy of section 302A.471 and this section and a brief description of the procedure to be followed under these sections.
     Subd. 3. Notice of dissent. If a proposed action must be approved by the shareholders, a shareholder who wishes to exercise dissenters' rights must file with the corporation before the vote on the proposed action a written notice of intent to demand the fair value of the shares owned by the shareholder and must not vote the shares in favor of the proposed action.
     Subd. 4. Notice of procedure; deposit of shares. (a) After the proposed action has been approved by the board and, if necessary, the shareholders, the corporation shall send to all shareholders who have complied with subdivision 3 and to all shareholders entitled to dissent if no shareholder vote was required, a notice that contains:
     (1) The address to which a demand for payment and certificates of certificated shares must be sent in order to obtain payment and the date by which they must be received;
     (2) Any restrictions on transfer of uncertificated shares that will apply after the demand for payment is received;
     (3) A form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the shares or an interest in them and to demand payment; and

     (4) A copy of section 302A.471 and this section and a brief description of the procedures to be followed under these sections.
     (b) In order to receive the fair value of the shares, a dissenting shareholder must demand payment and deposit certificated shares or comply with any restrictions on transfer of uncertificated shares within 30 days after the notice was given, but the dissenter retains all other rights of a shareholder until the proposed action takes effect.
     Subd. 5.  Payment; return of shares.  (a)  After the corporate action takes effect, or after the corporation receives a valid demand for payment, whichever is later, the corporation shall remit to each dissenting shareholder who has complied with subdivisions 3 and 4 the amount the corporation estimates to be the fair value of the shares, plus interest, accompanied by:
     (1) the corporation's closing balance sheet and statement of income for a fiscal year ending not more than 16 months before the effective date of the corporate action, together with the latest available interim financial statements;
     (2) an estimate by the corporation of the fair value of the shares and a brief description of the method used to reach the estimate; and
     (3) a copy of section 302A.471 and this section, and a brief description of the procedure to be followed in demanding supplemental payment.
     (b) The corporation may withhold the remittance described in paragraph (a) from a person who was not a shareholder on the date the action dissented from was first announced to the public or who is dissenting on behalf of a person who was not a beneficial owner on that date.  If the dissenter has complied with subdivisions 3 and 4, the corporation shall forward to the dissenter the materials described in paragraph (a), a statement of the reason for withholding the remittance, and an offer to pay to the dissenter the amount listed in the materials if the dissenter agrees to accept that amount in full satisfaction. The dissenter may decline the offer and demand payment under subdivision 6. Failure to do so entitles the dissenter only to the amount offered. If the dissenter makes demand, subdivisions 7 and 8 apply.
     (c) If the corporation fails to remit payment within 60 days of the deposit of certificates or the imposition of transfer restrictions on uncertificated shares, it shall return all deposited certificates and cancel all transfer restrictions.  However, the corporation may again give notice under subdivision 4 and require deposit or restrict transfer at a later time.
     Subd. 6. Supplemental payment; demand. If a dissenter believes that the amount remitted under subdivision 5 is less than the fair value of the shares plus interest, the dissenter may give written notice to the corporation of the dissenter's own estimate of the fair value of the shares, plus interest, within 30 days after the corporation mails the remittance under subdivision 5, and demand payment of the difference. Otherwise, a dissenter is entitled only to the amount remitted by the corporation.

     Subd. 7. Petition; determination. If the corporation receives a demand under subdivision 6, it shall, within 60 days after receiving the demand, either pay to the dissenter the amount demanded or agreed to by the dissenter after discussion with the corporation or file in court a petition requesting that the court determine the fair value of the shares, plus interest. The petition shall be filed in the county in which the registered office of the corporation is located, except that a surviving foreign corporation that receives a demand relating to the shares of a constituent domestic corporation shall file the petition in the county in this state in which the last registered office of the constituent corporation was located. The petition shall name as parties all dissenters who have demanded payment under subdivision 6 and who have not reached agreement with the corporation. The corporation shall, after filing the petition, serve all parties with a summons and copy of the petition under the rules of civil procedure. Nonresidents of this state may be served by registered or certified mail or by publication as provided by law. Except as otherwise provided, the rules of civil procedure apply to this proceeding. The jurisdiction of the court is plenary and exclusive. The court may appoint appraisers, with powers and authorities the court deems proper, to receive evidence on and recommend the amount of the fair value of the shares. The court shall determine whether the shareholder or shareholders in question have fully complied with the requirements of this section, and shall determine the fair value of the shares, taking into account any and all factors the court finds relevant, computed by any method or combination of methods that the court, in its discretion, sees fit to use, whether or not used by the corporation or by a dissenter. The fair value of the shares as determined by the court is binding on all shareholders, wherever located. A dissenter is entitled to judgment in cash for the amount by which the fair value of the shares as determined by the court, plus interest, exceeds the amount, if any, remitted under subdivision 5, but shall not be liable to the corporation for the amount, if any, by which the amount, if any, remitted to the dissenter under subdivision 5 exceeds the fair value of the shares as determined by the court, plus interest.
     Subd. 8. Costs; fees; expenses. (a) The court shall determine the costs and expenses of a proceeding under subdivision 7, including the reasonable expenses and compensation of any appraisers appointed by the court, and shall assess those costs and expenses against the corporation, except that the court may assess part or all of those costs and expenses against a dissenter whose action in demanding payment under subdivision 6 is found to be arbitrary, vexatious or not in good faith.
     (b) If the court finds that the corporation has failed to comply substantially with this section, the court may assess all fees and expenses of any experts or attorneys as the court deems equitable. These fees and expenses may also be assessed against a person who has acted arbitrarily, vexatiously, or not in good faith in bringing the proceeding, and may be awarded to a party injured by those actions.
     (c) The court may award, in its discretion, fees and expenses to an attorney for the dissenters out of the amount awarded to the dissenters, if any.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 20. Indemnification of Directors and Officers

    Section 145 of the Delaware General Corporation Law authorizes indemnification of directors and officers of a Delaware corporation under certain circumstances against expenses, judgments and the like in connection with an action, suit or proceeding. Article Fourteenth of the Certificate of Incorporation of Norwest Corporation ("Norwest") provides for broad indemnification of directors and officers of Norwest.


Item 21. Exhibits and Financial Statement Schedules

2     - Agreement and Plan of Merger dated as of November 23, 1993 between
        Community Credit Co. ("Community") and Norwest Corporation ("Norwest") (included in Proxy Statement-Prospectus as part of Appendix A).

3(a)  - Restated Certificate of Incorporation of Norwest, as amended
        (incorporated herein by reference to Exhibit 3(b) to Norwest's Current Report on Form 8-K dated June 28, 1993 (File No. 1-2979).

3(b) - Bylaws of Norwest, as amended (incorporated herein by reference to Exhibit 4(c) to Norwest's Quarterly Report on Form 10-Q for the quarter ended March 31, 1991 (File No. 1-2979)).

4(a) - Certificate of Designations of Powers, Preferences, and Rights relating to Norwest's 10.24% Cumulative Preferred Stock (incorporated by reference to Exhibit 4(a) to Norwest's Registration Statement No. 33-38806).

4(b) - Certificate of Designations of Powers, Preferences, and Rights relating to Norwest's Cumulative Convertible Preferred Stock, Series B (incorporated by reference to Exhibit 2 to Norwest's Form 8-A, filed on August 9, 1991 (File No. 1-2979)).

4(c)  - Rights Agreement, dated as of November 22, 1988, between Norwest and
        Citibank, N.A., including as Exhibit A the form of Certificate of Designation, Preferences and Rights setting forth the terms of the Series A Junior Participating Preferred Stock, without par value (incorporated herein by reference to Exhibit 1 to Norwest's Form 8-A filed on December 6, 1988 (File No. 1-2979)) and the Certificate of Adjustment pursuant to Section 12 of the Rights Agreement (incorporated herein by reference to Exhibit 3 to Form 8 filed on July 21, 1989 (File No. 1-2979)).

5     - Opinion of General Counsel of Norwest.                                *

8     - Form of Opinion of Mackall, Crounse & Moore.                          *

23(a) - Consent of General Counsel of Norwest (included as part of Exhibit 5 * filed herewith).

23(b) - Consent of Mackall, Crounse & Moore.                                   *

23(c) - Consent of KPMG Peat Marwick (relating to financial statements of
        Norwest).                                                              *

23(d) - Consent of KPMG Peat Marwick (relating to financial statements of
        Community).                                                            *

24    - Powers of Attorney.                                                    *

99    - Form of Proxy for Special Meeting of Stockholders of Community.        *

- ----------

*Filed herewith



Item 22. Undertakings

    (a) The undersigned Norwest hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to (i) include any prospectus required by section 10(a)(3) of the Securities Act of 1933, (ii) reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, and (iii) include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (b) The undersigned Norwest hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) The undersigned Norwest hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (d) The undersigned Norwest hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (e) The undersigned Norwest hereby undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), Norwest undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    (f) The undersigned Norwest hereby undertakes that every prospectus (i) that is filed pursuant to paragraph (e) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (g) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Norwest pursuant to the foregoing provisions, or otherwise, Norwest has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Norwest of expenses incurred or paid by a director, officer or controlling person of Norwest in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (h) The undersigned Norwest hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (i) The undersigned Norwest hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, on the 25th day of January, 1994.


                                       NORWEST CORPORATION


                                       By    /s/ Richard M. Kovacevich
                                         --------------------------------------
                                                 Richard M. Kovacevich
                                          President and Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on the 25th day of January, 1994, by the following persons in the capacities indicated:


    /s/ Richard M. Kovacevich          President and Chief Executive Officer
- -----------------------------------      (Principal Executive Officer)*
        Richard M. Kovacevich


    /s/ John T. Thornton               Executive Vice President and
- -----------------------------------      Chief Financial Officer
        John T. Thornton                 (Principal Financial Officer)


    /s/ Michael A. Graf                Senior Vice President and Controller
- -----------------------------------      (Principal Accounting Officer)
        Michael A. Graf

DAVID A. CHRISTENSEN                |
PIERSON M. GRIEVE                   |
FREDERIC C. HAMILTON                |
CHARLES M. HARPER                   |
N. BERNE HART                       |
WILLIAM A. HODDER                   |
GEORGE C. HOWE                      |
LLOYD P. JOHNSON                    |
REATHA CLARK KING                   |  A majority of the Board of Directors*
RICHARD M. KOVACEVICH               |
RICHARD S. LEVITT                   |
RICHARD D. McCORMICK                |
CYNTHIA H. MILLIGAN                 |
JOHN E. PEARSON                     |
IAN M. ROLLAND                      |
STEPHEN E. WATSON                   |
MICHAEL W. WRIGHT                   |

   *Richard M. Kovacevich, by signing his name hereto, does hereby sign this document on behalf of each of the directors named above pursuant to powers of attorney duly executed by such persons.


                                            /s/ Richard M. Kovacevich
                                       ---------------------------------------
                                                Richard M. Kovacevich
                                                  Attorney-in-Fact

                               INDEX TO EXHIBITS


Exhibit
Number      Description                                             Form of Filing
- ------      -----------                                             --------------
2         - Agreement and Plan of Merger dated as of November 23,
            1993 between Community Credit Co. ("Community") and
            Norwest Corporation ("Norwest") (included in Proxy
            Statement-Prospectus as part of Appendix A).

3(a)      - Restated Certificate of Incorporation of Norwest, as
            amended (incorporated herein by reference to Exhibit
            3(b) to Norwest's Current Report on Form 8-K dated
            June 28, 1993 (File No. 1-2979).

3(b)      - Bylaws of Norwest, as amended (incorporated herein by
            reference to Exhibit 4(c) to Norwest's Quarterly Report
            on Form 10-Q for the quarter ended March 31, 1991
            (File No. 1-2979)).

4(a)      - Certificate of Designations of Powers, Preferences,
            and Rights relating to Norwest's 10.24% Cumulative
            Preferred Stock (incorporated by reference to
            Exhibit 4(a) to Norwest's Registration Statement
            No. 33-38806).

4(b)      - Certificate of Designations of Powers, Preferences,
            and Rights relating to Norwest's Cumulative
            Convertible Preferred Stock, Series B (incorporated
            by reference to Exhibit 2 to Norwest's Form 8-A, filed
            on August 9, 1991 (File No. 1-2979)).

4(c)      - Rights Agreement, dated as of November 22, 1988,
            between Norwest and Citibank, N.A., including as
            Exhibit A the form of Certificate of Designation,
            Preferences and Rights setting forth the terms of the
            Series A Junior Participating Preferred Stock,
            without par value (incorporated herein by reference
            to Exhibit 1 to Norwest's Form 8-A filed on
            December 6, 1988 (File No. 1-2979)) and the
            Certificate of Adjustment pursuant to Section 12 of
            the Rights Agreement (incorporated herein by
            reference to Exhibit 3 to Form 8 filed on July 21,
            1989 (File No. 1-2979)).

5         - Opinion of General Counsel of Norwest.                   Electronic
                                                                     Transmission

8         - Form of Opinion of Mackall, Crounse & Moore.             Electronic
                                                                     Transmission

23(a)     - Consent of General Counsel of Norwest (included as       Electronic
            part of Exhibit 5 filed herewith).                       Transmission

23(b)     - Consent of Mackall, Crounse & Moore.                     Electronic
                                                                     Transmission

Exhibit
Number      Description                                             Form of Filing
- ------      -----------                                             --------------
23(c)     - Consent of KPMG Peat Marwick (relating to financial      Electronic
            statements of Norwest).                                  Transmission

23(d)     - Consent of KPMG Peat Marwick (relating to financial      Electronic
            statements of Community).                                Transmission

24        - Powers of Attorney.                                      Electronic
                                                                     Transmission

99        - Form of Proxy for Special Meeting of Stockholders of     Electronic
            Community.                                               Transmission